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Index to consolidated financial statements

As filed with the Securities and Exchange Commission on November 10, 2009

No. 333-162395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Birds Eye Foods, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2030 (Primary Standard Industrial Classification Code Number)	26-0398310 (I.R.S. Employer Identification No.)

90 Linden Oaks
PO Box 20670
Rochester, New York 14625
(585) 383-1850
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Neil Harrison
Chairman and Chief Executive Officer
Birds Eye Foods, Inc.
90 Linden Oaks
PO Box 20670
Rochester, New York 14625
(585) 383-1850
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Joshua N. Korff, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Arthur D. Robinson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(2)

Common Stock, $0.01 par value per share	$350,000,000	$19,530(3)

(1)   Includes shares of common stock that the underwriters may purchase (including pursuant to the option to purchase additional shares, if any) from the selling stockholder.

(2)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)   Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 10, 2009

Prospectus

                           shares

BIRDS EYE FOODS, INC.

Common stock

This is the initial public offering of our common stock. Of the shares of common stock to be sold in the offering, we are selling                  shares and Birds Eye Holdings LLC, which we refer to as Holdings or the selling stockholder, is selling                  shares. We will not receive any of the proceeds from the shares of common stock being sold by the selling stockholder. We expect the initial public offering price to be between $                  and $                  per share.

Prior to the offering, there has been no public market for our common stock. We expect to apply for listing of our common stock on The                  under the symbol "                  ."

	Per share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to Birds Eye Foods, Inc., before expenses	$	$
Proceeds to the selling stockholder, before expenses	$	$

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 15 of this prospectus.

The selling stockholder has granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to             additional shares of our common stock at the public offering price less the underwriting discount to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                           , 2009.

Joint book-running managers

J.P. Morgan	Barclays Capital	UBS Investment Bank

Co-managers

BofA Merrill Lynch	Deutsche Bank Securities	Goldman, Sachs & Co.

                           , 2009

BIRDS EYE
NEW!
Voila!
Chicken Parmesan
NEW!
BIRDS EYE
Steamfresh
Meals for Two with Fresh Frozen Vegetables
Grilled Chicken in Roasted Garlic Sauce
BIRDS EYE
Voila!
Beef Lo Mein
BIRDS EYE
Steamfresh
Fresh Frozen Vegetables
NEW!
LIGHTLY SAUCED
PASTA
PENNE & VEGETABLES with ALFREDO SAUCE
BIRDS EYE
Steamfresh
Fresh Frozen Vegetables
Perfectly Steams in the Bag!
ASPARAGUS GOLD & WHITE CORN BABY CARROTS
BIRDS EYE
Green Beans & Spaetzle
In a Bavarian Style Sauce
BIRDS EYE
DELUXE BABY VEGETABLES
BABY CORN & VEGETABLE BLEND
BIRDS EYE
Roasted Potatoes & Broccoli
BIRDS EYE
FOODS
Snyder
ORIGINAL BAR-B-Q
POTATO CHIPS
BROOKS
CHILI BEANS
COMSTOCK
More Fruit
CHERRY
Nalley
JALAPEÑO HOT
CHILI
BERNSTEIN'S
Balsamic Italian
WILDERNESS
More Fruit
BLUEBERRY
Tim's
POTATO CHIPS
Original

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. We have not and the underwriters have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or in any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                           , 2009 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the common stock being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the sections entitled "Risk factors" and "Management's discussion and analysis of financial condition and results of operations" in this prospectus before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements. See "Forward-looking statements."

Except where the context otherwise requires or where otherwise indicated, the terms "Birds Eye," "we," "us," "our," "our company" and "our business" refer to Birds Eye Foods, Inc. and its consolidated subsidiaries as a combined entity. Certain differences in the numbers in the tables and text throughout this prospectus may exist due to rounding.

The fiscal year of Birds Eye ends on the last Saturday in June. Fiscal year 2007 consisted of 53 weeks, while fiscal years 2008 and 2009 consisted of 52 weeks each. For example, references to "fiscal year 2009" refer to our fiscal year ended June 27, 2009. The three months ended September 27, 2008 and September 26, 2009 each consisted of 13 weeks.

Except for volume data relating to Birds Eye, or as otherwise noted herein, the industry, market and competitive position data contained in this prospectus have been compiled by us based on data and other information obtained from International Resources, Inc., which we refer to as IRI. We note that IRI data relating to the size of markets exclude non-traditional grocery channels such as Walmart and other club, dollar and mass merchandisers. The IRI data is for the 52 week period ended on September 6, 2009, unless otherwise noted. All market share data are based on U.S. dollar sales at retail, unless otherwise noted. While we believe that industry publications, studies and surveys, such as those released by IRI, are reliable, we have not independently verified industry, market and competitive position data from third-party sources. Accordingly, investors should not place undue weight on the industry, market and competitive position data presented in this prospectus.

Our company

We are a leading marketer, manufacturer, and distributor of branded, packaged food products, including an expanding platform of healthy, high-quality frozen vegetables and frozen meals and a portfolio of primarily branded specialty foods. Our frozen food products are marketed under the iconic Birds Eye brand name which holds the #1 market share position in frozen vegetables and the #2 market share position in complete bagged meals. Our branded specialty food products, which include fruit fillings and toppings, snack foods and chili products, hold many leading market share positions in their core geographic markets. We believe the Birds Eye brand generated approximately $1 billion in retail sales in 2009 (including Walmart), and is one of the fastest growing major brands in the U.S. frozen food industry. Over the past several years, we have made considerable investments to strengthen our Birds Eye brand and expand our portfolio of product offerings, which has resulted in meaningful net sales growth. From fiscal year 2005 to fiscal year 2009, our consolidated net sales grew from $636 million to

$936 million, representing a compound annual growth rate, which we refer to as CAGR of 10.1%, and our consolidated Adjusted EBITDA (as defined in footnote 9 in "—Summary consolidated financial and other data") grew from $88 million to $150 million, representing a CAGR of 14.2%. See "—Summary consolidated financial and other data" for more information. We operate two primary business segments: our frozen food group and our specialty food group.

Our frozen food group, which includes our Birds Eye frozen vegetables and our Voila! and Steamfresh complete bagged meals, accounted for 69.2% of our fiscal year 2009 net sales. We have grown our frozen food business by successfully developing innovative new products in both the frozen vegetables and frozen complete bagged meal categories supported by consistent and significant marketing investment. Birds Eye is the largest U.S. frozen vegetables brand with our steamed and non-steamed product offering and holds a 26.5% market share. Our Steamfresh product line offers consumers an innovative method to steam Birds Eye vegetables and meals in a specially designed microwaveable bag. Our complete bagged meal product portfolio holds a combined 21.8% market share and includes our value-oriented Voila! products and our premium Steamfresh products. Voila! and Steamfresh complete bagged meals offer consumers value-added meal solutions that include a protein, starch and vegetables in one convenient package. Our strong historical net sales growth benefited from actions taken in both frozen vegetables and complete bagged meals. Also, we experienced growth from the introduction of Steamfresh vegetables in fiscal year 2006 and within the complete bagged meal category we have driven net sales growth through both our Voila! product line and our introduction of Steamfresh meals in fiscal year 2009. From fiscal year 2005 to fiscal year 2009, our frozen food segment net sales grew from $363 million to $647 million representing a CAGR of 15.5%, and Segment EBITDA (as defined in footnote 10 under "—Summary consolidated financial and other data") grew from $55 million to $94 million representing a CAGR of 14.1%.

Our specialty food group accounted for 29.9% of our fiscal year 2009 net sales. From fiscal year 2005 to fiscal year 2009 the specialty food group improved Segment EBITDA margins from 12.7% to 21.3% thereby generating strong cash flow. In fiscal year 2009, the specialty food group segment had net sales of $279 million and Segment EBITDA of $60 million.

Our industrial-other segment comprises the remaining 1% of our net sales, which are frozen vegetables sold to a limited number of industrial customers.

While we experienced significant growth in net sales and Segment EBITDA from fiscal year 2005 to fiscal year 2009, heightened competition, including an increased number of new product introductions in both the steamed vegetables and complete bagged meal categories, is leading to increased consumer marketing, trade promotions and pricing pressures. See "Management's discussion and analysis of financial condition and results of operations" for a discussion of the decline in net sales and Segment EBITDA we experienced in the first fiscal quarter of fiscal year 2010.

Industry overview

The U.S. frozen food industry is a large, attractive market supported by favorable consumer and retailer fundamentals. The frozen dinners and entrees (excluding pizza) and frozen vegetables categories represented the first and fifth largest categories within the U.S. frozen food industry and generated approximately $6 billion and approximately $2 billion in grocery channel retail sales, respectively. In addition to grocery channel retail sales, we estimate that Walmart represents an additional 27% and 22% of the overall retail sales of the frozen dinners and entrees and frozen vegetables markets, respectively. The complete bagged meal segment of the frozen dinners and entrees category generates annual grocery channel retail sales of approximately $580 million. From calendar year 2005 to 2008, frozen food industry grocery channel retail sales grew at a CAGR of approximately 2.3%, while our key category segments, including frozen dinners and entrees and frozen vegetables grew at a CAGR of approximately 1.8% and 4.8%, respectively, while the complete bagged meal segment grew at a CAGR of approximately 9.8%. We believe that the steam-based vegetables category will experience less growth in the future than during its initial development years. In addition, we anticipate that our primary categories will experience heightened levels of competition resulting in an increase in the number of new product introductions, pricing pressures and increased couponing. See "Management's discussion and analysis of financial condition and results of operations." We believe that recent growth in categories like frozen dinners and entrees and frozen vegetables has been driven by increased consumer demand for good tasting, convenient and nutritious meals and snacks.

Our competitive strengths

Iconic Birds Eye brand with leading U.S. market share positions

Birds Eye is one of the most recognized frozen vegetables brands in the United States as evidenced by our 54% unaided brand awareness as of April 2009. Birds Eye currently holds the #1 market share position with a 26.5% share of the U.S. frozen vegetables category. On a combined basis, Steamfresh and Voila! hold the #2 market share position with a combined 21.8% share of the U.S. complete bagged meal category. We believe that our leading market share positions provide us with a competitive advantage in key areas such as premium pricing, shelf space allocation, and our ability to grow through brand extensions and new product development in both existing and new categories.

Successful history of innovation and new product development

Over our last five fiscal years, we have focused our research and development efforts on the frozen vegetables and complete bagged meal categories. With the launch of Steamfresh in January 2006, we were the first company to capture a nationwide market share with a microwaveable product that enables consumers to conveniently steam vegetables in their packaging. Since that time, the steamed vegetables category has grown to become an approximately $580 million category for the retail grocery channel. Since the introduction of the complete bagged meal category in the late 1990's, which we entered in 1998 with the introduction of Voila!, the category has grown to become an approximately $580 million category for the retail grocery channel. As a result of our continued focus on new product development, approximately 15.4% and 17.9% of our net sales of the frozen food group in fiscal years 2009 and 2008, respectively, were generated by products that we did not sell two years prior. Our product innovation has contributed to Birds Eye becoming the fastest growing major brand in the frozen food category over the past three calendar years with a retail grocery channel sales CAGR of 14.9%.

Excellent, longstanding relationships with leading U.S. retailers

We have longstanding relationships with leading U.S. retailers, many of which we have been doing business with for over two decades. For the 52-week period ended June 14, 2009, weighted average annual retail sales of Birds Eye frozen vegetables represented approximately 40% of the sales of branded frozen vegetables and 21% of complete bagged meals sold by our eight largest customers—C&S Wholesale, Food Lion, Kroger, Publix, Safeway, SuperValu, Wakefern (Shop Rite) and Walmart. We have been recognized throughout the industry with many awards and acknowledgements, including awards for packaging excellence, new product initiatives and category insight. We have a strong relationship with Walmart, which generated approximately 25% of our fiscal year 2009 net sales.

Proven strategy that has delivered strong organic growth

We have implemented a successful strategic plan to invest in and grow our Birds Eye brand through increased consumer marketing (which we define to include coupon redemption expense, advertising, research, package design and other marketing expenses) and trade promotions (which we define as promotional spending, slotting expenses and discounts and allowances), targeted product innovation, brand extensions and a continued focus on competing in higher margin, growing categories. As a result, we have become a market leading, branded food company with a track record of attractive organic growth and significantly improved operating results. From fiscal year 2005 to fiscal year 2009, we increased our spending on consumer marketing for our frozen food group at a CAGR of approximately 19%. During this same time period, our consolidated net sales grew from $636 million in fiscal year 2005 to $936 million in fiscal year 2009, representing a CAGR of 10.1%. Despite the recent U.S. economic recession, our consolidated net sales grew from $868 million in fiscal year 2008 to $936 million in fiscal year 2009, representing an increase of 7.8%, and our consolidated Adjusted EBITDA grew from $140 million to $150 million, representing an increase of 7.2%.

We anticipate that our primary categories will experience heightened levels of competition resulting in an increase in the number of new product introductions, pricing pressures and increased couponing. Accordingly, we believe our growth trends may moderate from our historic levels.

Experienced and focused management team

We have an experienced senior management team, with our eight most senior executives averaging 12 years with our company and over 25 years of experience in the highly competitive branded consumer goods industry. Following a comprehensive strategic review in 2005, management has successfully executed a strategy that has enabled us to become a market-leading, branded frozen food business. As such, we believe that continued strategic investments in our Birds Eye brand and focus on product innovation will help drive strong net sales and Adjusted EBITDA growth while enhancing our leading market share positions.

Our strategy

We intend to expand our position as a leading innovator and marketer of frozen foods by pursuing the following strategies:

Continue to deliver excellent consumer value by leveraging our iconic Birds Eye brand and leading U.S. market share positions

We continuously strive to provide consumers with high quality, great tasting and convenient products sold at competitive prices. We believe that our continued efforts to deliver innovative products will support the leading market share positions of our Birds Eye products and will offer opportunities for future brand extensions, as well as support our pricing strategies.

Continue to innovate and support the Birds Eye brand, with significant consumer marketing and trade promotions

We have invested significant funds in developing a growing pipeline of new products that we believe will strengthen our leading U.S. market share positions. We utilize rigorous and consistently applied processes and criteria to launch successful new products, and then support these new products with strategic consumer marketing and trade promotions. We target consumer marketing and trade promotions expense as a percentage of frozen food net sales in the high single digits. Our new product initiatives focus on emerging consumer trends, broadening consumer demographics and increasing meal and snack time opportunities for consumers to enjoy our products throughout the day.

Enhance margins through optimization of product mix and cost reduction initiatives

In 2006, we divested our lower margin, non-branded frozen vegetable business as part of our successful re-emphasis on branded frozen products, and have since focused on the attractive, higher growth and higher margin branded frozen food segment. Through this effort, we have decreased our base SKU count from approximately 4,500 to 480 since fiscal year 2005. By actively managing both our product mix towards higher gross margin SKUs and our operating efficiencies, we believe we can continue to drive gross margin enhancement.

Maintain the strong free cash flow of the specialty food group

We are dedicated to continuing the strong free cash flow of the specialty food group through cost-effective trade promotions and competitive pricing while reducing production and overhead costs. The segment has historically generated high margins and strong free cash flow with fiscal year 2009 Segment EBITDA margin of 21.3% and Segment EBITDA of $60 million. We expect to leverage the strong free cash flow from the specialty food group to supplement investment in our faster growing frozen food group and assist with paying down our debt.

Risk factors

An investment in our common stock involves a high degree of risk, and our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the retail industry. You should carefully consider the following, as well as the more detailed discussion of risk factors set forth under "Risk factors" and the other information included in this prospectus:

•
we may experience liabilities or adverse effects on our reputation as a result of product recalls;

•
the effects of strong competition in the food industry, including competitive pricing and marketing actions, could adversely affect our profitability and market share;

•
if we infringe intellectual property rights of third parties or inadequately protect, maintain or enforce our intellectual property rights, our business could be harmed;

•
the loss of one or more of our significant customers may adversely affect our results of operations;

•
the consolidation of retail customers may adversely impact our operating margins and profitability;

•
we may be unable to anticipate changes in consumer preferences and buyer behavior as well as risks associated with new product introductions, which could adversely impact our profitability;

•
changes in consumer preferences, including shifts to lower-priced alternatives as a result of the global economic crisis or otherwise, could adversely affect our business; and

•
fluctuations in the cost and availability of supply chain elements could increase operating costs and lower profitability.

Our corporate structure

On August 19, 2002, pursuant to the terms of the Unit Purchase Agreement dated June 20, 2002, by and among Pro-Fac Cooperative, Inc., a New York agricultural cooperative, which we refer to as Pro-Fac, Birds Eye Group, Inc. (f/k/a Birds Eye Foods, Inc.), at the time a wholly-owned subsidiary of Pro-Fac, and Birds Eye Holdings LLC (f/k/a Vestar/Agrilink Holdings LLC), a Delaware limited liability company, which we refer to as Holdings, Holdings and its affiliates acquired control of us.

Birds Eye Foods, Inc. was incorporated as a Delaware corporation in 2007. We are a wholly-owned subsidiary of Holdings, and are the sole stockholder of Birds Eye Holdings, Inc., which in turn is the sole stockholder of Birds Eye Group, Inc., our principal operating subsidiary. At September 30, 2009, funds affiliated with Vestar Capital Partners, which we refer to as Vestar, Pro-Fac, and our management and directors had ownership interests in Holdings of approximately 55%, 40%, and 5%, respectively. Vestar has a voting majority of all outstanding Holdings common units through its ownership of all class A units, which receive two votes for every one vote of the other classes of Holdings units. For more information see "Certain relationships and related party transactions—Limited liability company agreement." Following this offering, Holdings will own approximately         % of our common stock (approximately         % if the underwriters' option to purchase additional shares is exercised in full).

The following is a summary chart of our corporate structure as of the date hereof:

Corporate and other information

Our executive offices are located at 90 Linden Oaks, Rochester, New York 14625, and our telephone number is (585) 383-1850. Our principal website address is www.birdseyefoods.com. Information contained on any of our websites is not incorporated into, and does not constitute part of this prospectus.

Birds Eye and Steamfresh are some of our registered trademarks. Other brand names or trademarks appearing in this prospectus are the property of their respective owners. Solely for convenience, our trademarks and tradenames referred to in this prospectus are without the ® symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensors to these trademarks and tradenames.

The offering

Issuer	Birds Eye Foods, Inc., a Delaware corporation.
Selling stockholder	Birds Eye Holdings LLC
Common stock offered by us	shares of common stock, par value $0.01 per share.
Common stock offered by the selling stockholder	shares of common stock, par value $0.01 per share.
Over-allotment option
The selling stockholder has granted the underwriters an option to purchase up to an additional shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.
Common stock outstanding after this offering	shares of common stock outstanding.
Offering price	We expect the offering price to be between $ and $ per share.
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discount and estimated offering expenses, will be approximately $ million, assuming shares offered at $ per share, the midpoint of the price range set forth on the cover of this prospectus. We will not receive any of the proceeds from the shares of common stock being sold by the selling stockholder.

We intend to use approximately $ million of our net proceeds from this offering to repay outstanding term loans pursuant to a credit agreement among Birds Eye Foods, Inc., UBS Loan Finance, LLC, as the lender and UBS AG, Stamford Branch, as administrative agent, which we refer to as the Birds Eye Credit Facility. See "Use of proceeds," "Capitalization" and "Description of certain indebtedness."
Dividend policy	We have no current plans to pay any cash dividends in the foreseeable future.
Proposed symbol	" "

Directed share program	At our request, the underwriters have reserved up to % of the shares of common stock offered hereby for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The sales will be made by through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See "Underwriting."
Risk factors	You should carefully read and consider the information set forth under "Risk factors" and all other information set forth in this prospectus before investing in our common stock.
Conflicts of interest	Affiliates of UBS Securities LLC are lenders under the Birds Eye credit facility and will receive more than 5% of the net proceeds of this offering. For more information, see "Conflicts of interest."

Unless otherwise indicated, all information contained in this prospectus assumes:

•
no exercise of the underwriters' option to purchase up to                  additional shares of common stock from the selling stockholder to cover over-allotments, if any; and

•
that the common stock to be sold in this offering is sold at $                  , which is the midpoint of the range set forth on the cover page of this prospectus.

Except as otherwise noted, the number of shares of our common stock stated in this prospectus to be outstanding after this offering:

•
gives effect to a         -for-one stock split to take place immediately prior to completion of this offering; and

•
excludes           shares of common stock reserved for issuance under the equity compensation plan that we plan to adopt in connection with this offering.

Summary consolidated financial and other data

The following table sets forth our summary consolidated financial and other data for the periods and as of the dates indicated. The summary income statement data for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary income statement data for the three months ended September 27, 2008 and September 26, 2009 and summary consolidated balance sheet data as of September 26, 2009 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations, and cash flows have been included. Operating results for the three months ended September 26, 2009 are not necessarily indicative of the results that may be expected for the year. Our subsidiary, Birds Eye Holdings, Inc., was previously directly, wholly owned by Holdings. Holdings transferred its ownership interest in Birds Eye Holdings, Inc. (and, indirectly, Birds Eye Group, Inc.) to us on July 1, 2007, making each of Birds Eye Holdings, Inc. and its subsidiary Birds Eye Group, Inc., a wholly-owned subsidiary of ours. This transaction was accounted for as a reorganization of entities under common control, and accordingly, there was no change in the basis of the underlying assets and liabilities. The accompanying consolidated financial statements for fiscal years 2008 and 2009 and the three months ended September 27, 2008 and September 26, 2009 are reflective of the change in reporting entity that occurred as a result of the ownership transfer on July 1, 2007. Our consolidated financial statements reflect the financial statements of Birds Eye Holdings, Inc. for the periods prior to July 1, 2007. Fiscal year 2007 consisted of 53 weeks and fiscal years 2008 and 2009 consisted of 52 weeks. The three months ended September 27, 2008 and September 26, 2009 each consisted of 13 weeks.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with "Risk factors," "Use of proceeds," "Capitalization," "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations," and our financial statements and the related notes thereto are included elsewhere in this prospectus.

	Fiscal year ended			Three months ended
(in thousands, except share data)	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009

Consolidated statement of income data:
Net sales	$782,714	$868,318	$935,644	$195,434	$181,113
Cost of sales	548,190	596,983	669,427	146,936	139,316

Gross profit	234,524	271,335	266,217	48,498	41,797
Selling, administrative and general expense	149,200	148,833	135,722	32,389	30,469
Restructuring(1)	399	690	1,169	—	—
Other expense(2)	1,379	—	—	—	—

Operating income	83,546	121,812	129,326	16,109	11,328
Loss on early extinguishment of debt(3)	2,272	—	—	—	—
Interest expense	25,680	63,100	50,001	13,746	11,017

Pretax income from continuing operations	55,594	58,712	79,325	2,363	311
Tax provision	22,410	21,491	26,220	1,120	190

Income from continuing operations	33,184	37,221	53,105	1,243	121
Discontinued operations (loss)/gain, net of taxes(4)	(42,080)	830	540	368	15

Net (loss)/income	$(8,896)	$38,051	$53,645	$1,611	$136

Income from continuing operations allocated to common stockholder(5)	$1,727	$37,221	$53,105	$1,243	$121
Net (loss)/income allocated to common stockholder(5)	$(40,353)	$38,051	$53,645	$1,611	$136
Basic and diluted net (loss)/income per share(6)
Income from continuing operations
Discontinued operations, net of taxes

Net (loss)/income

Basic and diluted weighted average number of shares of common stock outstanding(6)

	September 26, 2009
(in thousands)	Actual	As adjusted(7)(8)

Consolidated balance sheet data:
Cash and cash equivalents	$44,396	$
Working capital	$207,979	$
Total assets	$747,104	$
Total long-term debt	$743,340	$
Stockholder's deficit	$(241,911)	$

	Fiscal year ended			Three months ended
(in thousands)	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009

Other consolidated financial data:
Capital expenditures	$16,875	$21,610	$25,803	$8,901	$4,294
Cash flow from operations	60,144	91,214	48,024	(77,446)	(51,284)
Cash flow from investing	82,470	(17,269)	(24,928)	(8,056)	(4,294)
Cash flow from financing	(210,582)	(4,074)	(33,890)	33,800	34,969
Adjusted EBITDA(9)	$107,149	$140,126	$150,204	$20,328	$15,112
Segment EBITDA(10)
Frozen food group	$57,680	$87,980	$93,639	$6,200	$2,422
Specialty food group	$51,428	$54,155	$59,599	$14,557	$12,730
Industrial-other	$(1,959)	$(2,009)	$(3,034)	$(429)	$(40)

(1)   In both fiscal years 2009 and 2007, we eliminated positions from various departments as part of our cost reduction efforts. In fiscal year 2008, a member of our senior management team departed and we recognized a charge related to this departure.

(2)   We recognized a loss on the sale of an idle manufacturing facility and administrative office.

(3)   On March 22, 2007, we amended and restated our credit agreement among Birds Eye Group, Inc., Birds Eye Holdings, Inc. and a syndicate of banks and other lenders arranged and managed by JPMorgan Chase Bank, N.A., which we refer to as the Opco Credit Facility, and used part of the proceeds to pay off existing outstanding term loans, in conjunction with this repayment, we recorded a charge to write off deferred financing fees. In addition, on November 20, 2006, we repurchased the remaining balance of our previously issued senior subordinated notes, and in conjunction with this we recognized a gain to write off the remaining unamortized premium.

(4)   During fiscal year 2007, we completed the sale of our non-branded frozen vegetable business. See Note 3 to the "Notes to consolidated financial statements" for a complete discussion on the components of discontinued operations.

(5)   The income from continuing operations allocated to our common stockholder and net loss allocated to our common stockholder for fiscal year 2007 is net of preferred dividends and accretion costs on preferred stock that was outstanding at that time. In fiscal year 2007, we refinanced our Opco Credit Facility. Proceeds from this refinancing were used to redeem all preferred stock that Birds Eye Holdings, Inc. had outstanding at that time.

(6)   All shares and per share data amounts give effect to a             for-one stock split to take place immediately prior to the completion of the offering.

(7)   The as adjusted column in the balance sheet data table above reflects the balance sheet data as further adjusted for (a) our receipt of the estimated net proceeds from the sale of shares of common stock offered by us at an assumed initial public offering price of $                           per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us and (b) the repayment of outstanding indebtedness as described in "Use of proceeds." See "Capitalization" and "Use of proceeds."

(8)   A $1.00 increase (decrease) in the assumed initial public offering price of $                           per share, the mid-point of the price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets and total stockholder's equity (deficit) by approximately $                            million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Similarly, if we change the number of shares offered by us, the net proceeds we receive will increase or decrease by the increase or decrease in the number of shares sold, multiplied by the offering price per share, less the estimated underwriting discount and estimated offering expenses payable by us.

(9)   EBITDA means net (loss)/income before interest expense, tax provision and depreciation and amortization. Segment EBITDA for the periods presented in footnote 10 below means EBITDA for one of our three reporting segments. Adjusted EBITDA for the periods presented above means EBITDA adjusted for the items described in the table below. These measures are not considered to be Generally Accepted Accounting Principles, which we refer to as GAAP, financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. We believe that EBITDA, Segment EBITDA and Adjusted EBITDA provide investors with helpful information with respect to our operations and cash flows. EBITDA, Segment EBITDA and Adjusted EBITDA are measures used by our management, including our Chief Executive Officer, who is our chief operating decision-maker, in evaluating the performance of our business, and are factors in measuring compliance with debt covenants relating to certain of our borrowing arrangements. In addition, Segment EBITDA is one of several factors used by our management, including our chief operating decision-maker, in determining the relative allocation of resources among segments (although such allocation is not necessarily directly proportionate to these measures). We include these measures to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements. EBITDA, Segment EBITDA and Adjusted EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA, Segment EBITDA and Adusted EBITDA in an identical manner and, therefore, they are not necessarily an accurate measure of comparison between companies. The following table presents a reconciliation of net (loss)/income, the most directly comparable financial measure under GAAP to EBITDA and Adjusted EBITDA for the periods presented. See "Management's discussion and analysis of financial condition and results of operations—Results of operation—Non-GAAP financial measures."

	Fiscal year ended			Three months ended
(in thousands)	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009

Net (loss)/income (GAAP measure)	$(8,896)	$38,051	$53,645	$1,611	$136
Interest expense	25,680	63,100	50,001	13,746	11,017
Tax provision	22,410	21,491	26,220	1,120	190
Depreciation and amortization	18,978	17,624	18,409	4,219	3,767

EBITDA (Non-GAAP measure)	58,172	140,266	148,275	20,696	15,110

Discontinued operations, net of taxes	42,080	(830)	(540)	(368)	(15)
Restructuring(a)	399	690	1,169	—	—
Other expense(b)	1,379	—	1,300	—	17
Loss on early extinguishment of debt(c)	2,272	—	—	—	—
Transition costs(d)	2,847	—	—	—	—

Adjusted EBITDA (Non-GAAP measure)	$107,149	$140,126	$150,204	$20,328	$15,112

  (a)    Restructuring is primarily comprised of employee termination costs.

  (b)    Other expense in fiscal year 2007 comprised a loss on disposal of our idle manufacturing and administrative office in Green Bay, Wisconsin. Other expense in fiscal year 2009 consisted of consulting fees incurred to assist with strategic evaluations.

  (c)    Loss on early extinguishment of debt in fiscal year 2007 represents the write-off of deferred financing costs related to the repayment of term loans net of gain related to the redemption of senior subordinated notes.

  (d)    Transition costs in fiscal year 2007 represents incremental expenses incurred in connection with the divestiture of our non-branded frozen vegetable business.

(10) The following table presents a reconciliation of Segment EBITDA to segment operating income, the most directly comparable financial measure under GAAP for each operating segment for the periods presented. We do not allocate interest expense, our tax provision or miscellaneous income or expense items, such as restructuring expense, other expense or loss on early extinguishment of debt, to Segment EBITDA.

	Fiscal year ended			Three months ended
(in thousands)	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009

Frozen food group
Operating (loss)/income (GAAP measure)	$45,091	$76,689	$81,617	$3,606	$118
Depreciation and amortization	12,589	11,291	12,022	2,594	2,304

Segment EBITDA (Non-GAAP measure)	57,680	87,980	93,639	6,200	2,422
Specialty food group
Operating (loss)/income (GAAP measure)	45,471	48,006	53,411	12,975	11,272
Depreciation and amortization	5,957	6,149	6,188	1,582	1,458

Segment EBITDA (Non-GAAP measure)	51,428	54,155	59,599	14,557	12,730
Industrial—other
Operating (loss)/income (GAAP measure)	(2,391)	(2,193)	(3,233)	(472)	(45)
Depreciation and amortization	432	184	199	43	5

Segment EBITDA (Non-GAAP measure)	$(1,959)	$(2,009)	$(3,034)	$(429)	$(40)

Risk factors

An investment in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. However, the selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks related to our business

We may experience liabilities or adverse effects on our reputation as a result of product recalls.

The sale of food products for human consumption entails an inherent risk of product liability and product recall and the resultant adverse publicity. Such liabilities and recalls may result from product contamination, spoilage or mishandling. This risk will be amplified in future periods as we extend our offerings to include more varieties of seafood. Pathogens, such as listeria, are generally found in the environment and consequently, there is a risk that they, as a result of food processing, could be present in our products. These risks may not be eliminated by adherence to good manufacturing practices and finished product testing. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination, adverse test results or damage to the products, which could result in significant costs incurred as a result of any recall, including potential destruction of inventory and lost sales. In addition to the risks of product liability or product recall due to deficiencies caused by our operations, we may encounter the same risks if any third party tampers with our products. We may be required to undertake product recalls, and product liability claims may be asserted against us in the future. We have little, if any, control over proper handling procedures once our products have been shipped for distribution. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding a significant product liability case or product recall could adversely affect the value of our brands and our reputation with existing and potential customers.

We do not own the Birds Eye, Steamfresh or certain other trademarks in a number of foreign jurisdictions and, thus, have no control over the quality of the products bearing these trademarks in such foreign jurisdictions. However, any negative publicity surrounding third party products, such as product recalls and product liability claims, with respect to the Birds Eye or Steamfresh trademarks in these jurisdictions could nonetheless adversely affect our reputation and the value of our trademarks. See "—If we infringe intellectual property rights of third parties or inadequately protect, maintain or enforce our intellectual property rights, our business could be harmed."

Our product liability insurance coverage may not adequately protect us from all of the liabilities and expenses that we may incur in connection with such events and we do not carry insurance coverage for product recalls. If we were to suffer a loss that is not adequately covered by insurance, our results of operations and financial condition would be adversely affected.

The effects of strong competition in the food industry, including competitive pricing and marketing actions, could adversely affect our profitability and market share.

Our product categories are highly competitive with respect to price, product innovation, product quality, brand recognition and loyalty and the ability to identify and satisfy consumer preferences. Our competitors continue to introduce new products and brand extensions, particularly in the complete bagged meal segment. Our product lines are sensitive to competition from national and regional brands, and many of our product lines compete directly or indirectly with private label products and fresh alternatives. We cannot predict the pricing, product innovation or promotional actions of our competitors or whether those actions will have a negative effect on us.

This competitive environment subjects us to the risk of adverse impact to our financial performance if we are required to respond to pricing actions or increased brand investment by our competitors. Such competitive pressures may also limit our ability to increase prices, including in response to increased costs. Our financial performance will be adversely affected if our profit margins decrease, either as a result of a reduction in prices or increased costs, and we are unable to increase sales volume to offset margin decreases. These limitations may cause us to lose market share, which may require us to lower prices, increase our consumer marketing and/or increase trade promotions, each of which would adversely affect our financial performance.

In order to maintain or increase our current market share in this highly competitive environment, we expect to increase our consumer marketing, trade promotions and new product innovation. The success of our consumer marketing, trade promotions and new product innovation is subject to risks, including uncertainties about consumer and trade acceptance. As a result, we cannot guarantee that these higher levels of expenditures will maintain or enhance our market share and such increases in spending could result in lower levels of net sales and operating profitability.

If we infringe intellectual property rights of third parties or inadequately protect, maintain and enforce our intellectual property rights, our business could be harmed.

We consider our key trademarks to be of significant importance to our business. We have obtained U.S. registrations for these marks, including Birds Eye and Steamfresh, and have the exclusive right to use the trademark Voila! for our meat and vegetable meal product pursuant to a perpetual, paid-up license. Our failure to successfully protect our trademarks could diminish the value and efficacy of our brand recognition, and could cause customer confusion, which could, in turn, adversely affect the validity of our trademarks, net sales and profitability.

Although we have rights to the Birds Eye and Steamfresh trademarks in the United States and certain other jurisdictions, unaffiliated third parties own rights to the Birds Eye and Steamfresh trademarks in many other countries. These third-party trademark rights may impose legal barriers on our use of these trademarks in those and other jurisdictions and may therefore limit the expansion of the business conducted under these trademarks into these jurisdictions.

We cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise conflict with the intellectual property rights of others, or that the intellectual property of third parties does not and will not infringe, misappropriate or otherwise conflict with ours. Parties have filed, and in the future may file, claims against us alleging that we have infringed, misappropriated or otherwise violated third party intellectual property rights. If we are found to have infringed, misappropriated or otherwise violated rights of third parties, we could be required to pay damages, obtain licenses, cease using certain intellectual property or cease making or selling certain products. There can be no assurance that licenses will be available on commercially reasonable terms, or that work-arounds will be feasible and cost-efficient, and the cost to defend these claims, whether or not meritorious, could be significant and could divert the attention of management and our resources.

We rely on the trademark, patent, copyright, trade secret and other related laws of the U.S. and other countries to protect our proprietary rights, but there can be no guarantee that these will adequately protect all of our rights, or that any of our intellectual property will not be challenged or held invalid or unenforceable in a dispute with third parties. If we are unable to protect, maintain or enforce our intellectual property rights against third parties, our business, financial condition and results of operations may be adversely affected.

The loss of one or more of our significant customers may adversely affect our results of operations.

We have several large customers that account for a significant portion of our net sales. Our top ten customers accounted for approximately 64% of our net sales during fiscal year 2009, with our largest customer, Walmart, representing 25% of our fiscal year 2009 net sales and our second largest customer, C&S Wholesale Grocers, representing 8% of our fiscal year 2009 net sales. We do not have long-term contracts with our customers, and as a result, our customers could significantly decrease or cease their business with us with limited or no notice. Many retailers are aggressively managing their inventory levels downward and these initiatives will have negative impacts to net sales in the periods these actions are taken. Our results of operations could be adversely affected by the loss of one or more of our large customers or if net sales from one or more of these customers is significantly reduced.

The consolidation of retail customers may adversely impact our operating margins and profitability.

Our customers, such as supermarkets, warehouse clubs and food distributors, have consolidated in recent years and consolidation may continue. As a result of these consolidations, our large retail customers may seek lower pricing or increased trade promotions from their suppliers, including us. If we fail to respond to these trends in our industry, our volume growth could slow or we may need to lower prices or increase trade promotions and consumer marketing for our products, both of which would adversely affect our financial results. These retailers may use shelf space currently used for our products for their own private label products. In addition, retailers are increasingly carrying fewer brands in any one category and our results of operations will suffer if we are not selected by our significant customers to remain a vendor. In the event of consolidation involving our current retailers, we may lose key business if the surviving entities do not continue to purchase products from us.

We may be unable to anticipate changes in consumer preferences and buyer behavior as well as risks associated with new product introductions, which could adversely impact our profitability.

Our success is dependent in part on our ability to anticipate and react to changes in the tastes and eating habits of consumers and to offer new products or improve existing products to appeal to their preferences. Additionally, we must anticipate and react to changes in consumer buying behavior, including preferred shopping destinations, coupon usage, pack size and many other factors. There are inherent risks in the marketplace associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance. We may be required to increase consumer marketing to support new product development and increase trade promotions and other brand investments associated with the introduction of new products or line extensions into the marketplace. We may not be successful in developing new products or improving existing products, and our new products may not achieve consumer acceptance. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which could adversely affect our operating results and profitability.

Changes in consumer preferences, including shifts to lower-priced alternatives as a result of the global economic crisis or otherwise, could adversely affect our business.

Retailers are increasingly offering their own private label products that compete as a cheaper alternative to our branded products. The willingness of consumers to purchase our branded products depends in part on the perception that our branded products are of higher quality than less expensive alternatives. If the difference in quality between our branded products and store brands narrows, or if there is a perception of such a narrowing, consumers may choose not to buy our branded products. Furthermore, in periods of economic uncertainty like we are currently experiencing, consumer spending shifts towards cheaper alternatives, such as private label products or other economy brands. As consumers have recently become more value conscious, we have seen a shift in consumer purchases from our premium frozen vegetables offerings to our more value-oriented offerings. Both of these trends may result in a reduction in the volume of sales of our higher margin products or a shift in our product mix to lower margin offerings.

Trends within the food industry change often and failure to identify and react to changes in the trends could lead to, among other things, reduced demand and price reductions for our products. Competitive pressures and changes in consumer preferences could cause us to lose market share or decrease our margins, both of which would adversely affect our operating results.

Fluctuations in the cost and availability of supply chain elements could increase operating costs and lower profitability.

We source raw materials, including fruits, vegetables, proteins and seafood, as well as packaging material and other materials to manufacture products. We may experience shortages in these items or increases in the costs of such items as a result of market fluctuations, weather conditions or other unforeseen circumstances. We do not have long-term contracts with fixed pricing for many of our purchased materials, but instead primarily rely on negotiating contracts on an annual basis. Due to fluctuations in commodity prices, such contracts may not be favorably priced compared to prior periods. Also, since we contract for certain raw vegetables on specified acreage, we have in the past and may in the future be required to purchase raw materials on the spot market if the vegetable production on the acreage contracted for is not adequate. We do not engage in hedging activities with respect to our purchased fruits and vegetables commodities. Rising fuel and energy costs may also have a significant impact on our cost of operations, including the manufacture, transport, and distribution of products. We have engaged in a swap agreement relating to diesel fuel. See "Management discussion and analysis of financial condition and results of operations—Quantitative and qualitative disclosures about market risk—Commodity price risk." Fuel costs may fluctuate due to a number of factors outside of our control, including market fluctuations, governmental policy and regulation and weather conditions. For example, commodity and input cost inflation in fiscal year 2009 contributed to a decrease in our gross margin percentage of 280 basis points as compared to fiscal year 2008. U.S. governmental policies relating to farm and ethanol policies may directly or indirectly influence the competing demand for corn for use in the manufacture of ethanol, which may affect the number of corn acres planted, corn prices or the level of corn inventories. Our results of operations would be adversely affected by a decrease in the supply of corn or an increase in the price of corn.

Changes in the prices of our products may lag behind changes in the costs of our materials. Competitive pressures also may limit our ability to raise prices in response to increased raw materials, packaging and fuel costs. Accordingly, if we are unable to increase our prices to offset increased costs, our financial performance would be adversely affected.

We are subject to transportation risks.

An extended interruption in our ability to ship our products would have a material adverse effect on our business, financial condition and results of operations. Similarly, any extended disruption in the distribution of our products would have a material adverse effect on our business, financial condition and results of operations. While we believe we are adequately insured and would attempt to transport our products by alternative means if we were to experience an interruption due to strikes, natural disasters or otherwise, we cannot be sure that we would be able to do so or be successful in doing so in a timely and cost-effective manner.

Labor strikes or work stoppages by our employees could harm our business.

As of September 26, 2009 we had a total of approximately 1,700 full-time, or non-seasonal employees. Most of our full-time distribution, production and maintenance employees are covered by collective bargaining agreements. Labor organizing activities could result in additional employees becoming unionized. We have several collective bargaining or other labor agreements covering a total of approximately 1,025 employees. We have 3 agreements expiring in fiscal year 2010 covering approximately 505 employees, including one agreement covering approximately 305 employees that expires on December 31, 2009. We are planning on renewing this agreement. We cannot assure you that we will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. Failure to renew existing agreements or a prolonged labor dispute, including but not limited to a work stoppage, could adversely affect our business operations and financial performance.

Any significant deterioration of employee relations, increase in labor costs, slowdowns or work stoppages, or shortages of labor at any of our locations, whether due to union activities,

employee turnover or otherwise, could have a material adverse effect on our business, financial condition and results of operations. See "Business—Employees."

Our operations are subject to numerous laws and regulations. Non-compliance with these laws and regulations, or the enactment of more stringent laws or regulations, could adversely affect our business.

Food production and marketing are highly regulated by a variety of federal, state, local and foreign agencies, and new regulations and changes to existing regulations are issued regularly. New laws and regulations or changes in the existing laws and regulations could increase our costs of doing business and adversely affect our profitability. As we enter new lines of business, we may be subject to additional laws or regulations that could increase the cost of doing business. In addition, because we advertise many of our products, we could be the target of claims relating to false or deceptive advertising under federal, state and foreign laws and regulations.

Our operations are also subject to various federal, state and local environmental, health, safety and other laws and regulations. Environmental, health and safety laws and regulations are subject to amendment, to the imposition of new or additional requirements and to changing interpretations by governmental agencies and courts. We cannot assure you that we will always operate in compliance with environmental requirements, and if we fail to comply with such requirements, we could incur material penalties, fines and damages and negative publicity. As an owner and operator of real property, we can be found jointly and severally liable under such laws for costs associated with investigating, removing and remediating hazardous or toxic substances that may exist on, in or about such real property. Such liability can be imposed without regard to whether the owner or operator had knowledge of, or was actually responsible for causing, the conditions being addressed. Further, it is possible that we could be found liable regarding properties we formerly owned or operated or regarding properties at which wastes we generated were disposed of. In addition, it is possible that we may face claims alleging harmful exposure to, or property damage resulting from, the release of hazardous or toxic substances at or from our locations or otherwise related to our business. We do not carry insurance coverage for environmental liabilities. Environmental conditions relating to any former, current or future locations could adversely impact our business and results of operations.

Our inability to achieve efficiency in production could adversely impact operating costs.

Many of our costs, such as those for raw materials, energy and freight, are outside of our control. Therefore, our future success and profitability depends in part on our ability to be efficient in the production and manufacturing of our products. A failure to lower costs through productivity gains could weaken our competitive position. Further, if the productivity or cost saving initiatives that we have implemented or any future productivity or cost savings initiatives do not generate the expected cost savings and synergies, our results of operations may be adversely affected.

Our substantial debt could adversely affect our ability to raise additional capital to fund our operations, limit our ability to pursue our growth strategy and to react to changes in the economy or our industry.

Our debt includes the Opco Credit Facility, which is comprised of a $450 million senior secured B term loan, which we refer to as the Term Loan Facility, and a $125 million senior secured revolving credit facility, which we refer to as the Revolving Credit Facility, of which $36 million of cash borrowings and $16 million in letters of credit were outstanding as of September 26, 2009. The outstanding principal amount of the Term Loan Facility at September 26, 2009 was $380 million. Our debt also includes the Birds Eye Credit Facility, which is comprised of a term loan with an outstanding principal balance at September 26, 2009 of $328 million. Our significant level of consolidated debt could:

•
limit our ability to obtain additional financing to operate our business;

•
require us to dedicate a substantial portion of our cash flow to payments on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures and other general capital requirements;

•
limit our flexibility to plan for and react to changes in our business and the industry in which we operate;

•
place us at a competitive disadvantage relative to some of our competitors that have less debt than us; and

•
increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates, or a downturn in our business or the economy.

Our senior credit facilities contain various covenants that may restrict our financial and operating flexibility.

The Birds Eye Credit Facility and Opco Credit Facility contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our subsidiaries' ability to, among other things:

•
incur additional indebtedness or issue certain preferred stock;
•
create certain liens or encumbrances;
•
enter into transactions with affiliates;
•
merge or consolidate with other entities;
•
sell assets;
•
enter into sale-leaseback transactions; or
•
make certain distributions, investments and other restricted payments.

A default under the Birds Eye Credit Facility or the Opco Credit Facility may result in a cross-default to the other credit facility even if the underlying event or condition would not or did not result in a default under such other credit facility, or such default was waived. A breach of a covenant or restriction contained in these agreements could result in a default that could in turn permit the affected lender to accelerate the repayment of principal and accrued interest on our outstanding loans and terminate their commitments to lend additional funds. If the lenders under such indebtedness accelerate the repayment of our borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings as well as other indebtedness.

After this offering, under the Birds Eye Credit Facility and the Opco Credit Facility, if a party other than Vestar beneficially owns (1) capital stock with voting power greater than that of Vestar or (2) 35% or more of the total voting power of our capital stock, the lenders under each agreement may require us to repay all outstanding amounts under such agreement and, in the case of the Birds Eye Credit Facility, a prepayment premium. In addition, under the Birds Eye Credit Facility, the lenders have the right to require us to apply the net proceeds we receive from any public offering to repay the outstanding principal indebtedness under the facility plus any accrued but unpaid interest. The lenders under the Birds Eye Credit Facility may require us to apply the net proceeds we receive from any future equity offerings to repay any indebtedness outstanding at that time.

For the Opco Credit Facility, we have pledged a significant portion of our assets as collateral. If we are unable to repay those amounts, the lenders under the Opco Credit Facility could proceed against the collateral granted to them to secure the indebtedness. Our ability to comply with the covenants in these credit facilities can be affected by events beyond our control, including the other risks described herein, and we cannot assure you that we will meet these covenants or, in the event of default, we cannot be assured that waivers, amendments or alternative or additional financings could be obtained, or if obtained, would be on terms acceptable to us.

Some of our debt has variable rates of interest, which could result in higher interest expense in the event of an increase in interest rates.

As of September 26, 2009, approximately $554 million of our loans under the Birds Eye Credit Facility and Opco Credit Facility were subject to variable interest rates. In addition, if we borrow additional amounts under the revolving portion of the Opco Credit Facility, the interest rates on those borrowings may vary depending on the base rate or Eurodollar Rate (LIBOR), and other debt we incur also could be variable-rate debt. If market interest rates rise, any debt subject to variable interest rates will create higher debt service requirements, which could adversely affect our cash flow. While we have and may in the future enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk. We and our subsidiaries may be able to incur substantial indebtedness in the future, subject to the restrictions contained in the Birds Eye Credit Facility and the Opco Credit Facility. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

We may not be able to successfully integrate growth opportunities or consummate divestitures.

Periodically, we evaluate growth opportunities that would strategically fit within our business portfolio. Future acquisitions by us could result in:

•
dilutive issuances of equity securities;
•
reductions in our operating results;
•
incurrence of debt and contingent liabilities;
•
future impairment of goodwill and other intangibles; and
•
other acquisition-related expenses.

Our failure to successfully integrate or grow these acquired entities into our business could adversely affect our reputation and have an adverse effect on our financial performance.

In addition, we may, periodically, divest businesses that no longer strategically fit within our business portfolio, and our profitability may be impacted by gains or losses on such sales, or lost operating income from those businesses. Furthermore, we may be unable to divest businesses that are not core businesses or may not be able to do so on terms that are favorable to us. In addition, we may be required to incur asset impairment charges related to acquired or divested businesses which may lower our profitability. Acquisition and divestiture activities present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating or separating personnel and financial and other systems, increased expenses, indemnities and potential disputes with the buyers and sellers.

Impairment in the carrying value of goodwill or other intangibles could negatively impact our net worth.

As of September 26, 2009, we carried approximately $53.3 million of goodwill and $210.5 million of trademark and other intangible assets on our balance sheet. The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other intangibles represents the fair value of trademarks, trade names, and other acquired intangibles. Goodwill and other acquired intangibles that are expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. Impairments to goodwill may be caused by factors outside our control, such as increasing competitive pricing pressures or the bankruptcy of a significant customer and could negatively impact our net worth.

If we lose key personnel or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered.

Our success depends, in part, upon the efforts of certain of our executive officers and other key personnel. We rely substantially upon the services of our senior management team. The loss of the services of these key personnel could prevent us from fully implementing our business strategies and materially adversely affect our business, financial condition and results of operations. Other than our Chairman and Chief Executive Officer, we do not have employment contracts with any other member of senior management and each member of our senior management team could end their employment at any time. See "Executive compensation—Employment agreements and termination and change in control benefits."

As we grow, we will need to recruit and retain qualified management personnel, but we may not be able to do so. Our ability to recruit and retain such personnel will depend upon a number of factors, such as our results of operations, prospects and the level of competition then prevailing in the market for qualified personnel. Failure to recruit and retain such personnel could materially adversely affect our business, financial condition and results of operations.

We may experience losses or be subject to increased funding and expenses to our qualified pension plan, which could negatively impact profits.

We maintain a qualified defined benefit plan. Although we have frozen benefits under the plan for all employees, we remain obligated to ensure that the plan is funded in accordance with applicable regulations. Our pension plan is currently underfunded by approximately

$40 million below the total benefit obligation of the plan as of June 27, 2009. In the event the stock market deteriorates, the funds in which we have invested do not perform according to expectations, or the valuation of the projected benefit obligation increases due to changes in interest rates or other factors, we may be required to make significant cash contributions to the pension plan and recognize increased expense within our financial statements. If our cash flow from operations is insufficient to fund our pension liability, we may be forced to reduce or delay capital expenditures or seek additional capital to service our pension liabilities.

Natural disasters, unusually adverse weather conditions, pandemic outbreaks, boycotts and geo-political events could adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather conditions, such as floods or droughts, pandemic outbreaks, boycotts and geo-political events, such as civil unrest in countries in which our raw materials are located and acts of terrorism, or similar disruptions could adversely affect the supply and cost of raw materials and our operations. These events could result in increases in fuel (or other energy) prices or a fuel shortage, the temporary or permanent closure of one or more of our customers' stores or one or more of our manufacturing facilities, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of raw materials, the temporary disruption in the transport of our products to customers and disruption to our information systems. To the extent these events result in physical damage or disruption to our manufacturing or distribution capabilities or our information processing capabilities, our operations could be materially adversely affected. These events and factors can otherwise disrupt and adversely affect our operations and financial performance.

Risks related to this offering and ownership of our common stock

Concentration of ownership among our principal stockholders may prevent new investors from influencing significant corporate decisions.

We are controlled, and after this offering is completed will continue to be controlled by Vestar. Vestar will own, in the aggregate, approximately                            % of the voting interest in Holdings, and Holdings will own                           % of our outstanding common stock after the consummation of this offering (or                           % if the underwriters exercise their option to purchase additional shares in full). Vestar will have the ability through its interest in Holdings to elect our entire board of directors. As a result, Vestar, which has a voting majority of all outstanding Holdings common units, will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions, and will have significant control over our management and policies. The interests of this stockholder may not be consistent with your interests as a stockholder.

This control may deter hostile takeovers, delay, defer or prevent acquisitions by a third party or other changes in control or changes in management, or limit the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. As a result, our stockholders could be deprived of the opportunity to receive a premium for their common stock as part of a sale of us and might ultimately affect the market price of our common stock. In addition, our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the Delaware General Corporation Law,

which we refer to as the DGCL, that relate to business combinations with interested stockholders do not apply to us.

Our amended and restated certificate of incorporation will also provide that the doctrine of corporate opportunity will not apply against Vestar or any of our directors who are employees of, or are affiliated with Vestar, in a manner that would prohibit them from investing or participating in competing businesses. Vestar is in the business of making investments in companies and may from time to time acquire and hold interests in business that compete directly or indirectly with us. Vestar may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us. To the extent they invest in such other businesses, Vestar may have differing interests than our other stockholders.

So long as Vestar continues to own a significant amount of our common stock, either directly or indirectly, even if such amount is less than 50%, Vestar will continue to be able to strongly influence or effectively control our business.

We will be a "controlled company" within the meaning of the                           , which we refer to as                           , rules, and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, Vestar, through its interest in Holdings, will continue to control a majority of the voting power of our outstanding common stock. Vestar has a voting majority of all outstanding Holdings common units, through its ownership of all Holdings class A units, which receive two votes for every one vote of the other classes of Holdings units. So long as Holdings owns a majority of our shares of outstanding common stock, Vestar will control a majority of the voting power of our outstanding common stock even though Vestar, through Holdings, will indirectly own less than a majority of our outstanding common stock. As a result of Vestar's control of a majority of shares of our common stock upon the completion of this offering, we will be a "controlled company" under the                           corporate governance standards. As a controlled company, exemptions under the                           standards will free us from the obligation to comply with certain                           corporate governance requirements, including the requirements:

•
that a majority of our board of directors consists of "independent directors," as defined under the rules of the                            ;

•
that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

•
for a period of time, that we have an audit committee that is composed entirely of independent directors;

•
that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

•
for an annual performance evaluation of the nominating and governance committee and compensation committee.

Accordingly, for so long as we are a "controlled company," you will not have the same protections afforded to stockholders of companies that are subject to all of the                           corporate governance requirements.

There may not be an active public market for our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price, or at all. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on                                        or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price, or at all.

After this offering, the market price of our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•
actual or anticipated variations in quarterly and annual operating results;

•
market conditions or trends specific to our industry or in the economy as a whole and, in particular, in the food distribution environment;

•
results of operations that vary from expectations of securities analysts and investors;

•
results of operations that vary from those of our competitors;

•
changes in our product mix, including the announcement of a new product, and changes in the popularity of our products;

•
changes in key personnel;

•
entry into new markets;

•
actions by our competitors, including announcements by competitors of new product offerings or significant acquisitions;

•
changes in operating performance and stock market valuations of our competitors;

•
the public's response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission, which we refer to as the SEC, and announcements relating to litigation;

•
the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•
the necessity to increase consumer marketing and trade promotions to sell our products to retailers and consumers;

•
the development and sustainability of an active trading market for our common stock;

•
future sales of our common stock by our officers, directors and significant stockholders;

•
other events or factors, including those resulting from war, acts of terrorism, natural disasters or responses to these events; and

•
changes in accounting principles.

In addition, the stock markets, and in particular                                        , have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. Future market fluctuations may negatively affect the market price of our common stock. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of a large number of our shares of common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our ability to sell equity securities in the future at a time and at a price that we deem appropriate. After completion of this offering, we will have                           shares of common stock (                           shares if the underwriters exercise their option to purchase additional shares in full) outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, which we refer to as the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, our executive officers, directors and the selling stockholder have agreed, subject to certain exceptions, with the underwriters not to offer to sell, dispose of or hedge, directly or indirectly, any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date             days after the date of this prospectus. These shares will represent                           % of our outstanding common stock after this offering (or                           % if the underwriters exercise their option to purchase additional shares in full). As restrictions on resale end, the market price of our common stock could decline if the holders of the restricted shares sell them or are perceived by the market as intending to sell them. J.P. Morgan Securities, Inc. may, in its sole discretion, release any of these shares from these restrictions at any time without notice. See "Shares eligible for future sale" and "Underwriting."

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders                           days after the date of this prospectus,

subject to applicable volume and other limitations imposed under federal securities laws. See "Shares eligible for future sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

•
authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•
prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•
provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

•
establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

Prior investors have paid substantially less per share of our common stock than the price in this offering. The initial public offering price of our common stock is substantially higher than the net tangible book value (deficit) per share of our outstanding common stock prior to completion of the offering. Based on our net tangible book value (deficit) as of                           , 2009 and upon the issuance and sale of                           shares of common stock by us at an assumed initial public offering price of $                           per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $                           per share in net tangible book value (deficit). See "Dilution."

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

The continued operation and expansion of our business, as well as our intent to prepay a portion of our indebtedness, will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to declare and pay dividends in the future will be at the discretion of our board of directors and will depend on, among other things, results of operations, financial condition, cash requirements, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deems relevant. Accordingly, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Forward-looking statements

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies, or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•
general economic conditions or disruptions in the banking and lending sectors, including their effect on our ability to borrow money or fund acquisitions and capital expenditures, interest rates we pay on indebtedness and consumer demand for our various products;

•
any inability on our part to competitively price our products, successfully introduce new products or successfully manage costs;

•
significant increases in the cost of certain commodities, packaging supplies or energy used to manufacture our products;

•
changes in the competitive environment in our industry or the markets in which we operate;

•
increases in the cost to transport finished goods to customers;

•
loss of key personnel or our inability to hire additional personnel;

•
the impact of governmental laws and regulations and the outcome of legal proceedings;

•
the occurrence of material uninsured losses or excessive insurance costs;

•
unforeseen events, including interruptions to our information systems, disruptions in our supply chain or natural disasters or other geo-political events; and

•
our failure to maintain an adequate system of effective internal controls.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under "Risk factors" and "Management's discussion and analysis of financial condition and results of operations" in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements in this prospectus as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Use of proceeds

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $                            million based upon an assumed initial public offering price of $                           per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder, including any shares sold by the selling stockholder in connection with the exercise of the underwriters' option to purchase additional shares.

A $1.00 increase or decrease in the assumed initial public offering price of $                           per share would increase or decrease the net proceeds we receive from this offering by approximately $                            million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering to repay approximately $          million of outstanding indebtedness under the Birds Eye Credit Facility. To the extent we raise more proceeds in this offering, we will repay additional outstanding indebtedness under the Birds Eye Credit Facility. To the extent we raise less proceeds in this offering, we will reduce the amount of borrowings under the Birds Eye Credit Facility that will be repaid.

As of September 26, 2009, we had $328 million of borrowings outstanding under the Birds Eye Credit Facility and $380 million outstanding under the Opco Credit Facility. The Birds Eye Credit Facility matures in July 2012, and had an interest rate of 6.00% at September 26, 2009. The Opco Credit Facility matures in March 2013, and had an interest rate of 2.19% as of September 26, 2009.

Dividend policy

We have no current plans to pay cash dividends on our common stock in the foreseeable future. Any determination to pay dividends will be at the discretion of our board of directors, subject to compliance with restricted payments covenants under the Birds Eye Credit Facility and Opco Credit Facility, which restrict our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, capital requirements, restrictions contained in current and future financing instruments and other factors that our board of directors deems relevant. See "Description of certain indebtedness."

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of September 26, 2009 on:

•
an actual basis; and

•
an as adjusted basis to give effect to the following:

•
the sale of                  shares of our common stock in this offering by us at an assumed initial public offering price of $                  per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us;

•
a         -for-one stock split to take place immediately prior to the completion of this offering; and

•
the application of the net proceeds from this offering as described under "Use of proceeds."

You should read the following table in conjunction with the sections titled "Use of proceeds," "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and our financial statements and related notes included elsewhere in this prospectus.

	As of September 26, 2009
(dollars in thousands)	Actual	As adjusted(1)

Cash and cash equivalents	$44,396

Long-term debt:
Capital leases	$1,802
Birds Eye Credit Facility(2)	327,670
Opco Credit Facility(3)	416,075
Other debt	1,116

Total long-term debt	746,663
Stockholder's deficit:
Common stock, par value $0.01 per share, 1,000 authorized; 1,000 shares issued and outstanding, actual; par value $0.01 per share, authorized; shares issued and outstanding, on an as adjusted basis	—
Additional paid-in capital	110
Accumulated deficit	(214,921)
Accumulated other comprehensive loss	(27,100)

Total stockholder's equity (deficit)	(241,911)

Total capitalization	$504,752

(1)   A $1.00 increase or decrease in the assumed initial public offering price of $                  per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the amount of additional paid-in capital, total stockholder's equity (deficit) and total capitalization by approximately $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

(2)   Excludes original issue discount of $1.5 million as of September 26, 2009, which is being amortized over the life of the issuance.

(3)   The Opco Credit Facility includes a $125 million revolving credit facility. As of September 26, 2009, we had $36.2 million of cash borrowings outstanding under this facility and $16.1 million of letters of credit outstanding, which resulted in availability of $72.7 million.

Dilution

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value (deficit) per share of common stock upon completion of this offering.

Historical net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. The historical net tangible book value (deficit) of our common stock as of September 26, 2009 was approximately $              million, or approximately $                  per share of common stock, after giving effect to a             -for-one stock split to take place immediately prior to the completion of this offering.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to:

•
a             -for-one stock split to take place immediately prior to the completion of this offering;

•
the sale of common stock by us in this offering at an assumed initial public offering price of $                  per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us; and

•
the use of the net proceeds to us from this offering as described in "Use of proceeds,"

our pro forma net tangible book value (deficit) as of September 26, 2009 would have been approximately $              million, or approximately $                  per share of common stock. This represents an immediate increase in net tangible book value of $                  per share to existing common stockholders, and an immediate dilution of $                  per share to investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock		$
Historical net tangible book value (deficit) per share as of September 26, 2009	$
Increase in net tangible book value per share attributable to this offering

Pro forma net tangible book value (deficit) per share after this offering

Dilution in pro forma net tangible book value (deficit) per share to new investors purchasing our common stock in this offering(1)		$

(1)   Dilution is determined by subtracting pro forma net tangible book value (deficit) per share after giving effect to the offering from the initial public offering price paid by a new investor.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                  per share would increase (decrease) our pro forma net tangible book value by $              million, or $                  per share, and the dilution in net tangible book value (deficit) per share to investors in this offering by $                  per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. The as adjusted information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes as of September 26, 2009 the differences between our existing stockholders and new investors with respect to the number of shares of our common stock sold in this offering, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $                  per share, the midpoint of the range set forth on the cover of this prospectus, before deducting the estimated underwriting discount and estimated offering expenses payable by us:

	Shares purchased		Total consideration
Average price per share
(in millions)	Number	Percentage	Amount	Percentage

Existing stockholders			$		$
New investors

Total		100%	$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $                  per share, the mid-point of the price range set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering by $              million, or increase (decrease) the percent of total consideration paid by investors participating in this offering by             %, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares, and no sale of common stock by the selling stockholder. The sale of                  shares of common stock to be sold by the selling stockholder in this offering will reduce the number of shares held by existing stockholders to                           , or              % of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to                           , or             % of the total shares outstanding. In addition, if the underwriters' option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be further reduced to              % of the total number of shares of common stock to be outstanding upon the closing of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to                  shares or             % of the total number of shares of common stock to be outstanding upon the completion of this offering.

Selected consolidated financial data

The following tables set forth selected consolidated financial and other data for the periods and as of the dates indicated. The selected consolidated income statement data for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009 and selected consolidated balance sheet data as of June 25, 2005, June 24, 2006, June 30, 2007, June 28, 2008 and June 27, 2009 are derived from our audited consolidated financial statements. The selected consolidated income statement data for the fiscal years ended June 25, 2005 and June 24, 2006 were derived, in part, from our audited consolidated financial statements for those fiscal years and our accounting records, to adjust for discontinued operations, which were not previously reflected in our 2005 audited consolidated statement of income and a change in accounting policy for the classification of certain expenses which were not previously reflected in our 2005 and 2006 audited consolidated statements of income. The selected consolidated income statement data for the three months ended September 27, 2008 and September 26, 2009 and selected consolidated balance sheet data as of September 26, 2009 are derived from our unaudited consolidated financial statements. These unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations, and cash flows have been included. Operating results for the three months ended September 26, 2009 are not necessarily indicative of the results that may be expected for the year. Our audited statements of income for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009 and our audited balance sheets as of June 28, 2008 and June 27, 2009 are included elsewhere in this prospectus. Our consolidated statements of income for the fiscal years ended June 25, 2005 and June 24, 2006 and our balance sheets as of June 25, 2005, June 24, 2006 and June 30, 2007 have not been included in this prospectus. Our unaudited statements of income for the three months ended September 27, 2008 and September 26, 2009 and our unaudited balance sheet as of September 26, 2009 are included elsewhere in this prospectus. Our subsidiaries, Birds Eye Holdings, Inc. and Birds Eye Group, Inc., were previously 100% owned by Holdings. Holdings transferred its ownership interest in Birds Eye Holdings, Inc. (and, indirectly, Birds Eye Group, Inc.) to us on July 1, 2007, making each of Birds Eye Holdings, Inc. and its subsidiary Birds Eye Group, Inc., a wholly-owned subsidiary of ours. This transaction was accounted for as a reorganization of entities under common control, and accordingly, there was no change in the basis of the underlying assets and liabilities. The accompanying consolidated financial statements for fiscal years 2008 and 2009 and the three months ended September 27, 2008 and September 26, 2009 are reflective of the change in reporting entity that occurred as a result of the ownership transfer on July 1, 2007. Our consolidated financial statements reflect the financial statements of Birds Eye Holdings, Inc. for the periods prior to July 1, 2007. You should read this selected consolidated financial data in conjunction with the financial statements and related notes and the information under "Management's discussion and analysis of financial condition and results of operations" appearing elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of results of operations to be expected in any future period.

	Fiscal year ended					Three months ended
(in thousands, except share data)	June 25, 2005	June 24, 2006	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009

Consolidated statement of income data:
Net sales	$636,281	$694,403	$782,714	$868,318	$935,644	$195,434	$181,113
Cost of sales	444,011	492,098	548,190	596,983	669,427	146,936	139,316

Gross profit	192,270	202,305	234,524	271,335	266,217	48,498	41,797
Selling, administrative and general expense	120,063	122,343	149,200	148,833	135,722	32,389	30,469
Restructuring(1)	1,940	4,492	399	690	1,169	—	—
Other expense (income)(2)	(2,294)	132	1,379	—	—	—	—

Operating income	72,561	75,338	83,546	121,812	129,326	16,109	11,328
Loss on early extinguishment of debt(3)	—	—	2,272	—	—	—	—
Interest expense	23,428	26,375	25,680	63,100	50,001	13,746	11,017

Pretax income from continuing operations	49,133	48,963	55,594	58,712	79,325	2,363	311
Tax provision	18,558	19,161	22,410	21,491	26,220	1,120	190

Income from continuing operations	30,575	29,802	33,184	37,221	53,105	1,243	121
Discontinued operations (loss)/gain, net of taxes(4)	(11,970)	(15,116)	(42,080)	830	540	368	15

Net (loss)/income	$18,605	$14,686	$(8,896)	$38,051	$53,645	$1,611	$136

Income from continuing operations allocated to common stockholder(5)	$1,250	$(4,159)	$1,727	$37,221	$53,105	$1,243	$121
Net (loss)/income allocated to common stockholder(5)	$(10,720)	$(19,275)	$(40,353)	$38,051	$53,645	$1,611	$136
Basic and diluted net (loss)/income per share(6)
Income from continuing operations
Discontinued operations, net of taxes
Net (loss)/income
Basic and diluted weighted average shares outstanding(6)
Consolidated cash flow data:
Cash from operations	$63,159	$54,994	$60,144	$91,214	$48,024	$(77,446)	$(51,284)
Other consolidated financial data:
Capital expenditures	$16,524	$8,764	$16,875	$21,610	$25,803	$8,901	$4,294
Consolidated balance sheet data:
Cash and cash equivalents	$36,002	$73,896	$5,928	$75,799	$65,005		$44,396
Working capital	173,937	198,742	56,597	146,113	170,616		207,979
Total assets	804,524	807,330	567,074	656,500	673,597		747,104
Total long-term debt	301,248	298,204	388,875	723,886	703,216		743,340
Stockholder's equity/(deficit)	51,293	32,967	(16,275)	(286,420)	(243,805)		(241,911)

(1) In fiscal years 2009, 2007 and 2005, we eliminated positions from various departments in cost reduction efforts, and recorded related charges of approximately $1.2 million, $0.4 million and $1.9 million, respectively. In fiscal year 2008, a member of our senior management team departed, and we recognized a $0.7 million charge related to this departure. In fiscal year 2006, we recorded a charge of $4.5 million for payments to be provided and incurred in conjunction with the departure of a former member of our senior executive team.

(2)   In fiscal year 2007, we sold our idle manufacturing facility and administrative office in Green Bay, Wisconsin, and we recorded a loss on its disposal of approximately $1.3 million. In fiscal year 2006, we recorded a gain of approximately $0.7 million related to an insurance settlement. Also in fiscal year 2006, we committed to a plan to donate certain idle property and recorded a contribution expense of approximately $0.6 million. In addition, in fiscal year 2006 we recognized a fixed asset impairment charge of $0.2 million. In fiscal year 2005, we renegotiated one of our third-party warehouse leases and recorded a $2.2 million gain due to elimination of an unfavorable lease commitment. Also in fiscal year 2005, we resolved an outstanding business and occupation tax issue with the state of Washington and recorded a $1.1 million gain. In addition in fiscal year 2005, we recorded a fixed asset impairment charge of approximately $1.0 million.

(3)   On March 22, 2007, we amended and restated our Opco Credit Facility, and used part of the proceeds to pay off existing outstanding term loans, in conjunction with this we recorded a charge to write off deferred financing fees. In addition, on November 20, 2006 we repurchased the remaining balance of our previously issued senior subordinated notes, in conjunction with this we recognized a gain to write off the remaining unamortized premium.

(4)   During fiscal year 2007, we completed the sale of our non-branded frozen vegetable business the results of which are presented in discontinued operations for all periods presented. In connection therewith, we recorded $24.6 million in fixed asset impairment charges, a $15.3 million charge to record inventory markdowns and $14.3 million of exit costs in fiscal year 2007. See Note 3 to the "Notes to consolidated financial statements" for a complete discussion on the components of discontinued operations.

(5)   The income from continuing operations allocated to common stockholder and net loss allocated to common stockholder for fiscal years 2005, 2006 and 2007 is net of preferred dividends and accretion costs on preferred stock that was had outstanding at that time.

(6)   All share and per share amounts give effect to a              for-one stock split to take place immediately prior to the completion of this offering.

Management's discussion and analysis of
financial condition and results of operations

You should read the following discussion together with "Selected consolidated financial data," and the historical financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk factors" and "Forward-looking statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Our results of operation reflect the change in reporting entity that occurred as a result of the ownership transfer on July 1, 2007. See "Summary consolidated financial and other data." We operate on a fiscal calendar that results in a given fiscal year consisting of a 52- or 53-week period ending on the last Saturday of June. For example, references to fiscal year 2009 refer to the fiscal year ended June 27, 2009. Our fiscal year 2007 consisted of 53 weeks and our fiscal year 2008 and 2009 consisted of 52 weeks each. The three months ended September 27, 2008 and September 26, 2009 each consisted of 13 weeks.

Overview

We are a leading marketer, manufacturer and distributor of branded, packaged food products, including an expanding platform of healthy, high-quality frozen vegetables and meals and a portfolio of primarily branded specialty foods. Our frozen food products are marketed under the iconic Birds Eye brand name which holds the #1 market share position in frozen vegetables and the #2 market share position in complete bagged meals. We believe the Birds Eye brand generated approximately $1 billion in retail sales in fiscal year 2009 (including Walmart), and is one of the fastest growing major brands in the U.S. frozen food industry. Our portfolio of branded specialty food products, which include fruit fillings and toppings, snack foods and chili products, hold many leading market share positions in respective core geographic markets. Over the past several years, we have made considerable investments to strengthen our Birds Eye brand and expand our portfolio of product offerings, which has resulted in meaningful net sales growth. From fiscal year 2005 to fiscal year 2009, our consolidated net sales grew from $636.3 million to $935.6 million representing a CAGR of 10.1%, and our consolidated Adjusted EBITDA grew from $88.3 million to $150.2 million representing a CAGR of 14.2%. We operate two primary business segments: our frozen food group and our specialty food group.

Our frozen food group, which includes our Birds Eye frozen vegetables and our Voila! and Steamfresh complete bagged meals, accounted for 69.2% of our fiscal year 2009 net sales. Our specialty food group accounted for 29.9% of our fiscal year 2009 net sales. The remaining 1% of our net sales was from our industrial-other segment. This industrial-other segment includes frozen industrial vegetables for a limited number of customers.

In 2002, we were acquired by Holdings, which is controlled by Vestar. In fiscal year 2006, we finalized a new strategic focus and undertook to reposition ourselves in the frozen food industry. As part of this repositioning we outlined a simplification of the business with a primary focus on growing the Birds Eye frozen food business. In fiscal year 2007, we sold our non-branded frozen vegetable business and we closed our manufacturing facility in Watsonville, California. In addition, we eliminated a number of administrative positions. The activities of the non-branded frozen vegetable business have been reflected as discontinued operations for each historical period within our consolidated financial statements. The sale of our non-branded frozen vegetable business allowed us to exit the solely commodity-based processing aspects of the frozen vegetable industry and to focus on establishing ourselves as an innovative marketer of branded products.

The strategy that our senior management team first outlined in fiscal year 2006 continues to be in effect today. It focuses on several key elements:

•
providing consumers with convenient, high quality products at competitive prices. We believe satisfying and exceeding consumers needs and expectations is key to our success.

•
optimizing revenue and margins:

  •
  We seek to drive net sales growth through the development and introduction of innovative new products. For example, we were the first company to capture a nationwide market share with a microwaveable product that enables consumers to conveniently steam vegetables in their packaging. In fiscal years 2009 and 2008, we generated approximately 15.4% and 17.9%, respectively, of our frozen food group net sales from products we did not sell two years earlier.

  •
  We seek to improve our gross margins through product mix management, margin accretive new product introductions, productivity gains and the disciplined use of trade promotions. Beginning in fiscal year 2006, we initiated focused efforts to reduce and eliminate lower margin and slower moving product offerings. In addition, our capital expenditures over the last several years have focused on increasing automation and improving productivity.

•
supporting and increasing consumer awareness of the Birds Eye brand. We believe that our substantial investment in consumer marketing and brand awareness drives our net sales growth. Accordingly, in fiscal years 2009 and 2008, our consumer marketing expenditures for our Birds Eye brand were approximately $51.4 million and $43.5 million, respectively, which represented approximately 7.9% and 7.4%, respectively, of the net sales of our frozen food segment. Consumer marketing spending includes advertising, coupon redemption expense, research, package design and other marketing expenses.

•
maintaining the strong cash flows of the specialty food group in order to fund our marketing initiatives for the Birds Eye brand and assist with paying down debt.

Our strong growth and operating results since fiscal year 2005 reflect the execution by our management team of this strategy. Our net sales increased from $636.3 million in fiscal year 2005 to $935.6 million in fiscal year 2009, reflecting a CAGR of 10.1%. Our strong historical net sales growth benefited from actions taken in both frozen vegetables and complete bagged meals. Also, we experienced growth from the introduction of Steamfresh vegetables in fiscal year 2006 and within the complete bagged meal category we have driven net sales growth through both our Voila! product line and our introduction of Steamfresh meals in fiscal year 2009. Over the same period, we grew Adjusted EBITDA from $88.3 million to $150.2 million, reflecting a CAGR of 14.2%. We also increased our Segment EBITDA for the frozen food group from $55.3 million to $93.6 million, reflecting a CAGR of 14.1%, while increasing our consumer marketing expenditures behind the Birds Eye brand from $25.9 million to $51.4 million, reflecting a CAGR of 18.7%. We also support the sales of our products to retailers through promotional spending, slotting expenses (a launch cost paid to retailers to obtain shelf space for new products) and discounts and allowances. We expect to continue to grow our net sales through additional product introductions featuring the Birds Eye brand.

We operate seven manufacturing facilities—three facilities supporting our frozen food group and four facilities supporting our specialty food group. Our capital expenditures over the last four years aggregated to $73.1 million. Our focus for capital spending has been to maintain our facilities in a safe and appropriate manner while increasing capacity and enhancing productivity. We contract with local growers to obtain certain of our vegetable and fruit commodity needs. For the frozen food group, our purchases from farmers include corn, peas, green beans and carrots in the raw form. We then flash freeze the raw vegetables at our internal facilities. For the specialty food group, our purchases from farmers include cherries, apples and blueberries utilized in the production of fillings and toppings. We believe our internal processing capabilities provide us an advantage over purchasing such materials from other suppliers. All remaining raw materials, ingredients and packaging materials used in production are procured under supply agreements or in the open market.

Financial performance

Key financial measures for determining how our business is performing are outlined below.

Net sales

Net sales constitutes gross sales net of promotional spending, slotting expense, coupon redemption, discounts and allowances.

Gross profit

Gross profit equals net sales less cost of sales. Cost of sales includes all expenses incurred to bring a product to completion such as raw materials, ingredient and packaging costs, labor costs, facility and equipment costs, and various logistics costs, including warehousing expense and the cost associated with transporting our finished products from our manufacturing facilities to distribution centers. We purchase most of our vegetable and fruit commodity needs annually when each is harvested, and then use such commodities in our production over the ensuing months until the succeeding harvest. The commodity component of cost of sales tends to lag the overall market by 6 to 12 months. For example, our fiscal year 2009 cost of sales were impacted by higher commodity prices experienced during the summer of 2008. We do not engage in hedging activities with respect to our purchased commodities.

Selling, administrative and general expense

Selling, administrative and general expense consists of:

•
the cost of shipping product to customers;

•
brokerage and other selling expenses;

•
administrative costs; and

•
marketing expenses, including advertising, research, package design and other miscellaneous marketing expenses.

Our selling expenses, including freight and brokerage expense, vary with net sales. Our administrative costs generally do not vary with net sales and are expected to increase in future periods due to additional legal, accounting, insurance and other costs expected to be incurred as a result of being a public company. Marketing expenses vary due to the timing of new product development and introductions. Our marketing expenses are expected to continue to increase as we expand offerings under the Birds Eye brand.

Results of operations

Overview

Significant highlights for our fiscal year ended June 27, 2009 include the following:

•
Despite a challenging marketplace, we demonstrated solid growth in fiscal year 2009. Net sales increased 7.8% with 4.3% of the increase driven by volume improvements and the remaining increase attributable to pricing, net of promotional spending, slotting expense, coupon redemption, discounts and allowances. Expenditures on the Birds Eye brand increased in the categories of couponing and promotional spending during fiscal year 2009, as we supported consumers' need for enhanced value during these difficult economic times. These expenditures decreased our net sales in fiscal year 2009.

•
We continued to maintain our Birds Eye brand's leading market share position within the frozen vegetables category at 26.4% for the 52-week period ended June 14, 2009, as reported by IRI. Our brand leadership position in the frozen vegetables category is significant, as the market share of the second largest brand competitor was at 17.8%. Within the frozen vegetables category, private label has historically maintained a significant presence at an approximately 38% market share, and only increased its market share 1.5 share points over the 52-week period ended June 14, 2009.

•
General economic conditions deteriorated throughout fiscal year 2009 and pricing associated with rising commodity and input costs resulted in changes in consumer buying behavior. For fiscal year 2009, the costs of commodities harvested during the summer of 2008 were driven higher by higher acreage demands for crops such as soybeans. The inventory levels of soybeans were lower due to acreage demands for corn to support ethanol production for the summer of 2008. Due to these increases in costs and increases in other input costs, our fiscal year 2009 gross margin was 28.5% as compared to 31.2% in fiscal year 2008. We initiated pricing actions across our portfolio in January 2009 to help compensate for the increase in costs incurred. The timing of these pricing actions were, however, not sufficient to maintain margins in fiscal year 2009. The benefit of these pricing actions will continue to be realized during the first half of fiscal year 2010. In addition, costs of certain of our raw materials have currently stabilized, and in some cases decreased, allowing us to recover gross margin while increasing promotional activities where appropriate.

•
During the first quarter of fiscal year 2009, we launched the Steamfresh meals product line, which included 6 premium offerings. Steamfresh meals provide a chef-inspired entree that steams in the microwave in 10 minutes with no pots, pans or clean-up. We believe

  Steamfresh meals, along with Voila! meals, provides us the opportunity to grow within the complete bagged meal category. During fiscal year 2009, our expenditures in consumer marketing for our complete bagged meal offerings increased by $24.5 million. Notwithstanding these increased expenditures, we delivered strong frozen food group Segment EBITDA of $93.6 million as well as Adjusted EBITDA results of $150.2 million. Our Adjusted EBITDA in fiscal year 2009 improved 7.2% over the prior year of $140.1 million and our Adjusted EBITDA margin remained constant at 16.1%.

•
Looking ahead, we believe that our net sales growth will continue to come primarily from our frozen food group. Net sales within the frozen food segment will include the benefit of new product introductions and line extensions, along with category growth. Our new product introductions will also include our expansion of the Birds Eye brand into new frozen categories. However, we believe that we will continue to experience increased competitive pressures in both the frozen steamed vegetables and complete bagged meal categories. We expect the steamed vegetables category will experience less growth going forward than during its initial development years. Heightened competition, including an increased number of new product introductions in both the steamed vegetables and complete bagged meal categories, is leading to increased consumer marketing, trade promotions and pricing pressures. Accordingly, we expect our net sales, operating income and Adjusted EBITDA growth rates to moderate from our operating performance in recent fiscal years.

Selected results for fiscal years 2007, 2008 and 2009 and the three months ended September 27, 2008 and September 26, 2009

The following table summarizes key components of our results of operations for our fiscal years 2007, 2008 and 2009 and the three months ended September 27, 2008 and September 26, 2009, both in dollars and as a percentage of net sales:

	Fiscal year ended						Three months ended
	June 30, 2007		June 28, 2008		June 27, 2009		September 27, 2008		September 26, 2009
(dollars in millions)	$	% of total	$	% of total	$	% of total	$	% of total	$	% of total

Net sales	782.7	100.0	868.3	100.0	935.6	100.0	195.4	100.0	181.1	100.0
Cost of sales	548.2	70.0	597.0	68.8	669.4	71.5	146.9	75.2	139.3	76.9

Gross profit	234.5	30.0	271.3	31.2	266.2	28.5	48.5	24.8	41.8	23.1
Selling, administrative and general expense	149.2	19.1	148.8	17.1	135.7	14.5	32.4	16.6	30.5	16.8
Restructuring	0.4	0.1	0.7	0.1	1.2	0.2	—	—	—	—
Other expense	1.4	0.1	—	—	—	—	—	—	—	—

Operating income	83.5	10.7	121.8	14.0	129.3	13.8	16.1	8.2	11.3	6.3
Loss on early extinguishment of debt	2.2	0.3	—	—	—	—	—	—	—	—
Interest expense	25.7	3.3	63.1	7.2	50.0	5.3	13.7	7.0	11.0	6.1

Pretax income from continuing operations	55.6	7.1	58.7	6.8	79.3	8.5	2.4	1.2	0.3	0.2
Tax provision	22.4	2.9	21.5	2.5	26.2	2.8	1.1	0.5	0.2	0.1

Income from continuing operations	$33.2	4.2	$37.2	4.3	$53.1	5.7	$1.3	0.7	$0.1	0.1
Discontinued operations (loss)/gain, net of taxes	(42.1)	(5.4)	0.8	0.1	0.5	—	0.3	0.1	—	—

Net (loss)/income	$(8.9)	(1.2)	$38.0	4.4	$53.6	5.7	$1.6	0.8	$0.1	0.1

Three months ended September 26, 2009 compared to the three months ended September 27, 2008:

Net sales.    Net sales were $181.1 million for the three months ended September 26, 2009, a decrease of $14.3 million, or 7.3%, as compared to net sales of $195.4 million for the three months ended September 27, 2008. Several factors impacted our first quarter fiscal year 2010 net sales, including:

•
volume declines resulting primarily from actions taken by certain of our largest customers to significantly reduce inventory positions maintained. We estimate such actions accounted for 510 basis points of our net sales reduction;

•
the benefit of carryover pricing resulting from pricing actions taken in January of 2009, offset by expected volume reductions attributable to price elasticities;

•
the timing of promotional programs and early holiday shipments that occurred in the first quarter of fiscal year 2009 and have been transitioned to the second quarter in fiscal year 2010; and

•
incremental spend within the frozen food group to support new product introductions, including slotting and incremental coupon redemption expense.

Gross profit.    Gross profit was $41.8 million for the three months ended September 26, 2009, a decrease of $6.7 million, or 13.8%, as compared to gross profit of $48.5 million for the three months ended September 27, 2008. Gross margin decreased to 23.1% from 24.8%. Gross margin was negatively impacted by incremental coupon redemption expense and slotting expense to support new product introductions. In addition, gross margin was impacted by changes in product mix. Product mix was negatively impacted by the early holiday shipments and volume associated with promotional activity that has been transitioned to the second quarter of fiscal year 2010 and the continuation of changes in consumer buying habits from more expensive vegetable blend mixtures to simpler, less expensive vegetable products. The carry over benefit from pricing actions initiated in January of 2009, in the aggregate, offset the higher cost of inventory purchased and/or produced in fiscal year 2009 and carried into the first quarter of fiscal year 2010. We expect that beginning in the second quarter of fiscal year 2010, an improvement in gross margin will result from the lower commodity and other input cost relief currently being realized.

Selling, administrative and general expense.    Selling, administrative and general expenses were $30.5 million for the three months ended September 26, 2009, a decrease of $1.9 million, or 5.9%, as compared to $32.4 million for the three months ended September 27, 2008. Selling expenses were reduced to $11.7 million for the three months ended September 26, 2009, a decrease of $0.9 million from the prior year cost of $12.6 million. Selling expenses were reduced as a result of the volume declines discussed above and as a result of the benefit of reductions in fuel costs experienced in the first quarter of fiscal year 2010 as compared to the prior year. In addition, we reduced our administration costs to $11.5 million for the three months ended September 26, 2009 from $12.8 million for the three months ended September 27, 2008, a decrease of $1.3 million, or 10.2%, due to overhead reductions initiated in January 2009.

Operating income.    Operating income was $11.3 million for the three months ended September 26, 2009, a decrease of $4.8 million, or 29.8%, as compared to $16.1 million for the three months ended September 27, 2008. Operating income of the frozen food group and specialty food group segments decreased $3.5 million and $1.7 million, respectively, while operating income of our industrial-other segment increased $0.4 million. Further segment variances are highlighted below under "—Segment reporting."

Interest expense.    Interest expense was $11.0 million for the three months ended September 26, 2009, a decrease of $2.7 million, or 19.7%, compared to $13.7 million for the three months ended September 27, 2008. The decrease in interest expense is primarily attributable to lower average interest rates resulting from the current economic environment.

Tax provision.    The provision for income taxes for the three months ended September 26, 2009 was $0.2 million compared to a provision for income taxes of $1.1 million for the three months ended September 27, 2008, a decrease of $0.9 million. The change the provision for income taxes is attributable to the decrease in operating income.

Discontinued operations, net of taxes.    Income from discontinued operations for the three months ended September 26, 2008 was $0.3 million, resulting primarily from the sale of land adjacent to our closed Watsonville, CA facility. There was no activity relating to discontinued operations in the first quarter of fiscal year 2010.

Fiscal year ended June 27, 2009 compared to the fiscal year ended June 28, 2008

Net sales.    Net sales were $935.6 million in fiscal year 2009, an increase of $67.3 million, or 7.8%, as compared to net sales of $868.3 million in fiscal year 2008. Volume gains resulted primarily from the frozen food group segment, including the introduction of Steamfresh meals, within the premium complete bagged meal category. Also contributing to volume growth were increases within Steamfresh vegetables and Voila!. Net sales increases for these product lines reflect the benefit of new product introductions and market expansion within the respective categories. Volume declines in our non-steamed vegetables product line resulted primarily from category migration to steamed offerings. During fiscal year 2008 and fiscal year 2009, we implemented two separate pricing actions necessary to offset rising input costs. Our fiscal year 2009 net sales reflect the benefit of both pricing actions, whereas our fiscal year 2008 net sales only reflect four months benefit of the 2008 price increase.

Gross profit.    Gross profit was $266.2 million in fiscal year 2009, a decrease of $5.1 million, or 1.9%, as compared to gross profit of $271.3 million in fiscal year 2008. Gross margin decreased from 31.2% to 28.5%. While we initiated pricing action in January 2009, the timing of these activities did not allow us to fully offset the increase in input and commodity costs we experienced. These pricing actions benefited the third and fourth quarters of fiscal year 2009 and will also carry-over into fiscal year 2010. Gross margin was also impacted by the incremental coupon redemption expense, promotional support and slotting expense related to the launch of Steamfresh meals.

Selling, administrative and general expense.    Selling, administrative and general expenses were $135.7 million in fiscal year 2009, a decrease of $13.1 million, or 8.8%, as compared to $148.8 million in fiscal year 2008. Our administration costs were reduced from $47.1 million in fiscal year 2008 to $44.3 million in fiscal year 2009, a decrease of $2.8 million, or 5.9%, primarily as a result of reductions in overhead initiated in January of 2009. Management incentive payments were also reduced in fiscal year 2009 as we chose to increase our promotional and coupon redemption expenses for the Birds Eye brand providing enhanced value for our consumers during these difficult economic times. Accordingly, we did not meet our management incentive plan objectives, and therefore, did not record a management incentive expense during fiscal year 2009.

Restructuring.    In January 2009, we announced the elimination of 33 positions from various locations and departments. The reductions were part of an ongoing focus on lowering operational and administrative costs. The reductions included both salaried and hourly positions. In conjunction with the reductions, we recorded a charge against earnings of approximately $1.2 million, primarily comprising employee termination costs. In fiscal year 2008, we recognized a charge of approximately $0.7 million for payments to be provided in conjunction with the departure of a member of our senior management team.

Operating income.    Operating income was $129.3 million in fiscal year 2009, an increase of $7.5 million, or 6.2%, as compared to $121.8 million in fiscal year 2008. Operating income of the frozen food group and specialty food group segments increased $4.9 million and $5.4 million, respectively, while operating income of the industrial-other segment decreased $1.0 million. Further segment variances are highlighted below under "—Segment reporting."

Interest expense.    Interest expense was $50.0 million in fiscal year 2009, a decrease of $13.1 million, or 20.8%, compared to $63.1 million in fiscal year 2008. Interest expense was favorably impacted by a voluntary pay-down of $30.0 million of the Birds Eye Credit Facility during the first quarter of fiscal year 2009. In addition, we benefited from lower overall average interest rates due to a deterioration of general economic conditions.

Tax provision.    The provision for income taxes for fiscal year 2009 was $26.2 million compared to a provision for income taxes of $21.5 million in fiscal year 2008, an increase of $4.7 million, or 21.9%. Our effective tax rate for fiscal year 2009 was 33.1% as compared with 36.6% in fiscal year 2008. The decrease in our effective rate was primarily due to favorable settlements reached with several state authorities during fiscal year 2009 that enabled us to revise valuation allowances. As a result, we recognized a tax benefit of $2.0 million including interest and penalties.

Discontinued operation, net of taxes.    Income from discontinued operations in fiscal year 2009 resulted primarily from the sale of land adjacent to our closed Watsonville, CA facility. Income from discontinued operations in fiscal year 2008 resulted primarily from the adjustment to previously recorded pension withdrawal liabilities.

Fiscal year ended June 28, 2008 compared to the fiscal year ended June 30, 2007

Net sales.    Net sales were $868.3 million in fiscal year 2008, an increase of $85.6 million, or 10.9%, as compared to net sales of $782.7 million in fiscal year 2007. Volume gains resulted primarily from the frozen food group segment. Volume growth within Steamfresh vegetables and Voila! benefited from new product introductions and expansion within respective categories. During fiscal year 2008, we increased our leadership position within the frozen vegetables category reflecting a 26.8% market share for the 52-week period ending June 15, 2008. Volume declines in our non-steamed vegetables product line resulted primarily from category migration to steamed offerings. During the last four months of fiscal year 2008, we also implemented pricing actions necessary to offset rising input costs which contributed to our net sales increase. Net sales also benefited from efficiencies in promotional spending initiated during the year.

Gross profit.    Gross profit was $271.3 million in fiscal year 2008, an increase of $36.8 million, or 15.7%, as compared to $234.5 million in fiscal year 2007. Our gross margin increased to 31.2% from 30.0% in the prior year. Our improvement in gross margin was primarily attributable to positive changes resulting from product mix management. Gross margin, however, was negatively impacted by increased commodity and input cost inflation, partially offset by pricing actions taken in the last four months of fiscal year 2008.

Selling, administrative and general expense.    Selling, administrative and general expenses were $148.8 million in fiscal year 2008, a decrease of $0.4 million, or 0.3%, as compared to $149.2 million in fiscal year 2007. The net decrease is attributable to a reduction in consulting fees of approximately $5.5 million associated with the previously discussed change in strategic direction, offset by an increase in marketing to support the Birds Eye brand.

Restructuring.    In fiscal year 2008, we recognized a charge of approximately $0.7 million for payments to be provided and incurred in conjunction with the departure of a member of our senior management team. We paid $0.3 million in fiscal year 2008 and the remaining liability was paid in fiscal year 2009. In fiscal year 2007, we eliminated positions from various locations and departments. In conjunction with the reductions, we recorded a charge against earnings of approximately $0.4 million, primarily comprising employee termination costs. We paid $0.3 million of this liability in fiscal year 2007 and the remaining liability was paid in fiscal year 2008.

Other expense.    In June 2007, we sold an idle manufacturing facility and administrative office in Green Bay, Wisconsin. The properties had a carrying value of $4.6 million and we recognized a loss of disposal of approximately $1.3 million, which was included in other expense.

Operating income.    Operating income was $121.8 million in fiscal year 2008, an increase of $38.3 million, or 45.9%, as compared to $83.5 million in fiscal year 2007. Operating income of the frozen food group, specialty food group and industrial-other segments increased $31.6 million, $2.5 million and $0.2 million, respectively. Further segment variances are highlighted below in "—Segment reporting."

Loss on early extinguishment of debt.    In fiscal year 2007, we executed an amended and restated credit agreement relating to the Opco Credit Facility and used part of the proceeds to retire existing term loans (the remainder of the proceeds was applied to redeem preferred stock). In conjunction with such activities, we recognized a charge of $2.9 million to write off certain deferred financing fees. This charge was offset by a $0.6 million gain to reflect the write-off of the remaining unamortized premium relating to the redemption of our senior subordinated notes in fiscal year 2007

Interest expense.    Interest expense was $63.1 million in fiscal year 2008, an increase of $37.4 million, or 145.5%, compared to $25.7 million in fiscal year 2007. During fiscal year 2008, we executed the Birds Eye Credit Facility and used the proceeds to fund a dividend of $298.2 million to Holdings. The increase in interest expense in fiscal year 2008 was attributable to this facility.

Tax provision.    The provision for income taxes for fiscal year 2008 was $21.5 million compared to a provision for income taxes of $22.4 million in fiscal year 2007 a decrease of $0.9 million, or 4.0%. Our effective tax rate for fiscal year 2008 was 36.6% as compared with 40.3% in fiscal year 2007. The decrease in our effective tax rate was primarily due to reductions we recorded in state valuation allowances. In fiscal year 2008, we projected increases in taxable income and an increased utilization of state tax benefits, which led us to reduce our state valuation allowances.

Discontinued operations, net of taxes.    Income from discontinued operations in fiscal year 2008 resulted primarily from the adjustment to previously recorded pension withdrawal liabilities associated with the sale of our non-branded frozen vegetables business. The loss from discontinued operations in fiscal year 2007 is attributable to primary activities regarding our exiting of our non-branded frozen vegetables business.

Non-GAAP financial measures

EBITDA, Segment EBITDA and Adjusted EBITDA are measures commonly used by financial analysts in evaluating the performance of companies. EBITDA means net (loss)/income before interest expense, tax provision and depreciation and amortization. Segment EBITDA for the periods presented means EBITDA for one of our three reporting segments. Adjusted EBITDA for the periods presented means EBITDA adjusted for the items described in the reconciliation table set forth in footnote 9 under "Prospectus summary—Summary consolidated financial and other data."

EBITDA, Segment EBITDA and Adjusted EBITDA are non-GAAP measures. Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash flow that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. We believe that EBITDA, Segment EBITDA and Adjusted EBITDA provide investors with helpful information with respect to our operations and cash flows. EBITDA, Segment EBITDA and Adjusted EBITDA are measures used by our management, including our chief operating decision-maker, to perform such evaluations, and are factors in measuring compliance with debt covenants relating to certain of our borrowing arrangements. We include them to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements. EBITDA, Segment EBITDA and Adjusted EBITDA as presented may not be comparable to similarly treated measures reported by other companies since not all companies necessarily calculate EBITDA, Segment EBITDA and Adjusted EBITDA in an identical manner and, therefore, they are not necessarily an accurate measure of comparison between companies.

EBITDA, Segment EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation from, or as an alternative to, operating income, cash flow or other consolidated income or cash flow data prepared in accordance with GAAP. Some of these limitations are:

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it does not reflect cash outlays for capital expenditures or contractual commitments;

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it does not reflect changes in, or cash requirements for, working capital;

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it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on indebtedness;

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it does not reflect income tax expense or the cash necessary to pay income taxes;

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although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements; and

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other companies, including other companies in our industry, may calculate Adjusted EBITDA differently than as presented in this prospectus, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA, Segment EBITDA and Adjusted EBITDA and the related ratios presented throughout the prospectus should not be considered as measures of discretionary cash available to invest in business growth or reduce indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

The SEC has adopted rules to regulate the use in filings with the SEC and public disclosures and press releases of non-GAAP financial measures, such as EBITDA, Segment EBITDA and Adjusted EBITDA, that are derived on the basis of methodologies other than in accordance with GAAP. These rules require, among other things:

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a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and

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a statement disclosing the purposes for which our management uses the non-GAAP financial measure.

These rules prohibit, among other things:

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exclusion of charges or liabilities that require cash settlement or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures;

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adjustment of a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur; and

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presentation of non-GAAP financial measures on the face of any financial information.

For a reconciliation of EBITDA, Segment EBITDA and Adjusted EBITDA to their most directly comparable GAAP measures, see "Prospectus summary—Summary consolidated financial and other data."

Segment reporting

The following table illustrates our results of operations by segment for our fiscal years 2007, 2008 and 2009 and the three months ended September 27, 2008 and September 26, 2009:

Net sales

	Fiscal year ended						Three months ended
	June 30, 2007		June 28, 2008		June 27, 2009		September 27, 2008		September 26, 2009
(dollars in millions)	$	% of total	$	% of total	$	% of total	$	% of total	$	% of total

							(Unaudited)		(Unaudited)
Frozen food group	494.1	63.1	587.4	67.6	647.0	69.2	125.3	64.1	114.9	63.4
Specialty food group	275.2	35.2	274.4	31.6	279.4	29.9	68.6	35.1	66.1	36.5
Industrial-other	13.4	1.7	6.5	0.8	9.2	0.9	1.5	0.8	0.1	0.1

Total	$782.7	100.0%	$868.3	100.0%	$935.6	100.0%	$195.4	100.0%	$181.1	100.0%

Operating income

	Fiscal year ended						Three months ended
	June 30, 2007		June 28, 2008		June 27, 2009		September 27, 2008		September 26, 2009
(dollars in millions)	$	% of total	$	% of total	$	% of total	$	% of total	$	% of total

							(Unaudited)		(Unaudited)
Frozen food group	45.1	54.0	76.7	63.0	81.6	63.1	3.6	22.4	0.1	0.9
Specialty food group	45.5	54.5	48.0	39.4	53.4	41.3	13.0	80.7	11.3	100.0
Industrial-other	(2.4)	(2.9)	(2.2)	(1.8)	(3.2)	(2.5)	(0.5)	(3.1)	(0.1)	(0.9)

Subtotal	88.2	105.6	122.5	100.6	131.8	101.9	16.1	100.0	11.3	100.0
Restructuring(1)	0.4	0.5	0.7	0.6	1.2	0.9	—	—	—	—
Other expense(2)	1.4	1.6	—	—	1.3	1.0	—	—	—	—
Transition costs(3)	2.9	3.5	—	—	—	—	—	—	—	—

Operating income (GAAP measure)	$83.5	100.0%	$121.8	100.0%	$129.3	100.0%	$16.1	100.0%	$11.3	100.0%

(1)   Restructuring is primarily comprised of employee termination costs. Restructuring charges are not allocated to individual segments. As such, restructuring charges are excluded from our evaluation of segment performance.

(2)   Other expense in fiscal year 2007 consists of a loss on disposal of our idle manufacturing and administrative office in Green Bay, Wisconsin. Other expense in fiscal year 2009 consists of consulting fees incurred to assist with strategic evaluations. Other expense is excluded from our evaluation of segment performance.

(3)   Transition costs in fiscal year 2007 represent incremental expenses incurred in connection with the divestiture of our non-branded frozen vegetables business. Transition costs are excluded from our evaluation of segment performance.

EBITDA

	Fiscal year ended						Three months ended
	June 30, 2007		June 28, 2008		June 27, 2009		September 27, 2008		September 26, 2009
(dollars in millions)	$	% of total	$	% of total	$	% of total	$	% of total	$	% of total

							(Unaudited)		(Unaudited)
Frozen food group	57.7	99.1	88.0	62.8	93.6	63.2	6.2	30.1	2.4	15.9
Specialty food group	51.4	88.3	54.1	38.6	59.6	40.2	14.6	70.9	12.7	84.1
Industrial-other	(2.0)	(3.4)	(2.0)	(1.4)	(3.0)	(2.0)	(0.5)	(2.4)	—	—

Segment EBITDA (Non-GAAP measure)(1)	107.1	184.0	140.1	100.0	150.2	101.4	20.3	98.6	15.1	100.0
Discontinued operations, net of taxes	42.1	72.3	(0.8)	(0.5)	(0.5)	(0.3)	(0.3)	(1.4)	—	—
Restructuring(2)	0.4	0.7	0.7	0.5	1.2	0.8	—	—	—	—
Other expense(3)	1.4	2.4	—	—	1.3	0.9	—	—	—	—
Loss on early extinguishment of debt(4)	2.2	3.8	—	—	—	—	—	—	—	—
Transition costs(5)	2.8	4.8	—	—	—	—	—	—	—	—

EBITDA(6) (Non-GAAP measure)	$58.2	100.0%	$140.2	100.0%	$148.2	100.0%	$20.6	100.0%	$15.1	100.0%
Interest expense	25.7	—	63.1	—	50.0	—	13.7	—	11.0	—
Tax provision	22.4	—	21.5	—	26.2	—	1.1	—	0.2	—
Depreciation and amortization	19.0	—	17.6	—	18.4	—	4.2	—	3.8	—

Net (loss)/income (GAAP measure)	(8.9)	—	38.0	—	53.6	—	1.6	—	0.1	—

(1)   Since restructuring charges, other expenses, loss on early extinguishment of debt and transition costs are not allocated to our segments, Segment EBITDA for these segments equals consolidated Adjusted EBITDA for any given fiscal period.

(2)   Restructuring is primarily comprised of employee termination costs. Restructuring charges are not allocated to individual segments and as such charges are excluded from our evaluation of segment performance.

(3)   Other expense in fiscal year 2007 comprised a loss on disposal of our idle manufacturing and administrative office in Green Bay, Wisconsin. Other expense in fiscal year 2009 consisted of consulting fees incurred to assist with strategic evaluations. Other expense is excluded from our evaluation of segment performance.

(4)   Loss on early extinguishment of debt in fiscal year 2007 represents a charge of $2.9 million to write off deferred financing costs related to the repayment of term loans. This charge was offset by a $0.6 million gain to reflect the write-off of the remaining unamortized premium relating to the redemption of our senior subordinated notes in fiscal year 2007. Loss on early extinguishment of debt is excluded from our evaluation of segment performance.

(5)   Transition costs in fiscal year 2007 represents incremental expenses incurred in connection with the divestiture of our non-branded frozen vegetables business. Transition costs are excluded from our evaluation of segment performance.

(6)   For further information regarding the reconciliation of EBITDA to the closest GAAP measure, see footnote 9 under "Prospectus summary—Summary consolidated financial and other data."

Segment review—Three months ended September 26, 2009 compared to the three months ended September 27, 2008

A detailed accounting of the significant reasons for changes in net sales and operating income by segment for the three months ended September 26, 2009 as compared to the three months ended September 27, 2008 is outlined below.

Frozen food group.    Our frozen food group net sales were $114.9 million for the three months ended September 26, 2009, a decrease of $10.4 million, or 8.3%, as compared to the three months ended September 27, 2008 net sales of $125.3 million. Several factors impacted our first quarter of fiscal year 2010 operating performance including:

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volume declines resulting primarily from actions taken by certain of our largest customers to significantly reduce inventory positions;

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the benefit of carryover pricing resulting from pricing actions taken in January of 2009, offset by the expected volume reductions as a result of price elasticities;

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the timing of promotional programs that occurred in the first quarter of fiscal year 2009 and have been transitioned to the second quarter in fiscal year 2010; and

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incremental investment expenditures within the Frozen food group to support new product introductions and increased coupon redemption expense. During the first quarter of fiscal year 2010, we introduced line extensions to both the Steamfresh meals and Steamfresh vegetable product lines. Within Steamfresh meals, we introduced five additional items enhancing the range of our flavor offerings. Within Steamfresh vegetables, we introduced a six item line of lightly sauced vegetables and side-dishes. These product offerings include vegetables, vegetable blends, and pasta and vegetable combinations topped with a lighter sauce.

We track retail sales in many of the categories in which we compete using data from IRI. According to IRI, the frozen vegetables category on a dollar basis increased 4.6% for the 52-week period ended September 6, 2009. We maintained brand market share leadership within the category at 26.5%, relatively consistent with the 26.8% market share for the 52-week period ended September 7, 2008. Within the frozen vegetables category, we also continued to maintain a greater than 50% market share of steamed offerings. Our offerings in the complete bagged meal category, including Steamfresh meals (launched in fiscal year 2009) and Voila!, held the number two share position at 21.8% on an aggregate basis for the 52-week period ending September 6, 2009.

Operating income of the frozen food group was $0.1 million for the three months ended September 26, 2009, a decrease of $3.5 million, or 97.2%, as compared to an operating income of $3.6 million for the three months ended September 27, 2008. Operating income was negatively impacted by both the volume declines and incremental expenditures to support our brands, including coupon redemption expense and slotting expense related to new product launches. The benefits of carry over pricing resulting from pricing actions taken in January of 2009, net of promotional spending, offset the cost of higher carry-in inventory for fiscal year 2009.

Specialty food group.    Our specialty food group net sales were $66.1 million for the three months ended September 26, 2009, a decrease of $2.5 million, or 3.6%, as compared to net sales of $68.6 million for the three months ended September 27, 2008. Net sales within the specialty food group were impacted primarily by retailer inventory reductions and competitive activity within our non-brand product lines for this segment.

Operating income for the specialty food group segment was $11.3 million for the three months ended September 26, 2009, representing a decrease of $1.7 million, or 13.1%, from $13.0 million for the three months ended September 27, 2008. The decline in operating income resulted from volume reductions and the unfavorable impact of carry-in inventory produced in the prior year. We expect that beginning in the second quarter of fiscal year 2010, an improvement in gross margin will result from lower commodity and other input costs relief currently being realized.

Segment review—Fiscal year ended June 27, 2009 compared to fiscal year ended June 28, 2008

A detailed accounting of the significant reasons for changes in net sales and operating income by segment in fiscal year 2009 as compared to fiscal year 2008 is outlined below.

Frozen food group.    Our frozen food group net sales were $647.0 million in fiscal year 2009, an increase of $59.6 million, or 10.1%, as compared to net sales of $587.4 million in fiscal year 2008. The improvement reflects a 7.6% increase in volume and a 2.5% increase in pricing, net of promotional spending, slotting expense, coupon redemption, discounts and allowances. Contributing to volume gains was our launch of Steamfresh meals within the premium complete bagged meal category. Volume gains also resulted from market growth in the category and product line extensions within Steamfresh vegetables, including seasoned rice side dishes and various premium vegetables offerings. Our Voila! product line also experienced volume growth as this value item addressed consumer needs during difficult economic times. Volume declines in our non-steamed vegetables product line resulted primarily from category migration to steamed offerings. During fiscal year 2008 and fiscal year 2009, we also implemented pricing actions necessary to offset rising input costs which contributed to our net sales increase.

According to IRI, the frozen vegetables category on a dollar basis increased 6.6% for the 52-week period ended June 14, 2009 and we maintained brand market share leadership within the category at 26.4%, relatively consistent with the 26.8% market share for the 52-week period ended June 15, 2008. Within the frozen vegetables category, we also continued to maintain a greater than 50% market share of steamed offerings. Our offerings in the complete bagged meal category including Steamfresh meals, launched in fiscal year 2009 and Voila! held the number two share position at 20.8% on an aggregate basis for the 52-week period ending June 14, 2009.

Operating income of the frozen food group was $81.6 million for fiscal year 2009, an increase of $4.9 million, or 6.4%, as compared to $76.7 million in fiscal year 2008. While the frozen food group segment was positively impacted by the volume improvements highlighted above, operating income was reduced by increases in promotional spending, slotting expense, and coupon redemption, including launch costs for Steamfresh meals. In addition, while we initiated pricing action in January 2009, the timing of such did not allow us to fully recover the annual impact of input and commodity increases experienced.

Specialty food group.    Our specialty food group net sales were $279.4 million in fiscal year 2009, an increase of $5.0 million, or 1.8%, as compared to net sales of $274.4 million in fiscal year 2008. The improvement reflects a 5.4% increase in pricing, net of trade promotions and a 3.6% decline in volume. Volume declines resulted from price elasticity along with our efforts to exit lower margin products and customers. Operating income for the specialty food group segment was $53.4 million in fiscal year 2009, representing an increase of $5.4 million, or 11.3%, from $48.0 million in fiscal year 2008. The increase was attributable to product mix management, pricing actions to address commodity and input cost inflation, and reductions in selling, administrative and general expenses, which collectively mitigated commodity and input cost inflation.

Segment review—Fiscal year ended June 28, 2008 compared to fiscal year ended June 30, 2007

A detailed accounting of the significant reasons for changes in net sales and operating income by segment in fiscal year 2008 as compared to fiscal year 2007 is outlined below.

Frozen food group.    Frozen food group net sales were $587.4 million in fiscal year 2008, an increase of $93.3 million, or 18.9%, as compared to net sales of $494.1 million in fiscal year 2007. The improvement reflects a 14.5% increase in volume and a 4.4% increase in pricing, net of promotional spending, slotting expense, coupon redemption, discounts and allowances. The significant volume increase was attributable to growth within the Steamfresh vegetables product line and the expansion of the steamed category within frozen vegetables. Product line extensions within Steamfresh vegetables included premium vegetables, single serve vegetables and rice side dishes. The Voila! product line also experienced volume growth in fiscal year 2008 benefiting from a revised trade strategy which lowered our shelf price to consumers. Volume declines in our non-steamed vegetables product line resulted primarily from category migration to steamed offerings. During the last four months of fiscal year 2008, we also implemented pricing actions necessary to offset rising input costs. These additions, along with effective promotional expenditures, contributed to our net sales increase.

According to IRI, the frozen vegetables category on a dollar basis increased 4.9% for the 52-week period ended June 15, 2008. Our branded market share on a dollar basis for the 52-week period ended June 15, 2008 was 26.8% compared to 25.2% for the prior year. The complete bagged meal category for the 52-week period ended June 15, 2008 increased 6.1% on a dollar basis. Market share on a dollar basis for our Voila! complete bagged meal product offering for the 52-week period ended June 15, 2008 was 12.1% compared to 11.2% for the prior year.

Frozen food group operating income was $76.7 million in fiscal year 2008, an increase of $31.6 million, or 70.1%, as compared to $45.1 million in fiscal year 2007. Volume growth accounted for the majority of this increase. Increases in marketing expenses for the Birds Eye brand and commodity cost inflation were offset by pricing actions, effective promotional expenditures and productivity improvements.

Specialty food group.    Specialty food group net sales were $274.4 million in fiscal year 2008, which is a decrease of $0.8 million, or 0.3%, as compared to net sales of $275.2 million in fiscal year 2007. Operating income for the specialty food group segment was $48.0 million for fiscal year 2008, representing an increase of $2.5 million, or 5.5%, from $45.5 million in fiscal year 2007. The improvement in operating income is primarily attributable to pricing actions, enhanced management of product mix and productivity improvements all of which mitigated rising commodity costs.

Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board, which we refer to as FASB, issued Statement of Financial Accounting Standards, which we refer to as SFAS, No. 168 (ASC Topic 105) "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162". SFAS 168 (ASC Topic 105) replaces SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles", and identifies the sources of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. We adopted the provisions of SFAS No. 168 (ASC Topic 105) for our interim period ended September 26, 2009 and all references to authoritative accounting literature are referenced in accordance with SFAS No. 168 (ASC Topic 105). There have been no changes to the content of our consolidated financial statements or disclosures as a result of implementing SFAS No. 168 (ASC Topic 105).

In May 2009, FASB issued SFAS, No. 165 (ASC Topic 855), "Subsequent Events", which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS No. 165 (ASC Topic 855) is effective for interim and annual periods ending after June 15, 2009. We conducted an evaluation under SFAS No. 165 (ASC Topic 855) through November 10, 2009, the issuance date of the accompanying consolidated interim unaudited financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65), "Interim Disclosures about Fair Value of Financial Instruments". FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65) amends SFAS No. 107 (ASC Topic 820), "Disclosures about Fair Value of Financial Instruments", to require disclosures about fair value of financial instruments in interim as well as in annual financial statements. This FSP also amends Accounting Principles Board, which we refer to as APB, Opinion No. 28 (ASC Topic 270), "Interim Financial Reporting," to require those disclosures in all interim financial statements. FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65) became effective for the interim reporting period ended September 26, 2009. The adoption of FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65) did not have a material effect on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 (ASC Topic 815), "Disclosures about Derivative Instruments and Hedging Activities an Amendment to SFAS No. 133". SFAS No. 161 (ASC Topic 815) requires enhanced disclosures to help investors better understand the effect of an entity's derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. We adopted SFAS No. 161 (ASC Topic 815) during the interim period ended September 26, 2009. The adoption of SFAS No. 161 (ASC Topic 815) did not impact our results of operations, cash flows, or financial condition, however, additional footnote disclosures have been made.

In December 2007, the FASB issued SFAS No. 160 (ASC Topic 810), "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51". SFAS No. 160 (ASC Topic 810) establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 (ASC Topic 810) clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 (ASC Topic 810) also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 (ASC Topic 810) is effective for fiscal years beginning on or after December 15, 2008, with retrospective presentation and disclosure for all periods presented. Early adoption is prohibited. We had no entities or arrangements that were affected by the adoption of SFAS No. 160 (ASC Topic 810) during the interim reporting period ended September 26, 2009.

In December 2007, the FASB issued SFAS No. 141(R) (ASC Topic 805), "Business Combinations", replacing SFAS No. 141, "Business Combinations". This statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 termed the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement clarifies that acquirers are required to expense costs related to any acquisitions. SFAS No. 141R (ASC Topic 805) will apply prospectively to business combinations for which the acquisition date is on or after fiscal years beginning December 15, 2008. Early adoption is prohibited. On September 26, 2009, we adopted this statement which had no impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (ASC Topic 825), "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115". This Statement provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS No. 159 (ASC Topic 825) will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement also established presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. We adopted this Statement in fiscal year 2009. We have not elected the fair value option of SFAS No. 159 (ASC Topic 825).

In September 2006, the FASB issued SFAS No. 157 (ASC Topic 820), "Fair Value Measurements". SFAS No. 157 (ASC Topic 820) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 (ASC Topic 820) is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FSP FAS 157-2 (ASC Topic 820) "Effective Date of FASB Statement 157" to allow a one-year deferral of adoption of SFAS No. 157 (ASC Topic 820) for non-financial assets and nonfinancial liabilities that are recognized at fair value on a nonrecurring basis. We elected this deferral and adopted these provisions on September 26, 2009, which had no impact on our consolidated financial statements. On June 29, 2008, we adopted the other provisions of SFAS No. 157 (ASC Topic 820) which had no impact on our consolidated financial statements.

Critical accounting policies

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts. The estimates and assumptions are evaluated on a regular basis and are based on historical experience and on various other factors that are believed to be reasonable. Estimates and assumptions include, but are not limited to: revenue recognition, promotional activities, trade accounts receivable, inventories, goodwill, other intangible assets, long-lived assets, self-insurance programs, income taxes and retirement benefits.

We believe the following represent our more critical estimates and assumptions used in the preparation of the consolidated financial statements. See Note 1 to the "Notes to consolidated financial statements" for more information.

Revenue recognition

Revenue is recognized on shipments on the date the merchandise is received by the customer and title transfers. Net sales are reported after subtracting trade promotions, slotting expenses, coupon redemptions, sales allowances and cash discounts, which are discussed in greater detail under "—Promotional activities."

Promotional activities

Our promotional activities are conducted either through the retail trade channel or directly with consumers and involve in-store displays; feature price discounts on our products; consumer coupons; and similar activities. The costs of these activities are generally recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management's judgment regarding the volume of promotional offers that will be redeemed by either the retail trade channel or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual redemptions are insignificant and recognized as a change in management estimate in a subsequent period. However, the likelihood exists of materially different reported results if different assumptions or conditions were to prevail.

Trade accounts receivable

We account for trade receivables at outstanding billed amounts, net of allowances for doubtful accounts. We estimate our allowance for doubtful accounts as a percentage of receivables overdue, which is the general reserve. Also included in the allowance, in their entirety, are those accounts that have filed for bankruptcy, been sent to collections, and any other accounts which management believes are not collectible based on historical information, which is the specific reserve. We periodically review the accounts included in the allowance to determine those to be written off. Generally, after a period of one year, or through legal counsel's advice, accounts are written off. It is not our policy to accrue interest on past due accounts.

Inventories

Inventories are stated at the lower of cost or market on the first-in, first-out method. As a result, the last such items produced remain in inventory and the costs of these items are used to reflect ending inventory.

A reserve is established for the estimated aged surplus, spoiled or damaged products, and discontinued inventory items and components. The amount of the reserve is determined by analyzing inventory composition, expected usage, historical and projected sales information, and other factors. Changes in sales volume due to unexpected economic or competitive conditions are among the factors that could result in materially different amounts for this reserve.

Goodwill

Goodwill is not amortized, but instead tested annually for impairment. We test for impairment of goodwill using a two-step approach during the fourth quarter of each fiscal year or at any other time when impairment indicators exist. In the first step, we estimate the fair values of our reporting units using various methods, including the discounted cash flow method and a market approach. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between each annual test, if an event occurs or circumstances change that would indicate that goodwill may be impaired. Our fourth quarter fiscal year 2009 calculation indicated that the fair value of our reporting units exceeded their carrying value by a substantial margin. Accordingly, we were not required to perform the second step of the test.

Other intangible assets

Carrying values of intangible assets with indefinite lives, mainly trademarks, are reviewed at least annually for possible impairment in accordance with SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets." We perform our impairment review based on a discounted cash flow approach that requires judgment with respect to future volume, revenue and expense growth rates and the selection of the appropriate discount rate. We use estimates based on expected trends in making these assumptions. An impairment charge would be recorded for the difference between the carrying value and the net present value of estimated cash flows, which represents the estimated fair value of the asset. We use judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse, economic factors or competitive activities may signal that an asset has become impaired.

Long-lived assets

We review long-lived assets for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition, this indicates that a long-lived asset may be impaired. When an impairment is indicated, the estimated future cash flows are then discounted, or another appropriate fair value methodology is utilized, to determine the estimated fair value of the asset and an impairment charge, if any, is recorded for the difference between the carrying value and the fair value of the asset.

Self-insurance programs

We record estimates for certain health and welfare and workers' compensation costs that are provided under self-insured programs. Self-insured accruals are based on claims filed and estimated claims incurred but not reported based on historical claims trends.

The employer's portion of employee and retiree medical claims is limited by stop-loss insurance coverage each year to $0.3 million per person.

For casualty insurance obligations, we maintain self-insurance reserves for workers' compensation and auto liability for individual losses up to $0.3 million in all states except for Michigan and Washington. In Michigan and Washington, we maintain a fully self-insured program. In addition, general and product liability claims are self-funded for individual losses up to $0.3 million and $0.5 million, respectively. We evaluate input from a third-party actuary in the estimation of our casualty insurance obligations on an annual basis. In determining the ultimate loss and reserve requirements, we use various actuarial assumptions including compensation trends, healthcare cost trends and discount rates. We also use historical information for claims frequency and severity in order to establish loss development factors. The estimate of loss reserves ranged from $8.0 million to $8.9 million in fiscal year 2009. Our fiscal year 2009 year end reserve for the ultimate casualty liability is $8.8 million. We used a 5.0% discount on the estimated claims liability in fiscal year 2009 based on projected investment returns over the estimated future payout.

As one of our former workers compensation insurance carriers has experienced financial difficulty, we are currently evaluating options for legacy worker's compensation claims brought between 1981 and 2003. We expect to establish a reserve if we are required to self-insure these claims.

Income taxes

Effective July 1, 2007, we adopted FASB Interpretation Number, or FIN, 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109", or FIN 48. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. Under FIN 48, a tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable based on its technical merits. See Note 9 to the "Notes to consolidated financial statements" for further discussion of the adoption of FIN 48.

We calculate income taxes in accordance with SFAS No. 109 "Accounting For Income Taxes," or SFAS No. 109, which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between our consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases as computed pursuant to FIN 48. Deferred tax assets and liabilities are measured using the tax rates, based on certain judgments regarding enacted tax laws and published guidance, in effect in the years when those temporary differences are expected to reverse. A valuation allowance is established against the deferred tax assets when it is more likely than not that some portion or all of the deferred taxes may not be realized. Changes in the level and composition of earnings, tax laws or the deferred tax valuation allowance, as well as the results of tax audits may materially impact our effective tax rate.

The calculation of the deferred tax assets and liabilities, as well as the decision to recognize a tax benefit from an uncertain position and to establish a valuation allowance require management to make estimates and assumptions. We believe that our assumptions and estimates are reasonable, although actual results may have a positive or negative material impact on the balances of deferred tax assets and liabilities, valuation allowances, or net income.

Retirement benefits

We sponsor pension and other retirement plans in various forms covering employees who meet eligibility requirements. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by our management with the assistance of actuarial consultants, within certain guidelines. The discount rate assumptions used to value pension and postretirement benefit obligations reflect yields on high quality long-term bonds.

Over time, the expected rate of return on pension plan assets should approximate the actual long-term returns. In developing the expected rate of return, we consider expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class is weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption.

In addition, we use subjective factors such as mortality rates to estimate the expense and liability related to these plans. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension or postretirement benefit expense recorded by us.

Liquidity and capital resources

Our principal sources of cash include cash generated from operations and bank borrowings. Principal uses of cash have included debt service, capital expenditures and working capital needs. We also expect our capital expenditures in fiscal year 2010 to remain consistent with prior years. These will remain our principal uses of cash in the future.

We intend to use proceeds from this offering to repay outstanding term loans under the Birds Eye Credit Facility. We expect that reducing our debt level will improve our ability to invest in and react to changes in our business and within the industry. We intend to continue to evaluate and pursue debt reduction annually.

Cash flow from operating activities, proceeds from this offering and borrowings under the Opco Credit Facility will be sufficient to fund the currently anticipated working capital, planned capital spending and debt service requirements for the foreseeable future, including at least the next twelve months. We must maintain substantial inventories throughout the year of products produced from seasonal raw materials. We use our Revolving Credit Facility to assist with the purchase of such inventories. Our borrowings typically peak in the fall of each year. Management regularly reviews acquisition and other strategic opportunities, which may require additional debt or equity financing. Currently, there are no pending agreements or understandings with respect to any acquisition or other strategic opportunity.

Cash and cash equivalents

As of June 27, 2009 and September 26, 2009, we had cash and cash equivalents of $65.0 million and $44.4 million, respectively. Operations, working capital and capital expenditures are funded with cash on hand and short-term borrowings under the amended and restated senior credit facility. Cash on hand and short-term borrowings vary based on cash flows as set forth below.

Cash flows

Three months ended September 26, 2009 compared to the three months ended September 27, 2008

Net cash used in operating activities was $51.3 million for the three months ended September 26, 2009, a change of $26.1 million as compared to net cash used in operating activities of $77.4 million for the three months ended September 27, 2008. The improvement was primarily the result of lower inventory purchases and lower input costs incurred in recent months.

Net cash used in investing activities was $4.3 million for the three months ended September 26, 2009 compared to net cash used in investing activities of $8.1 million for the three months ended September 27, 2008, representing a reduction of $3.8 million. Capital expenditures accounted for the majority of this change and were $4.3 million during the three months ended September 26, 2009 compared to $8.9 million during the three months ended

September 27, 2008. Capital expenditures were for general operating purposes and are considered adequate to maintain our facilities in proper working order.

Net cash provided by financing activities for the three months ended September 26, 2009 was $35.0 million, as compared to $33.8 million for the three months ended September 27, 2008, representing an increase of $1.2 million. During the first quarter of fiscal year 2009, we voluntarily paid down $30.0 million under our Birds Eye Credit Facility. The remaining variance was impacted by the change in borrowings under our Revolving Credit Facility year over year.

Fiscal year 2009 compared to fiscal year 2008

Net cash provided by operating activities was $48.0 million in fiscal year 2009, a decrease of $43.2 million as compared to net cash provided by operating activities of $91.2 million in fiscal year 2008. The decrease was primarily impacted by changes in working capital. The increase in inventories was driven by rising input and commodity costs along with increases associated with new product introductions and volume growth. The decrease in accounts payable and other accrued liabilities, including management incentive accruals, was impacted by the timing of payment. In addition, in fiscal year 2009, our cash payments for taxes increased $9.1 million as we fully utilized our previously established tax benefit carry-forwards. Our decline in operating cash flow was also impacted by a voluntary contribution of $13.7 million made by us to our Birds Eye Foods Pension Plan in fiscal year 2009 as compared to $2.1 million of contributions in fiscal year 2008.

Net cash used in investing activities was $24.9 million in fiscal year 2009 compared to net cash used in investing activities of $17.3 million in fiscal year 2008, representing a change of $7.6 million. Capital expenditures accounted for $4.2 million of this change and were $25.8 million in fiscal year 2009 compared to $21.6 million in fiscal year 2008. Capital expenditures were for general operating purposes and are considered adequate to maintain our facilities in proper working order.

Net cash used in financing activities for fiscal year 2009 was $33.9 million, as compared to net cash used of $4.1 million in fiscal year 2008, representing a change of $29.8 million. During fiscal year 2009, we voluntarily paid down $30.0 million under our Birds Eye Credit Facility.

Fiscal year 2008 compared to fiscal year 2007

Net cash provided by operating activities was $91.2 million in fiscal year 2008, an increase of $31.1 million as compared to net cash provided by operating activities of $60.1 million in fiscal year 2007. The improvement is primarily attributable to a higher level of cash from improved operating results.

Net cash used in investing activities was $17.3 million in fiscal year 2008 compared to net cash provided by investing activities of $82.5 million in fiscal year 2007, representing a change of $99.8 million. During fiscal year 2007, we received proceeds of $92.8 million from the sale of our non-branded frozen vegetable business as compared to $2.6 million in fiscal year 2008 representing final payments related to the sale. In addition in fiscal year 2007, we sold our idle manufacturing facility and administrative office in Green Bay, Wisconsin as well as other assets totaling $6.8 million. Capital expenditures accounted for $4.7 million of the annual change and were $21.6 million in fiscal year 2008 compared to $16.9 million in fiscal year 2007. Capital expenditures were for general operating purposes and are considered adequate to maintain our facilities in proper working order.

Net cash used in financing activities for fiscal year 2008 was $4.1 million, as compared to net cash used of $210.6 million in fiscal year 2007, representing a change of $206.5 million. During fiscal year 2008, we utilized proceeds of $306.9 million from the issuance of the Birds Eye Credit Facility, net of cash paid for issuance costs of $8.7 million, to pay a dividend to Holdings, as a return on its investment. During fiscal year 2007, we used $284.2 million to pay to Holdings cash dividends. The dividends paid were primarily in exchange for the redemption of preferred stock held by Holdings. We utilized proceeds from our refinanced amended and restated credit agreement to partially satisfy this redemption. In addition, during fiscal year 2007, we made final termination payments totaling $10.0 million to Pro-Fac relating to the modification of our marketing and facilitation agreement. See "Certain relationships and related party transactions."

Contractual obligations

The following table summarizes our future obligations under contracts as of September 26, 2009.

Payments due by period

(dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt(1)	$744.9	$4.8	$46.8	$693.3	$—
Capital lease obligation	2.0	0.7	1.3	—	—
Operating leases	44.5	7.2	12.9	8.4	16.0
Purchase obligations(2)(3)	485.7	176.2	100.7	88.6	120.2
Other long-term liabilities(4)	53.8	10.7	28.1	5.9	9.1

Total	$1,330.9	$199.6	$189.8	$796.2	$145.3

(1)   Long-term debt includes principal amounts due under the Opco Credit Facility, the Birds Eye Credit Facility and other debt. Interest expense related to long-term debt is estimated to be as follows: less than 1 year, $30.1 million; 1-3 years $56.7 million, 3-5 years $4.1 million and no interest expense for debt maturing in more than 5 years. Amounts outstanding under the Opco Credit Facility and the Birds Eye Credit Facility bear interest at a variable rate and interest was estimated utilizing a 2.18% interest rate and 6.50% interest rate, respectively, at September 26, 2009. The other debt bears interest at 1.00%.

(2)   A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations include outstanding purchase orders by us for raw materials, packaging and other ingredients. Purchase obligations which outline quantities that vary based on production needs cannot be reasonably estimated at this time. The total does not include accounts payable recorded on the consolidated balance sheet as of September 26, 2009.

(3)   Amounts shown within purchase obligations in the less than one year category include estimated raw product purchases of $11.3 million under the Amended and Restated Marketing and Facilitation Agreement we have with Pro-Fac, which we refer to as the Amended and Restated Marketing and Facilitation Agreement. As estimates of the ongoing purchases from Pro-Fac cannot be determined at this time, the maximum penalty due upon termination has been included in the 1-3 years category. See "Certain relationships and related party transactions" for more information.

(4)   This category includes the non-current liabilities reflected on the September 26, 2009 consolidated balance sheet for pension, other postretirement benefits, non-qualified 401(k) benefits and deferred directors' fees. Payments to our pension trusts are reflected through June 2012. Estimates beyond that date are not currently available.

Off-balance sheet arrangements

We do not have any off-balance sheet financing arrangements.

Effects of inflation

We do not believe that our sales or operating results have been materially impacted by inflation during the periods presented in our financial statements. There can be no assurance, however, that our sales, cost of sales or operating results will not be impacted by inflation in the future.

Quantitative and qualitative disclosures about market risk

As a result of our operating and financing activities, we are exposed to changes in certain commodity prices and interest rates which may adversely affect our results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, we have entered into select derivative contracts.

Commodity price risk

We are exposed to commodity price risk related to forecasted diesel fuel purchases. To mitigate the risk, we have entered into a forward purchase contract in fiscal year 2009 with an effective term from July 1, 2009 through June 30, 2010. The forward purchase contract hedges approximately 70% of our annual diesel fuel purchases. The forward purchase contract is a derivative in which we elected not to use hedge accounting, as defined by SFAS No. 133. Accordingly, we recognize in income the fair value gains and losses of this contract. At September 26, 2009 and June 27, 2009 the fair value of the contract was approximately $0.6 million and $1.3 million, respectively. Consequently, a $0.7 million unrealized loss and a $1.3 million unrealized gain was recorded in selling, administrative and general expenses in the three months ended September 26, 2009 and in the fiscal year 2009 Consolidated statement of operations and comprehensive income, respectively. Based on the amount of diesel fuel that we purchased in fiscal year 2009, a change of $1.00 in the market price of a gallon of diesel fuel, before the effect of our forward purchase contract, would cause an increase or decrease in our diesel fuel expense of $4.9 million on an annual basis.

Interest rate risk

We are exposed to interest rate risk primarily through our borrowing activities. The majority of our long-term borrowings are variable rate instruments. We entered into an interest rate swap contract under which we agree to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to receive in return an amount equal to a specified variable rate of interest times the same notional principal amount of indebtedness. The notional amounts of the contract are not exchanged and no other cash payments are made. The interest rate swap contract was entered into with a major financial institution in order to minimize credit risk.

The interest rate swap contract is for a period of three years and became effective on June 30, 2007. The contract requires payment of a fixed rate of interest (4.87%) and the receiving of a variable rate of interest (three-month London Interbank Offered Rate, which we refer to as LIBOR), which was 0.62% as of September 26, 2009, 1.22% as of June 27, 2009 and 2.70% as of

June 28, 2008, respectively. The notional principal amount of indebtedness was $190.0 million, $229.0 million and $296.0 million as of September 26, 2009, June 27, 2009 and June 28, 2008, respectively. Such notional principal amount amortizes quarterly according to a fixed schedule. Approximately 41% and 33% of our underlying debt was hedged with this interest rate swap at June 28, 2008 and June 27, 2009, respectively.

We designated this interest rate swap contract as a cash flow hedge. The fair value of the cash flow hedge is generally deferred to other comprehensive income and reclassified to interest expense over the life of the swap contract. At September 26, 2009, the fair value of the derivative was ($7.4) million. At September 26, 2009, $2.0 million is reported in accrued interest, $5.4 million is reported in other accrued liabilities and an after-tax unrealized loss of $3.3 million was reported in accumulated other comprehensive income in stockholder's deficit. At June 27, 2009, the fair value of the contract was ($9.0) million. At June 27, 2009, $2.1 million is reported in accrued interest, $6.9 million is reported in other non-current liabilities and an after-tax unrealized loss of $4.3 million was reported in accumulated other comprehensive income in stockholder's deficit. At June 28, 2008, the fair value of the contract was ($7.7) million. At June 28, 2008, $1.6 million was reported in accrued interest, $6.1 million was reported in other non-current liabilities and an after-tax unrealized loss of $3.8 million was reported in accumulated other comprehensive income in stockholder's deficit.

Based on the amount of variable rate debt outstanding at June 27, 2009, a change of one-quarter of one percentage point in the applicable interest rate, before the effect of our interest rate swap agreement, would cause an increase or decrease in interest expense of $1.8 million on an annual basis.

Business

Our company

We are a leading marketer, manufacturer, and distributor of branded, packaged food products, including an expanding platform of healthy, high-quality frozen vegetables and frozen meals and a portfolio of primarily branded specialty foods. Our frozen food products are marketed under the iconic Birds Eye brand name which holds the #1 market share position in frozen vegetables and the #2 market share position in complete bagged meals. Our branded specialty food products, which include fruit fillings and toppings, snack foods and chili products, hold many leading market share positions in their core geographic markets. We believe the Birds Eye brand generated approximately $1 billion in retail sales in 2009 (including Walmart), and is one of the fastest growing major brands in the U.S. frozen food industry. Over the past several years, we have made considerable investments to strengthen our Birds Eye brand and expand our portfolio of product offerings, which has resulted in meaningful net sales growth. From fiscal year 2005 to fiscal year 2009, our consolidated net sales grew from $636 million to $936 million, representing a CAGR of 10.1%, and our consolidated Adjusted EBITDA grew from $88 million to $150 million, representing a CAGR of 14.2%. We operate two primary business segments: our frozen food group and our specialty food group.

Our frozen food group, which includes our Birds Eye frozen vegetables and our Voila! and Steamfresh complete bagged meals, accounted for 69.2% of our fiscal year 2009 net sales. We have grown our frozen food business by successfully developing innovative new products in both the frozen vegetables and frozen complete bagged meal categories supported by consistent and significant marketing investment. Birds Eye is the largest U.S. frozen vegetable brand with our steamed and non-steamed product offering and holds a 26.5% market share. Our Steamfresh product line offers consumers an innovative method to steam Birds Eye vegetables and meals in a specially designed microwaveable bag. Our complete bagged meal product portfolio holds a combined 21.8% market share and includes our value-oriented Voila! products and our premium Steamfresh products. Voila! and Steamfresh complete bagged meals offer consumers value-added meal solutions that include a protein, starch and vegetables in one convenient package. Our strong historical net sales growth benefited from action taken in both frozen vegetables and complete bagged meals. Also, we experienced growth from the introduction of Steamfresh vegetables in fiscal year 2006 and within the complete bagged meal category we have driven net sales growth through both our Voila! product line and our introduction of Steamfresh meals in fiscal year 2009. From fiscal year 2005 to fiscal year 2009, our frozen food segment net sales grew from $363 million to $647 million representing a CAGR of 15.5%, and Segment EBITDA grew from $55 million to $94 million representing a CAGR of 14.1%.

Our specialty food group accounted for 29.9% of our fiscal year 2009 net sales. From fiscal year 2005 to fiscal year 2009 the specialty food group improved Segment EBITDA margins from 12.7% to 21.3% thereby generating strong cash flow. In fiscal year 2009, the specialty food group segment had net sales of $279 million and Segment EBITDA of $60 million.

Our industrial-other segment comprises the remaining 1% of our net sales, which are frozen vegetables sold to a limited number of industrial customers.

The frozen food industry

The U.S. frozen food industry is a large, attractive market supported by favorable consumer and retailer fundamentals. The frozen dinners and entrees (excluding pizza) and frozen vegetables categories represented the first and fifth largest categories within the U.S. frozen food industry and generated approximately $6 billion and approximately $2 billion in grocery channel retail sales, respectively. In addition to grocery channel retail sales, we estimate that Walmart represents an additional 27% and 22% of the overall retail sales of the frozen dinners and entrees and frozen vegetables markets, respectively. The complete bagged meal segment of the frozen dinners and entrees category generates annual grocery channel retail sales of approximately $580 million. From calendar year 2005 to 2008, frozen food industry grocery channel retail sales grew at a CAGR of approximately 2.3%, while our key category segments, including frozen dinners and entrees and frozen vegetables grew at a CAGR of approximately 1.8% and 4.8%, respectively, while the complete bagged meal segment grew at a CAGR of approximately 9.8%. We believe that the steam-based vegetables category will experience less growth in the future than during its initial development years. In addition, we anticipate that our primary categories will experience heightened levels of competition resulting in an increase in the number of new product introductions, pricing pressures and increased couponing. See "Management's discussion and analysis of financial condition and results of operations." We believe that recent growth in categories like frozen dinners and entrees and frozen vegetables has been driven by increased consumer demand for good tasting, convenient and nutritious meals and snacks.

Source: IRI grocery only, excluding mass merchandiser channels, 52 weeks ended January 1, 2006 and December 28, 2008.

Note: CAGR calculations above may differ from figures in charts due to rounding.

Frozen vegetables

The U.S. frozen vegetables category is an approximately $2 billion retail grocery market with Walmart representing an estimated additional 22% of the retail market. The category is divided between steamed and non-steamed categories. We believe that the steamed category is the more attractive market because of its higher growth characteristics. With the launch of Steamfresh in January 2006, we were the first company to capture a nationwide market share with a microwaveable product that enables consumers to conveniently steam vegetables in its packaging. The steamed segment has since grown to a $580 million category, and has been responsible for the growth in the frozen vegetables segment, which has grown from

$1.9 billion in calendar year 2005 to $2.1 billion in calendar year 2008, representing a CAGR of 4.8%. The steamed segment represents approximately 25% of the overall category, and we hold an approximately 54% share of the steamed segment. The non-steamed segment comprises 75% of the overall category and we hold a 17% market share of the non-steamed segment. Branded products account for 61% of U.S. frozen vegetables sales and private label products comprise the remaining 39% of the market. The relative proportion of the frozen vegetables category represented by branded products and private label products has remained relatively consistent over the past five years. Birds Eye and Green Giant are the largest national branded frozen vegetables franchises and collectively represent approximately 44% of the frozen vegetables market. The remainder of the branded market is comprised of several smaller regional brands.

In recent years, the U.S. market for vegetables and produce has increased faster than the rate of population growth, supported by ongoing trends including greater consumer demand for healthy and convenient foods. Consumption of vegetables has increased over the last twenty years by 39 pounds per capita according to the U.S. Department of Agriculture, which we refer to as the USDA. In addition, overall demand for grocery products is supported by a recent increase in consumer spending on food at home, according to the USDA.

Frozen dinners and entrees

The U.S. frozen dinners and entrees category (excluding pizza) is an approximately $6 billion grocery market that has grown at a CAGR of 1.8% from calendar year 2005 to 2008. In addition, we estimate that Walmart represents an incremental 27% of the market. We believe the frozen dinners and entrees market enjoys consumer and trade fundamentals that will support long-term growth. The frozen dinners and entrees category has significant household penetration with 76% of U.S. households purchasing a frozen dinner or entree in the last twelve months, according to IRI data as of July 2009.

Within the frozen dinners and entrees category, we believe one of the most attractive sub-categories is complete bagged meals. The complete bagged meal category is an approximately $580 million market, and our share of this market is approximately 21.8%. The complete bagged meal category has grown 9.8% annually from calendar year 2005 to 2008 as consumers increasingly demand easy-to-prepare, quality food products. The complete bagged meal category also has a household penetration rate with 30% of U.S. households purchasing a complete bagged meal in the last twelve months, as of June 14, 2009. We further sub-divide the category into value-oriented ($3.99 and less) and premium ($5.99 and more) complete bagged meal offerings and we maintain leading shares in both sub-markets with the Voila! and Steamfresh meals, respectively. Branded products account for 97% of U.S. sales of complete bagged meals with private label products comprising the remainder. Voila!, Steamfresh, Bertolli, Stouffers and Contessa are the largest nationally branded complete bagged meal franchises and collectively constitute approximately 77% of the market. The remainder of the complete bagged meal market is comprised of several smaller national brands, regional brands and private label products.

Our competitive strengths

Iconic Birds Eye brand with leading U.S. market share positions

Birds Eye is one of the most recognized frozen vegetables brands in the United States as evidenced by our 54% unaided brand awareness as of April 2009. Birds Eye currently holds the #1 market share position with a 26.5% share of the U.S. frozen vegetables category. On a combined basis Steamfresh and Voila! hold the #2 market share position with a combined 21.8% share of the U.S. complete bagged meal category. According to IRI, for the 52-weeks ended June 14, 2009, 45.7% of all U.S. households purchased Birds Eye products. Our next closest branded competitor has a household penetration of 37.4%. The number of Birds Eye brand products purchased per consumer on an annual basis is also 17.7% greater than that same closest branded competitor. We believe that our leading market share positions provide us with a competitive advantage in key areas such as premium pricing, shelf space allocation and our ability to grow through brand extensions and new product development in both existing and new categories.

Successful history of innovation and new product development

Over our last five fiscal years, we have focused our research and development efforts on the frozen vegetables and complete bagged meal categories. With the launch of Steamfresh in January 2006, we were the first company to capture a nationwide market share with a microwaveable product that enables consumers to conveniently steam vegetables in their packaging. Since that time, the frozen vegetables category has migrated from non-steamed frozen vegetables to steamed-based vegetables. The overall frozen vegetables category grew at a CAGR of 4.8% from calendar year 2005 to 2008. Since the introduction of steamed vegetables in 2006, the steamed vegetables segment has grown to become an approximately $580 million category for the retail grocery channel. Since the introduction of the complete bagged meal category in the late 1990's, which we entered in 1998 with the introduction of Voila!, the complete bagged meal category has grown to become an approximately $580 million category for the retail grocery channel. Since fiscal year 2006, we have expanded our Birds Eye frozen vegetables portfolio with the introduction of 23 new product offerings and supported our line of complete bagged meals with the introduction of 16 new product offerings. As a result, approximately 15.4% and 17.9% of our net sales of the frozen food group in fiscal years 2009 and 2008, respectively, were generated by products that we did not sell two years prior. Our product innovation has contributed to Birds Eye becoming the fastest growing major brand in the frozen food category over the past three calendar years at a retail grocery channel sales CAGR of 14.9%.

Excellent, longstanding relationships with leading U.S. retailers

We have longstanding relationships with leading U.S. retailers, many of which we have been doing business with for over two decades. For the 52-weeks ended June 14, 2009, weighted average annual retail grocery sales of Birds Eye frozen vegetables represented approximately 40% of the sales of branded frozen vegetables and 21% of complete bagged meals sold by our eight largest customers—C&S Wholesale, Food Lion, Kroger, Publix, Safeway, SuperValu, Wakefern (Shop Rite) and Walmart. As a result, we have been appointed category manager by many of our customers, which allows us to influence the shelf space, product mix and promotional activities for the entire product category. We have been recognized throughout the industry with many awards and acknowledgments, including awards for packaging excellence, new product initiatives and category insight. We have a strong relationship with Walmart, which generated approximately 25% of our fiscal year 2009 net sales.

Proven strategy that has delivered strong organic growth

We have implemented a successful strategic plan to invest in and grow our Birds Eye brand through increased consumer marketing and trade promotions, targeted product innovation, brand extensions and a continued focus on competing in higher margin, growing categories. As a result, we have become a market leading, branded food company with a track record of attractive organic growth and significantly improved operating results. From fiscal year 2005 to fiscal year 2009, we increased our spending on consumer marketing for our frozen food group at a CAGR of approximately 19%. During this same time period, our consolidated net sales grew from $636 million in fiscal year 2005 to $936 million in fiscal year 2009, representing a CAGR of 10.1%. Despite the recent U.S. economic recession, our consolidated net sales grew from $868 million in fiscal year 2008 to $936 million in fiscal year 2009, representing an increase of 7.8%, and our consolidated Adjusted EBITDA grew from $140 million to $150 million, representing an increase of 7.2%.

Experienced and focused management team

We have an experienced senior management team, with our eight most senior executives averaging 12 years with our company and over 25 years of experience in the highly competitive branded consumer goods industry. Following a comprehensive strategic review in 2005, management has successfully executed a strategy that has enabled us to become a market-leading, branded frozen food business. We have utilized our combined expertise to build and extend the Birds Eye brand through focused marketing expenditures and new product introductions. We successfully transformed the frozen vegetables category with the introduction of Steamfresh vegetables. The steamed frozen vegetables category generates annual retail sales of approximately $580 million and represents approximately 25% of the total frozen vegetables category. As such, we believe that continued strategic investments in our Birds Eye brand and focus on product innovation will help drive strong net sales and Adjusted EBITDA growth while enhancing our leading market share positions.

Our strategy

We intend to expand our position as a leading innovator and marketer of frozen foods by pursuing the following strategies:

Continue to deliver excellent consumer value by leveraging our iconic Birds Eye brand and leading U.S. market share positions

We continuously strive to provide consumers with high quality, great tasting and convenient products sold at competitive prices. We believe that our continued efforts to deliver innovative products will support the leading market share positions of our Birds Eye products and will offer opportunities for future brand extensions, as well as support our pricing strategies.

Continue to innovate and support the Birds Eye brand, with significant consumer marketing and trade promotions

We have invested significant funds in developing a growing pipeline of new products that we believe will strengthen our leading U.S. market share positions. We utilize rigorous and consistently applied processes and criteria to launch successful new products, and then support these new products with strategic consumer marketing and trade promotions. We target consumer marketing and trade promotions expense as a percentage of frozen food net sales in the high single digits. We intend to continue to support our future product launches with significant marketing and promotional spending to achieve market leading positions. Our new product initiatives focus on emerging consumer trends, broadening consumer demographics and increasing meal and snack time opportunities for consumers to enjoy our products throughout the day. For example, our Steamfresh seafood line, currently in test markets, satisfies these objectives by offering a broad array of premium seafood all-in-one meals in microwavable parchment bags.

Enhance margins through optimization of product mix and cost reduction initiatives

In 2006, we divested our lower margin, non-branded frozen vegetable business as part of our successful re-emphasis on branded frozen products, and have focused on the attractive, higher growth and higher margin branded frozen food segment. Through this effort, we have decreased our base SKU count from approximately 4,500 to 480 since fiscal year 2005. We seek to enhance our gross margins through product sales mix, productivity improvement and cost control measures. Each year, we target productivity gains including improved automation, increasing plant throughput and maximizing yields of our commodity inputs. By actively managing both our product mix towards higher gross margin SKUs and our operating efficiencies, we believe we can continue to drive gross margin enhancement.

Maintain the strong free cash flow of the specialty food group

We are dedicated to continuing the strong free cash flow of the specialty food group through cost-effective trade promotions and competitive pricing while reducing production and overhead costs. The segment has historically generated high margins and strong free cash flow with fiscal year 2009 Segment EBITDA margin of 21.3% and Segment EBITDA of $60 million. We have achieved this through consistent focus on product mix management and trade efficiencies to drive improved operating performance. We intend to maintain the specialty food group's leading market share positions through a continued focus on consumer value and maintaining our current retail presence. We expect to leverage the strong free cash flow from the specialty food group to supplement investment in our faster growing frozen food group and assist with paying down our debt.

Financial information about industry segments

Our business is principally conducted in our three segments of: frozen food group, specialty food group and industrial-other. The financial statements for the fiscal years ended June 30, 2007, June 28, 2008, and June 27, 2009, which are included in this prospectus, reflect information relating to those segments for each of our last three fiscal years. The financial statements for the three months ended September 27, 2008 and September 26, 2009, which are included elsewhere in this prospectus, reflect information relating to those segments for each of those periods. See Note 12 of the "Notes to consolidated financial statements" and "Management's discussion and analysis of financial condition and results of operations" for additional disclosures regarding segments.

Raw material sources

We source raw materials including vegetables, fruits, proteins and other ingredients. Certain vegetables and fruits are purchased under supply contracts from a number of growers prior to each growing season. Pro-Fac, an agriculture marketing cooperative, which owns common units in Holdings, provides us with a portion of our agriculture commodities. The commercial market value of crops supplied by Pro-Fac to us in fiscal year 2009 was $23 million. We purchase most of our broccoli and cauliflower pursuant to a long-term supply contract with a vegetable processor in Mexico. When necessary, we also purchase raw materials on the open market. Most of our proteins and other ingredients are purchased from a limited number of suppliers on an as needed basis. See further discussion of our relationship with Pro-Fac in "Certain relationships and related party transactions."

Weather conditions can impact the profitability of all of the segments of the business. Favorable weather conditions can produce high crop yields and an oversupply situation, while excessive rain or drought conditions can produce low crop yields and shortages. The utilization of our facilities is directly correlated to the timing of crop harvests and crop yields. Poor weather conditions hurt crop yields and result in uneven crop delivery cycles that increase production costs. In addition, prices are impacted by crop size and yields and the overall national supply.

We also source materials used in the packaging and manufacturing of our products, including polyfilm, plastic trays, cans, corrugated and other materials. Most of these materials are purchased on the open market, except for the purchase of packaging used for our Steamfresh vegetables and meals. This packaging is purchased pursuant to an exclusive U.S. license and supply agreement that expires in 2013. Although we have not experienced any difficulty in obtaining adequate supplies of these items, occasional periods of short supply of certain raw materials may occur.

Packaging and distribution

The food products that we produce are distributed to various consumer markets in all 50 states. International sales account for a small portion of our activities. Our products are primarily sold through food brokers who sell primarily to supermarket chains and various distributors. Snack products within the specialty food group segment are primarily marketed through distributors (some of which are owned and operated by us) who sell directly to retail outlets in the Midwest, Mid-Atlantic, and Pacific Northwest. We have key distribution facilities that permit multi-item single shipments to customers.

Significant customers

We have several large customers that account for a significant portion of our net sales. Our top ten customers accounted for approximately 64% of our net sales during fiscal year 2009, with Walmart representing 25% of our consolidated net sales and our next largest customer C&S Wholesale Grocers representing 8% of our fiscal year 2009 consolidated net sales. Each of our reporting segments sells products to both Walmart and C&S Wholesale Grocers. Our results of operations could be adversely affected by the loss of one or more of our large customers or if net sales from one or more of these customers is significantly reduced.

Trademarks

We own marks that are registered with the United States Patent and Trademark Office, including certain key trademarks listed below. We consider each of these trademarks, particularly Birds Eye, to be of material importance to our business in the United States. We attempt to obtain registration of our key trademarks whenever possible or practicable and pursue any infringement of those trademarks. Our trademark registrations have various expiration dates; however, assuming that the trademarks are still in use and trademark registrations are properly renewed, they could potentially have an indefinite duration.

Segment	Trademark

Frozen food group	Birds Eye(1), Steamfresh, Voila!(2), C&W, Freshlike and McKenzie's
Specialty food group	Comstock, Wilderness, Nalley, Brooks, Bernstein's, Tim's, Snyder of Berlin(3), and Husman's
Industrial-other	N/A

(1)   Our rights to the Birds Eye trademark are subject to historic arrangements with third parties in certain foreign jurisdictions. These arrangements may impose legal barriers on our use of the Birds Eye and related trademarks in certain foreign jurisdictions and may therefore limit the expansion of the business conducted under these trademarks to those jurisdictions.

(2)   Our right to use the Voila! trademark is subject to an exclusive license agreement with a third party and limited to use in connection with meat and vegetable products.

(3)   We own the trademark Snyder of Berlin while a third party owns the trademark Snyder of Hanover. Per a court order, our use of the trademark must include the word "Snyder" in combination with the words "of Berlin."

Government regulation and environmental matters

Our facilities and products are subject to extensive federal, state, and local laws and regulations. As a producer of goods for human consumption, our operations must comply with stringent standards relating to the quality of products, sanitation, safety, labeling and environmental control. We believe that we comply with such laws and regulations in all material respects, and that continued compliance with these regulations will not have a material effect upon capital expenditures, earnings or the competitive position of Birds Eye. As an owner and operator of real property, however, we can be found jointly and severally liable under these laws for costs associated with investigating, removing and remediating hazardous or toxic substances that may exist on, in or about such real property. Such liability can be imposed without regard to whether the owner or operator had knowledge of, or was actually responsible for causing, the conditions being addressed. Further, it is possible that we could be found liable regarding properties we formerly owned or operated or regarding properties at which wastes we generated were disposed of. In addition, it is possible that we may face claims alleging harmful exposure to, or property damage resulting from, the release of hazardous or toxic substances at or from our locations or otherwise related to our business. Environmental conditions relating to any former, current or future locations could adversely impact our business and results of operations.

Seasonality of business

Our sales volume remains relatively consistent throughout the year. We experience seasonal earning characteristics, predominantly with products that experience higher sales volume in the cool weather months, such as certain frozen vegetables and complete bagged meals, chili, and fruit fillings and toppings, and other products that experience higher sales volume in the warm weather months, such as potato chips and salad dressings. Since many of the raw materials we process are agricultural crops, production of these products is predominantly seasonal, occurring during and immediately following the purchase of such crops.

Practices concerning working capital

We must maintain substantial inventories throughout the year of seasonal raw materials and the frozen products we produce from those raw materials. We use our Revolving Credit Facility for seasonal borrowings, the amount of which fluctuates during the year, to finance inventory purchases. In the summer months, we satisfy a significant percentage of our purchase requirements of raw materials for the year. Both the maintenance of substantial inventories and the practice of seasonal borrowings are common to the food processing industry.

Backlog of orders

A backlog of orders has not historically been significant in our business. Orders are filled from inventories shortly after receipt.

Business subject to governmental contracts

No material portion of our business is subject to renegotiation of contracts with, or termination by, any governmental agency.

Competitive conditions

Competition in our product categories is high. Certain of our product lines are sensitive to competition from national or regionally branded products, and several of our product lines compete directly or indirectly with private label store brands. We believe that the principal competitive factors with respect to our product categories are price, product innovation, product quality and brand recognition and loyalty. Although our pricing is generally competitive with that of our competitors, private label store brands compete with our branded products primarily on price.

Although the relative importance of the above factors may vary between particular products or customers, the above description is generally applicable to all of our products in the various markets in which they are distributed.

It is difficult to estimate the total number of competitors in all of the markets we serve. Nearly all of our product offerings compete with the national brands of other leading food producers, including General Mills, Unilever, Frito-Lay, ConAgra, Nestle, and other similar major brands, as well as with the brand and store brand products of a number of regional processors, many of which operate only in portions of the marketing areas we serve. Our top branded competitor in the frozen vegetables category is Green Giant. Top branded competitors in the bagged meal category include Bertolli, Contessa, and Stouffers.

Research and development

We operate a technical center located in Green Bay, Wisconsin that is responsible for new product development. Approximately 30 full-time employees are employed at this facility. For major corporate initiatives, we utilize a structured new product development process that encompasses strategic opportunity assessment, concept/product feasibility, development and commercialization. The process is designed to allow for comprehensive feedback from consumers, retail partners and internal functional areas. In addition, we apply rigorous financial guidelines, targeting effective returns on our innovation investments before any new initiative is brought to market. We also dedicate development resources to our existing products in order to bring new brand extensions to market.

The amounts that we spent on internal activities relating to the development of new products or the improvement of existing products were $3.0 million in fiscal year 2007, $3.7 million in fiscal year 2008 and $4.0 million in fiscal year 2009.

Employees

As of September 26, 2009, we had approximately 1,700 full-time employees, of whom approximately 1,200 were engaged in production and the balance in management, sales and administration. As of that date, we also employed approximately 800 seasonal and other part-time employees, almost all of whom were engaged in production. As of September 26, 2009, approximately 1,025 of our full-time distribution, production and maintenance employees were members of various labor unions. We are currently negotiating an initial collective bargaining agreement for the Berlin route sales group at our Berlin, Pennsylvania location. In fiscal year 2010, collective bargaining agreements at the following locations covering approximately 505 employees will expire: Darien, Wisconsin; Berlin, Pennsylvania and Waseca, Minnesota. We believe relations with our employees to be good.

Legal proceedings

We are subject to various legal proceedings and third-party claims which arise in the ordinary course of our business. Although the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the resolution of pending litigation matters will have a material adverse effect on our financial condition or on the operations of our business. We maintain general liability insurance coverage in amounts we deem adequate for our business.

Properties

All plants, warehouses, office space and other facilities used by us are either owned by us or one of our subsidiaries or leased from unaffiliated third parties. Each of the properties owned by us is subject to mortgages in favor of its primary lender. In general, the properties include offices, processing plants and warehouse space. Some processing plants are located in rural areas that are convenient for the delivery of crops. We also have dispersed warehouse locations to facilitate the distribution of finished products. We believe that our facilities are in good condition and suitable for the operations of our business.

The following table describes all material facilities leased or owned by us (other than certain public warehouses leased by us from unaffiliated third parties from time to time). Except as otherwise noted, each facility set forth below is owned by us.

Birds Eye facilities

Type of property	Location	Square footage	Segment

Freezing plant, repackaging plant, warehouse and distribution center	Darien, WI	551,600	Frozen food group
Freezing plant, repackaging plant and warehouse	Waseca, MN	258,475	Frozen food group
Repackaging plant, warehouse and distribution center	Fulton, NY	254,856	Frozen food group
Warehouse(1)	Darien, WI	140,086	Frozen food group
Warehouse(1)	Waseca, MN	91,400	Frozen food group
Canning plant and warehouse	Fennville, MI	329,866	Specialty food group
Manufacturing plant, warehouse and distribution center	Tacoma, WA	286,468	Specialty food group
Manufacturing plant, warehouse, distribution center and office	Berlin, PA	183,500	Specialty food group
Manufacturing plant, warehouse, distribution center and office(1)	Algona, WA	97,690	Specialty food group
Freezing plant, repackaging plant and warehouse	Watsonville, CA	Closed facility	Not applicable
Headquarters office(1)	Rochester, NY	83,216	Corporate
Office building(1)	Green Bay, WI	39,132	Corporate
Office building	Tacoma, WA	20,500	Corporate

(1)   Leased from third parties, although certain related equipment may be owned by us.

Management

Directors, executive officers and key employees

Set forth below are the name, age, position and a description of the business experience of each of our executive officers, directors and other key employees as of October 1, 2009, including full employment histories for each during the past five years.

Name	Age	Position

Neil Harrison	56	Chairman and Chief Executive Officer
Linda K. Nelson	45	Executive Vice President, Chief Financial Officer, and Secretary
Christopher J. Puma	49	President and Chief Operating Officer
Matthew M. Park	42	Chief Marketing Officer
Robert G. Montgomery	56	Executive Vice President—Frozen Sales
Carl W. Caughran	56	Executive Vice President—Specialty Food Group
Peter R. Call	53	Director
Stephen P. Donovan, Jr.	68	Director
Kevin A. Mundt	55	Director
Daniel S. O'Connell	55	Director
Gregg A. Ostrander	56	Director
Allan W. Overhiser	49	Director
Brian K. Ratzan	39	Director
Patrick W. Rose	67	Director
David B. Vermylen	59	Director

Executive officers

Neil Harrison has served as our Chairman and Chief Executive Officer since July 2008. From September 2005 to July 2008 Mr. Harrison served as our Chairman, President and Chief Executive Officer. From February 2005 to June 2005, he served as Chairman and Chief Executive Officer of Atkins Nutritionals, Inc. On July 31, 2005, Atkins Nutritionals, Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. From 2002 to 2004, he served as Executive Vice President of H.J. Heinz Company and President and Chief Executive Officer of Heinz North Americas. From 1999 to 2002, he served as Senior Vice President and President and Chief Executive Officer of Heinz Frozen Food Company. Mr. Harrison also has experience in consumer packaged goods through a variety of positions at Miller Brewing Company, PepsiCo, Inc., General Foods Corporation and Unilever PLC. Mr. Harrison currently serves as a director of Solo Cup Company. Mr. Harrison graduated with a Bachelor of Arts with honors in Economics from University of Reading and a Masters in Business Administration from Harvard Graduate School of Business Administration.

Linda K. Nelson has served as our Executive Vice President, Chief Financial Officer and Secretary since July 2008. In February 2008, Ms. Nelson was promoted to Senior Vice President—Finance and Logistics. Ms. Nelson also served as our Chief Accounting Officer during this time. From

2006 to 2008, she served as our Corporate Controller and Chief Accounting Officer and served on our Operating Committee. From 1997 to 2006, she served as a Vice President and Controller. From 1995 to 1997, she served as our Director of Internal Audit. Prior to joining us, Ms. Nelson was employed by Price Waterhouse for 10 years, holding various positions most recently as Senior Audit Manager. Ms. Nelson is a certified public accountant, and graduated with a Bachelor of Science in Accounting from Binghamton University State University of New York.

Christopher J. Puma has served as our President and Chief Operating Officer since June 2008. From August 2007 to June 2008, he served as our Executive Vice President, Chief Financial Officer and Secretary. From August 2006 to June 2007, he served as Senior Vice President of Finance for American Eagle Outfitters. From May 2004 to July 2006, he served as Chief Operating Officer, Western Europe, for the H.J. Heinz Company. From March 1998 to April 2004, he served as Chief Financial Officer for several affiliates of the H.J. Heinz Company, including Heinz North America. Mr. Puma currently serves as a director of the American Frozen Food Institute. Mr. Puma is a certified public accountant, and graduated with a Bachelor of Science in Accounting from the University of Scranton.

Matthew M. Park has served as our Chief Marketing Officer since March 1, 2009. From August 2004 to August 2008, he served as Vice President of Marketing at Del Monte Foods. Mr. Park graduated with a Bachelor of Arts in English Literature from Columbia University and a Masters in Business Administration from The University of Chicago Graduate School of Business.

Robert G. Montgomery was promoted to Executive Vice President of Frozen Sales in February, 2009 and was our Senior Vice President of Frozen Sales since September 2003. From 2002 to 2003, he served as Vice President of Sales for the western half of the United States for the consolidated Heinz Consumer Foods Company. From 1998 to 2002, he served as Vice President of Sales-Heinz Frozen Foods. Mr. Montgomery also has prior experience with ConAgra, Inc., McCain Foods Ltd. and Sara Lee Corporation. Mr. Montgomery graduated with a Bachelor of Science in Business Management from Seton Hall University.

Carl W. Caughran has served as our Executive Vice President—Specialty Food Group since January 2006. From 1999 to 2006, he served as our Executive Vice President—Operations. From 1996 to 1999, he served as our President and Chief Executive Officer of the Nalley Fine Foods business unit. Mr. Caughran also has prior experience at Borden Foods Corporation, Sara Lee Corporation and Campbell Soup Company. Mr. Caughran graduated with a Bachelor of Science in Marketing from the University of Alabama.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified or their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Directors

Peter R. Call has served as a member of our board of directors since August 2002. He also serves as a director of Pro-Fac and has served in such capacity since 2000. He has produced vegetables in Batavia, New York for over 30 years (My-T Acres, Inc. has been a member of Pro-Fac since 1961).

Stephen P. Donovan, Jr. has served as a member of our board of directors since August 2003. For the past 5 years Mr. Donovan has been retired. From 1991 to 2002, he served as the President, Global Beverage and North American Food & Beverage of Procter and Gamble Company, and was employed by Procter and Gamble Company for more than 30 years, holding a wide range of executive positions. Mr. Donovan is currently a director of Consolidated Container Corp. and has served as a past director of Remington Products Company, L.L.C.

Kevin A. Mundt has served as a member of our board of directors since November 2003. Mr. Mundt joined Vestar Capital Partners in 2004 as a Managing Director. Currently, Mr. Mundt is a Managing Director and President of the Vestar Resources group. Prior to joining Vestar, Mr. Mundt spent 24 years in management consulting, including various management positions with Mercer Oliver Wyman and its predecessors. Mr. Mundt also serves as Chairman of the Board of Solo Cup Company and as director of Sunrise Medical, Inc., The National Mentor Group, MediMedia, Fiorucci, SpA, and The Sun Products Corp.

Daniel S. O'Connell has served as a member of our board of directors since August 2002. Mr. O'Connell is the Chief Executive Officer and Founder of Vestar Capital Partners, a private equity firm founded in 1988. Mr. O'Connell is also a director of The National Mentor Group, Sunrise Medical, Inc., Solo Cup Company, St. John Knits International, Inc., and The Sun Products Corp., companies in which Vestar or its affiliates have a significant equity interest. In addition, Mr. O'Connell is a Trustee Emeritus of Brown University, a member of the Brown Endowment Investment Committee, a Director of the Watson Institute of International Studies, and is Vice Chairman of the Board of Cardinal Spellman High School, Bronx, New York.

Gregg A. Ostrander has served as member of our board of directors since October 2002. Mr. Ostrander has been the Chairman, President, and Chief Executive Officer of Michael Foods, Inc. since 1994. From 1989 to 1993, he served as President of Swift Eckrich Prepared Foods, a division of ConAgra, Inc. Mr. Ostrander is currently a director of Arctic Cat Inc. and director of Carlisle Companies, Inc.

Allan W. Overhiser has served as member of our board of directors since May 2004. He also serves as a director of Pro-Fac and has served in such capacity since 1994. He has produced fruit in South Haven, Michigan for over 25 years (A.W. Overhiser Orchards has been a member of Pro-Fac since 1984).

Brian K. Ratzan has served as a member of our board of directors since August 2002. Mr. Ratzan joined Vestar in 1998, and currently serves as a Managing Director and Head of the Consumer group. Prior to joining Vestar, Mr. Ratzan was a Vice President with '21' International Holdings, Inc., a private investment firm, and was previously in the Investment Banking Group at Donaldson, Lufkin & Jenrette. Mr. Ratzan is currently a director of The Sun Products Corp.

Patrick W. Rose has served as a member of our board of directors since February 2003. For the past 5 years Mr. Rose has been retired. From 1993 to 1997, he served as Chairman of the Board, President, and Chief Executive Officer of Van Camp Seafoods, Inc. From 1984 to 1989 he served as Chairman of the Board, President, and Chief Executive Officer of Bumble Bee Seafoods, Inc. Mr. Rose currently serves as a director of DineEquity, Inc. and served as a United States Commissioner to the United American Tropical Tuna Commission from 2002 to 2009.

David B. Vermylen has served as a member of our board of directors since February 2003. He has served as President and Chief Operating Officer of TreeHouse Foods, Inc. since January,

2005. From 2002 to 2005, Mr. Vermylen was a principal in TreeHouse, LLC. From 2001 to 2002, he served as the President and Chief Executive Officer of the Keebler Company. Mr. Vermylen is currently a director of TreeHouse Foods, Inc. and a director of Aeropostale, Inc.

Corporate governance

Board composition

Our business and affairs will be managed under the direction of our board of directors, which, immediately following completion of this offering, is expected to remain unchanged from the above. Our amended and restated bylaws will provide that our board of directors will consist of between                           and                            directors. Our board of directors will be comprised of ten directors. Immediately following the completion of this offering, we expect that at least three members of our board of directors will be independent. The directors will have discretion to increase or decrease the size of the board of directors. Our directors will be elected at each year's annual meeting of stockholders.

Upon completion of this offering, Vestar will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company" under the                            corporate governance standards. As a controlled company, exemptions under the                           standards will free us from the obligation to comply with certain                            corporate governance requirements, including the requirements:

•
that a majority of our board of directors consists of "independent directors," as defined under the rules of the                            ;

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that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

•
for an annual performance evaluation of the nominating and governance committee and compensation committee.

These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and                      rules with respect to our audit committee within the applicable time frame. See "—Audit committee."

Board committees

Our board of directors will establish the following committees prior to the completion of this offering: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit committee

We will establish an audit committee at Birds Eye Foods, Inc. prior to completion of this offering. Upon the completion of this offering, our audit committee will consist of Mr. Ostrander, Mr. Ratzan and Mr. Vermylen, with Mr. Ostrander serving as chair of the audit committee. Our audit committee will have responsibility for, among other things:

•
selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

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evaluating the qualifications, performance and independence of our independent auditors;

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monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

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reviewing the adequacy and effectiveness of our internal control policies and procedures;

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discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•
preparing the audit committee report that the SEC requires in our annual proxy statement.

The SEC rules and                           rules require us to have one independent audit committee member upon the listing of our common stock on                           , a majority of independent directors within 90 days of the date of the completion of this offering and all independent audit committee members within one year of the date of the completion of this offering. Our board of directors has affirmatively determined that                           and                            meet the definition of "independent directors" for purposes of serving on an audit committee under applicable SEC and                            rules, and we intend to comply with these independence requirements within the time periods specified. Upon the completion of this offering, we do not expect to have an "audit committee financial expert."

Our board of directors will adopt a written charter for the audit committee, which will be available on our corporate website at www.birdseyefoods.com upon the completion of this offering. Our website is not part of this prospectus.

Compensation committee

Upon completion of this offering, our compensation committee will consist of Mr. O'Connell, Mr. Ratzan and Mr. Call. Mr. Ratzan will be the chairperson of our compensation committee. The compensation committee will be responsible for, among other things:

•
reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensation or arrangements;

•
reviewing succession planning for our executive officers;

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reviewing and recommending compensation goals, bonus and stock compensation criteria for our employees;

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reviewing and discussing annually with management our "Compensation discussion and analysis" disclosure required by SEC rules;

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preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

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administrating, reviewing and making recommendations with respect to our equity compensation plans.

Our board of directors will adopt a written charter for the compensation committee, which will be available on our corporate website at www.birdseyefoods.com upon the completion of this offering. Our website is not part of this prospectus.

Corporate governance and nominating committee

Upon completion of this offering, our corporate governance and nominating committee will consist of Mr. Mundt, Mr. Ratzan and Mr. Donovan. Mr. Mundt will be the chairperson of this committee.

The corporate governance and nominating committee is responsible for, among other things:

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assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

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reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

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overseeing the evaluation of our board of directors and management;

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determining the compensation of our directors; and

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recommending members for each board committee of our board of directors.

Our board of directors will adopt a written charter for the corporate governance and nominating committee, which will be available on our corporate website at www.birdseyefoods.com upon the completion of this offering. Our website is not part of this prospectus.

Compensation committee interlocks and insider participation

Upon completion of this offering, the members of the compensation committee of the board of directors of Birds Eye Foods, Inc. will be Mr. O'Connell, Mr. Ratzan and Mr. Call.

Neither Mr. O'Connell, Mr. Ratzan, nor Mr. Call is an officer or employee, or former officer or employee, of us or any of our subsidiaries. Mr. Ratzan is a Managing Director of Vestar and Mr. O'Connell is the Chief Executive Officer and Founder of Vestar. Vestar provides advisory and consulting services to us. Mr. Call is a director and member-grower of Pro-Fac. During fiscal year 2009, Mr. Call did not receive any payments indirectly from us through Pro-Fac in consideration for crops delivered by him (or by entities owned or controlled by him) to Pro-Fac, which were subsequently sold to us, or directly from us for harvesting and hauling services provided and crops delivered by him (or by entities owned or controlled by him) to us.

No interlocking relationships exist between the members of our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Code of ethics

We have a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions that we plan to amend in connection with this offering. A copy of that code will be available on our corporate website at www.birdseyefoods.com upon completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. Our website is not part of this prospectus.

Director compensation

Only six of the ten directors serving on our board of directors as of June 27, 2009 received compensation during fiscal year 2009. The four directors serving on our board of directors who are employees of Birds Eye or Vestar are not entitled to an annual retainer or meeting fees. All other directors are paid an annual retainer of $14,000 each, $3,500 for each board meeting attended in person, and $1,000 for each subcommittee meeting attended. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the board.

The following table provides information on compensation paid to our directors during fiscal year 2009:

Director compensation for fiscal year 2009

Name	Fees earned or paid in cash ($)(1)	Total ($)

Peter Call	28,000	28,000
Allan Overhiser	32,000	32,000
Gregg Ostrander	28,500	28,500
Stephen Donovan	28,000	28,000
Patrick Rose	24,500	24,500
David Vermylen	28,000	28,000

(1)   During fiscal year 2009, Messrs. Overhiser, Call, Vermylen and Donovan attended and were remunerated for 4 board meetings, Messrs. Ostrander and Rose attended and were remunerated for 3 board meetings, and Messrs. Overhiser and Ostrander attended and were remunerated for 4 committee meetings.

Executive compensation

Compensation discussion and analysis

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid, awarded to, or earned by, our named executive officers, who consist of our chief executive officer, chief financial officer, and the three other most highly compensated executive officers serving at the end of fiscal year 2009. Our named executive officers were:

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Neil Harrison, Chairman and Chief Executive Officer
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Linda Nelson, Chief Financial Officer, Executive Vice President and Secretary
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Christopher Puma, President and Chief Operating Officer
•
Matthew Park, Chief Marketing Officer
•
Robert Montgomery, Executive Vice President, Frozen Sales

Historical compensation decisions

For fiscal year 2009, compensation decisions for named executive officers, other than our Chairman and Chief Executive Officer, Neil Harrison, were primarily made by Mr. Harrison, considering each individual's responsibilities, experience, prior performance and general knowledge regarding market level compensation of similarly situated executives in other companies of similar size in the food industry. All decisions concerning Mr. Harrison's compensation were made by the compensation committee of our board of directors.

Compensation philosophy and objectives

Upon completion of this offering, our compensation committee will review and approve the compensation of our named executive officers and oversee and administer our executive compensation programs and initiatives. Our current executive compensation program strives to balance short-term versus long-term payments and awards and fixed versus contingent payments and awards in ways that we believe are most appropriate to motivate our executive officers. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our named executive officers for fiscal year 2009 is not necessarily indicative of how we will compensate our named executive officers after this offering. Our executive compensation program is designed to:

•
Attract and retain talented and experienced executives in our industry;

•
Reward executives whose knowledge, skills and performance are critical to our success;

•
Align the interests of our executive officers and investors by motivating executive officers to increase investor value and rewarding executive officers when investment value increases;

•
Ensure fairness among the executive management team by recognizing contributions each executive officer makes to our success;

•
Foster a shared commitment among executives by aligning their goals with our goals; and

•
Compensate our executives in a manner that incentivizes them to manage our business to meet our long-range objectives.

After this offering, the compensation committee will meet outside the presence of all of our executive officers, including our named executive officers, to consider appropriate compensation for our Chairman and Chief Executive Officer. For all other named executive officers, the compensation committee will meet outside the presence of all executive officers except our Chairman and Chief Executive Officer. Our Chairman and Chief Executive Officer annually reviews each other named executive officer's performance and recommends appropriate base salary, cash performance awards and grants of long-term equity incentive awards for all other executive officers. Going forward, based upon the recommendations from our Chairman and Chief Executive Officer and in consideration of the objectives described above and the principles described below, the compensation committee will approve the annual compensation packages of our executive officers other than our Chairman and Chief Executive Officer. The compensation committee annually analyzes our Chairman and Chief Executive Officer's performance and determines his or her base salary, cash performance awards and grants of long-term equity incentive awards based on its assessment of his or her performance.

Compensation amounts historically have been based on a variety of factors, including, in addition to the factors listed above, experience of the individual, the need for that particular position to be filled, and general understanding of the compensation levels of our other executive officers, each as of the time of the applicable compensation decision. This informal consideration was based on the general knowledge possessed by our Chairman and Chief Executive Officer regarding the compensation given to some of the executive officers of other companies in our industry through informal discussions with recruiting firms, research and personal knowledge of the competitive market. As a result, our Chairman and Chief Executive Officer and compensation committee historically have applied their subjective discretion to make compensation decisions and did not benchmark executive compensation against a particular set of comparable companies or use a formula to set the compensation for our executives in relation to survey data.

Elements of compensation

In fiscal year 2009, total compensation for our named executive officers consisted of the following components:

•
Base salary;

•
Annual incentive cash payments;

•
Retirement compensation; and

•
Perquisites and personal benefits.

We combine these elements to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of our executive officers and other senior personnel with those of our stockholders.

All of our named executive officers are employed at-will, without employment agreements, severance payment agreements or payment arrangements that would be triggered by a change of control, with the exception of certain severance benefits we have agreed to provide to Mr. Montgomery and an employment agreement for Mr. Harrison as described below in the "—Employment agreements and termination and change in control benefits" section.

Base salary.    Base salaries are intended to provide a fixed level of compensation sufficient to attract and retain an effective management team when considered in combination with other performance-based components of our executive compensation program. We believe that the base salary element is required in order to provide our executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Generally, the goal is to achieve a salary that is competitive with the salary for similar positions of similar size in the food industry. Our Chairman and Chief Executive Officer and/or compensation committee determine market level compensation for base salaries based on our executives' experience in the industry with reference to the base salaries of similarly situated executives in other companies operating in the food industry. This determination is informal and based primarily on the general knowledge of our Chairman and Chief Executive Officer of the compensation practices within our industry. We offer market-competitive base salaries for executives in similar positions with similar responsibilities at comparable companies to mitigate the volatility in compensation that our executives may experience based on fluctuations in our overall performance and objectives. Salaries are reviewed during the annual review process during which an increase, if any, is determined. In addition, base salaries may be adjusted on occasion to realign a particular salary with current market conditions or changes in responsibility or authority.

Annual incentive cash payments.    It is our philosophy that bonuses are to be used to provide an added incentive to meet or exceed annual plan objectives. Each executive's target bonus award, or bonus opportunity, is generally based on an informal assessment of competitive bonuses paid at other food companies which are similar in size to us and is expressed as a percentage of base salary paid during the fiscal year. For fiscal year 2009, target bonuses were set at 71.4% of base salary for the Chairman and Chief Executive Officer, 55% of base salary for the President and Chief Operating Officer, and 50% of base salary for the remaining named executive officers. The level of target bonus amounts for each named executive officer is based generally on our executives' experience in the industry with reference to target bonuses of similarly situated executives in other companies operating in the food industry. This determination is informal and based primarily on the general knowledge of our Chairman and Chief Executive Officer of the compensation practices within our industry.

The compensation committee approves the annual financial targets and weighting of such targets for the annual incentive plan. Financial goals are generally the same objectives set forth in our plan for the upcoming fiscal year. The compensation committee may, in its discretion, pay bonuses in excess of the amounts determined by the formula under the incentive plan.

For fiscal year 2009, the annual financial targets and weighting of such targets for bonus purposes for all participants in our annual incentive plan, including the named executive officers, was as follows:

Adjusted EBITDA, pre-incentives.    70% of the fiscal year 2009 bonus pool at target levels was based on Adjusted EBITDA performance. The minimum level to earn 25% of the bonus pool was Adjusted EBITDA, pre-incentives, of $151.7 million. To earn 100% of the Adjusted EBITDA bonus portion, Adjusted EBITDA, pre-incentives, of $164.9 million was required.

Net debt reduction.    20% of the fiscal year 2009 bonus pool was based on achieving $40.1 million of net debt reduction. If the $40.1 million target was not achieved, none of the 20% net debt portion of the bonus was paid.

Board discretion.    10% of the fiscal year 2009 bonus pool was based on board discretion.

Earnings threshold for bonus.    Irrespective of the bonus metrics above, no cash bonus was to be paid for fiscal year 2009 if, after accruing for such bonus, Adjusted EBITDA, pre-incentives was below $140.1 million.

Based on the foregoing criteria, the compensation committee determined that no bonuses were earned by the named executive officers for fiscal year 2009 because we did not achieve the fiscal year 2009 bonus thresholds for Adjusted EBITDA, pre-incentives or net debt reduction. However, Mr. Park received a guaranteed bonus payment of $157,500 on September 15, 2009 as part of his offer of employment.

2010 equity incentives

Upon the completion of this offering, we anticipate establishing a long-term equity incentive compensation plan for the benefit of our named executive officers and other select employees. We anticipate that this plan will authorize the grant of stock options and other forms of long-term incentives, such as grants of restricted stock, restricted stock units and stock appreciation rights. In the future, our compensation committee may consider awarding such additional or alternative forms of equity awards to our executive officers, although no decision to use such other forms of award has been made.

Retirement compensation

Our named executive officers participate in the same retirement plans and on the same terms as provided to our non-union employees. The active plan is a tax-qualified employee-funded 401(k) savings plan with employer matching contributions. Participation in this plan is voluntary. Therefore, the amount of compensation deferred and the amount of our matching contribution varies among employees, including our named executive officers. However, the same matching formulas are used to determine benefits for all non-union participants in this plan.

In addition, we also maintain an unfunded, non-qualified 401(k) plan. Our matching contributions for "highly compensated employees" as defined under Section 414(q) of the Internal Revenue Code of 1986, which we refer to as the Code, cannot be made to the tax-qualified 401(k) plan due to non-discrimination testing thresholds. Therefore, we allocate matching contributions for the benefit of all of our "highly compensated employees," including the named executive officers, to the non-qualified 401(k) plan. Highly compensated employees may also annually elect to defer compensation to the non-qualified 401(k) plan, to the extent that their salary deferrals are otherwise limited in the tax-qualified 401(k) plan due to the annually required non-discrimination testing thresholds. No "above market interest" as defined under section 1274(d) of the Code is allocated to balances in the non-qualified 401(k) plan. Interest accrued to each participant's account represents a company expense, and is equal to our average borrowing rate for each month.

We also maintain a pension plan providing defined retirement benefits for our salaried personnel hired prior to September 2001. In September 2006, this plan was amended to freeze all benefit accruals.

For retirement before age 65, the annual benefits in the pension plan are reduced by an amount for each year prior to age 65 at which such retirement occurs so that if retirement occurs at age 55, the benefits are 61% of those payable at age 65.

Perquisites and personal benefits

Our named executive officers are eligible to receive the same benefits that we provide to other full-time salaried employees, including health, disability and life insurance benefits, paid time-off, and participation in our 401(k) plans as described above. We also provide a very limited number of perquisites to our executive officers, including our named executive officers. The summary compensation table below contains an itemized disclosure of all perquisites to our named executive officers, regardless of amount. We believe these small perquisites are reasonable and consistent with those paid to other executives in our industry. Although we do not generally provide our executives with tax gross-ups, in fiscal year 2009, we provided tax gross-ups for the Federal Insurance Contributions Act (FICA) tax liability on our matching contributions that were allocated to the non-qualified 401(k) plan for all "highly compensated employees," including our named executive officers. We intend to continue this practice in future fiscal years.

Section 162(m) compliance

Section 162(m) of the Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code. Following this offering, our compensation committee will determine whether and/or how to structure our compensation arrangements so as to preserve the related federal income tax deductions. Section 162(m) did not apply to our fiscal year 2009, as we did not have publicly held common stock during this fiscal year.

Employment agreements and termination and change in control benefits

As of September 2, 2005 we entered into an Employment Agreement, which we refer to as the Harrison Agreement, with Mr. Harrison. The Harrison Agreement states that Mr. Harrison's annual base salary will be at least $600,000, which will be evaluated for increases periodically in accordance with our salary review policy, but which cannot be decreased. The Harrison Agreement further states that Mr. Harrison's targeted annual bonus under our management incentive plan will be no less than $350,000, and that he is eligible for a bonus of at least $400,000 upon the achievement of "Superior Bonus Criteria" as defined by the board of directors. In addition to our established benefit plans, Mr. Harrison will be provided with a term life insurance policy of up to $1,500,000, provided, however that the total cost of such insurance is no more than $12,000 per year.

The Harrison Agreement states that Mr. Harrison's employment period will commence on September 8, 2005 and continue for four years and that, thereafter, the employment period will automatically renew for additional one-year terms unless an advance notice of non-renewal is provided by either party to the other at least 90 days prior to the expiration of the employment period. The Harrison Agreement provides that, in general, for two years following the termination of his employment, Mr. Harrison will not compete in the frozen vegetables, frozen fruit, frozen skillet meal or the fruit or pie filling lines of business or any line of business (other than those we currently engage in) that accounts for 10% or more of our revenues or net operating cash flows any time during the employment period. In addition, the Harrison Agreement provides that for two years following termination, Mr. Harrison will not solicit any of our employees for employment other than with us.

The Harrison Agreement provides for termination and severance benefits equal to two years of Mr. Harrison's base salary and bonus (defined as the bonus paid to him for the preceding fiscal year) payable over a two year period, and health and life insurance benefits continuation, if, during his employment period with us, Mr. Harrison's employment is terminated by us without "cause" or through a voluntary termination by Mr. Harrison for "good reason" (generally defined as a material breach in the terms of the Harrison Agreement by us or a material change in Mr. Harrison's employment circumstances by us). These benefits are contingent upon Mr. Harrison complying with non-competition, confidentiality and non-solicitation provisions defined in his Agreement.

In the event that any of the termination benefits that would be paid to Mr. Harrison would constitute a "parachute payment" within the meaning of Section 280G of the Code, such payment or benefits payable to him will be reduced to the extent necessary so that no portion of such payments or benefits shall be subject to the excise tax imposed by Section 4999 of the Code, provided, however that such reduction shall only be made if Mr. Harrison's net after-tax benefit following such reduction would exceed the net after-tax benefit that Mr. Harrison would have received without the reduction.

We have agreed to provide Mr. Montgomery's with one year of severance if his employment is involuntarily terminated by Birds Eye prior to a change of control for reasons other than cause, death or disability.

Messrs. Harrison, Puma, Park and Montgomery and Ms. Nelson have management equity units as described in "Certain relationships and related party transactions—Investment in management equity units."

Upon a change in control of Holdings, all management equity units may be repurchased by Holdings at fair market value based on the length of time they have held their units, and other criteria as defined in the management unit subscription agreements for such units. The value is indeterminable at this time.

Summary compensation table

The following table includes information concerning compensation paid to or earned by our named executive officers listed in the table for the fiscal year ended June 27, 2009.

2009 summary compensation table

Name and principal position	Year	Salary ($)		Bonus ($)(2)		Change in pension value ($)(4)	All other compensation ($)(5)	Total ($)

Neil Harrison Chairman and Chief Executive Officer	2009	699,987		—		—	40,248	740,235
Linda Nelson Executive Vice President, Chief Financial Officer and Secretary	2009	292,511		—		1,096	36,522	330,129
Christopher Puma President and Chief Operating Officer	2009	446,292		—		—	35,583	481,875
Matthew Park Chief Marketing Officer	2009	113,331	(1)	242,500	(3)	—	12,646	368,477
Robert Montgomery Executive Vice President, Frozen Sales	2009	314,227		—		—	32,655	346,882

(1)   Mr. Park's employment began on March 1, 2009.

(2)   No bonuses were paid in fiscal year 2009 under our annual incentive plan, as further explained in the "—Compensation discussion and analysis—Elements of compensation—Annual incentive cash payments" above.

(3)   Mr. Park was provided a guaranteed bonus of $157,500 as part of his offer of employment, which was paid on September 15, 2009. Mr. Park was paid a signing bonus of $85,000 in lieu of executive relocation benefits.

(4)   All benefit accruals in our pension plan were frozen in September 2006. The compensation in this column reflects the change in actuarial present value of each named executive officer's accumulated benefits under the pension plan. Messrs. Harrison, Puma, Park and Montgomery have no benefit accruals in the pension plan.

(5)   The following table includes information concerning amounts reported in the "All other compensation" column of the summary compensation table above.

All other compensation table

	Mr. Harrison	Ms. Nelson	Mr. Puma		Mr. Park	Mr. Montgomery

Car allowance(1)	6,000	6,000	6,000		2,000	6,000
Life insurance premiums(2)	11,594	738	1,127		286	794
401(k) company matching contribution(3)	11,771	9,851	10,934		1,275	9,452
Interest accrued on non-qualified 401(k) matching contribution(4)	10,719	19,149	1,452		—	3,173
Gross up on FICA tax on non-qualified 401(k) matching contributions(5)	164	134	150		—	137
House hunting and temporary housing expense(6)	—	—	13,050		8,960	—
Tobacco-free rebate(7)	—	650	650		125	250
Miscellaneous	—	—	2,220	(8)	—	12,849	(9)

(1)   $500 per month car allowance.

(2)   Premiums paid by us on behalf of the executive for life insurance benefits under our health and welfare plan that benefits all salaried employees. For Mr. Harrison, this amount also includes premium of $9,830 paid by us for a separate $1.5 million life insurance policy, pursuant to his employment agreement, further described in "—Employment agreements and termination and change in control benefits" above.

(3)   401(k) matching contributions are made to the non-qualified 401(k) plan as further described in "—Compensation Discussion and Analysis—Retirement compensation" above. Mr. Park was hired on March 1, 2009 and is not considered a "highly compensated employee" for fiscal year 2009. Therefore, his 401(k) contributions and our match were made to our tax qualified plan for 2009 only.

(4)   Interest accrued by us to each participant's non-qualified 401(k) balance.

(5)   We match contributions for "highly compensated employees" made to the non-qualified 401(k) plan for all "highly compensated employees" including the named executives, as described in "—Compensation discussion and analysis—Retirement compensation" above, which are subject to FICA tax which is paid and grossed up each year for tax purposes.

(6)   These amounts represent house hunting and temporary housing expenses for Messrs. Puma and Park.

(7)   Tobacco free rebate paid from our company-wide health and wellness plan.

(8)   Personal travel reimbursed by us and reported as taxable income.

(9)   $1,849 of this expense is personal travel reimbursed by us and reported as taxable income, and then $11,000 of this expense is a fixed annual payment made to Mr. Montgomery for the state tax differential resulting from his relocation.

Grant of plan-based awards in fiscal year 2009

	Estimated future payouts under non-equity incentive plan awards
Name and principal position	Threshold ($)	Target ($)	Maximum ($)

Neil Harrison Chairman and Chief Executive Officer	125,000	500,000	1,000,000
Linda Nelson Executive Vice President, Chief Financial Officer and Secretary	37,613	150,450	300,900
Christopher Puma President and Chief Operating Officer	63,113	252,450	504,900
Matthew Park Chief Marketing Officer	42,500	170,000	340,000
Robert Montgomery Executive Vice President, Frozen Sales	40,061	160,242	320,484

Pension benefits for fiscal year 2009

The following table shows the estimated pension benefits payable to each named executive officer upon retirement, and as described in "—Compensation discussion and analysis—Retirement compensation" above.

Pension benefits

Name	Plan name	Number of years credited service	Present value of accumulated benefit	Payments during last fiscal year

Neil Harrison	—	—	—	—
Linda Nelson	Birds Eye Foods Pension Plan	4.917	$21,735	—
Christopher Puma	—	—	—	—
Matthew Park	—	—	—	—
Robert Montgomery	—	—	—	—

The number of years of credited service and the present value of accumulated benefit shown in the Pension Benefits table above reflect the freeze of our pension plan, as described in "—Compensation discussion and analysis—Retirement compensation" above. The assumptions used for the calculation of the present value of accumulated benefits are reflected in Note 10 to the "Notes to consolidated financial statements."

Non-qualified deferred compensation for fiscal year 2009

The following table sets forth information for our named executive officers regarding contributions and earnings under our Non-qualified 401(k) Plan:

Non-qualified deferred compensation

Name	Executive contribution in fiscal year 2009($)	Registrant contributions in fiscal year 2009($)	Aggregate earnings in fiscal year 2009(1)($)	Aggregate withdrawals/ distributions($)	Aggregate balance at June 27, 2009($)

Neil Harrison	14,083	11,771	10,719	—	198,119
Linda Nelson	39,346	9,851	19,148	—	344,653
Christopher Puma	13,435	10,934	1,452	—	37,256
Matthew Park(2)	—	—	—	—	—
Robert Montgomery	3,147	9,452	3,173	—	60,212

(1)   Our deferred compensation plan does not offer above market earnings (as defined by SEC rules). As a result, none of these earnings are included in the summary compensation table. However, the interest accrued to each participant's account is an expense of ours, and thus is included in the table above.

(2)   Mr. Park was hired on March 1, 2009 and is not considered a "highly compensated employee" for fiscal year 2009. Therefore, his 401(k) contributions and match were made to our tax qualified plan for 2009 only.

As described above in the "—Compensation discussion and analysis—Retirement compensation," we have a deferred compensation plan, or non-qualified 401(k) plan, for "highly compensated employees," as defined under Section 414(q) of the Code. On October 25, 2008, this plan was amended to comply with Section 409A of the Code. The purpose of the plan is to provide "highly compensated employees" with the opportunity to defer amounts of their compensation which might not otherwise be deferrable under our tax-qualified 401(k) plan, and to accept matching contributions on employee deferrals, in the absences of certain restrictions and limitations in the federal tax from us, to the extent that their salary deferrals are otherwise limited in the tax-qualified 401(k) plan due to the annually required non-discrimination testing thresholds. Contributions to this plan are immediately vested, and the plan is unfunded. No "above market interest," as prescribed under section 1274(d) of the Code is allocated to balances in the non-qualified 401(k) plan. Interest accrued to participants' accounts is equal to our average borrowing rate for each month. There are no in-service withdrawal provisions for this plan. Each year, participants in the plan may elect a payment date and the amount of time over which the balance in this plan will be paid, not to exceed 10 years. The timing of payouts are restricted to the first of the month following the later of termination of employment or attainment of an age as previously elected by the participant.

Potential payments upon termination or change in control

None of our named executive officers, other than Mr. Harrison, our Chairman and Chief Executive Officer, and Mr. Montgomery, our Executive Vice President—Frozen Sales, are entitled to any severance benefits upon or following a termination of their employment or in the event of a change in control.

Pursuant to Mr. Harrison's employment contract described above, Mr. Harrison will be paid termination and severance benefits equal to two years of his base salary and bonus (defined as the bonus paid to him for the preceding fiscal year), and health and life insurance benefits continuation, if, during his employment period , his employment is terminated by us without "cause" (as defined) or if there is a voluntary termination by Mr. Harrison for "good reason" (as defined). Such benefits are paid over the course of the two year severance period. If termination had occurred on June 27, 2009, Mr. Harrison would have received $1,399,974 in salary, $19,660 in life insurance premium benefits and $29,064 in health insurance benefits for a total severance amount of $1,448,697 in compensation over the two year severance period. Additionally, upon an exit or sale of Holdings, all outstanding management equity units of Mr. Harrison could be called and repurchased by Holdings at fair market value, regardless of length of ownership. Any proceeds from the sale of these units would be required to be repaid within 10 days if any of the non-compete or non-solicit provisions of the Harrison Agreement are violated.

In the event that any of the termination benefits that would be paid to Mr. Harrison would constitute a "parachute payment" within the meaning of Section 280G of the Code, such payment or benefits payable to him will be reduced to the extent necessary so that no portion of such payments or benefits shall be subject to the excise tax imposed by Section 4999 of the Code, provided, however that such reduction shall only be made if Mr. Harrison's net after-tax benefit following such reduction would exceed the net after-tax benefit that Mr. Harrison would have received without the reduction. If terminated on June 27, 2009, Mr. Harrison would not have received any tax gross up payments.

We have agreed to provide Mr. Montgomery with one year of severance if his employment is involuntarily terminated by Birds Eye prior to a change of control for reasons other than cause, death or disability. If termination had occurred on June 27, 2009, Mr. Montgomery would have received $314,200 in severance.

Messrs. Harrison, Puma, Park and Montgomery and Ms. Nelson have management equity units as described in "Certain relationships and related party transactions—Investment in management equity units."

Upon a change in control of Holdings, all management equity units may be repurchased by Holdings at fair market value based on the length of time they have held their units, and other criteria as defined in the management unit subscription agreements for such units. The value is indeterminable at this time.

Principal and selling stockholders

The following table sets forth information as of                           , 2009 regarding the beneficial ownership of our common stock by Holdings, our sole stockholder giving effect to a         -for-one stock split to take place immediately prior to completion of this offering, and as adjusted to reflect the                           shares of our common stock offered hereby.

On September 30, 2009, without giving effect to the stock split to take place immediately prior to the completion of this offering, Birds Eye Foods, Inc. had 1,000 shares of common stock issued and outstanding, all of which were owned by Holdings, whose equity is held by the parties listed under "—Beneficial ownership of Holdings' equity." Percentage of beneficial ownership after the completion of this offering is based on                           shares of common stock to be then outstanding after giving effect to the stock split. We believe that Holdings possesses sole voting and investment power over all shares of common stock shown as beneficially owned by it. Holdings is not a broker-dealer or an affiliate of a broker-dealer.

	Shares beneficially owned prior to this offering(1)			Shares beneficially owned after this offering(2)
Number of shares offered
Name	Number	Percent		Number	Percent

Birds Eye Holdings LLC(3)

(1)   Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of closing of the offering are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)   Assumes no exercise of the underwriters' option to purchase additional shares. In the event the underwriters' option to purchase additional shares is fully exercised, Holdings will own                           shares of common stock, representing             % of our common stock.

(3)   The address for Holdings is c/o Birds Eye Foods, Inc., 90 Linden Oaks, PO Box 20670, Rochester, New York 14602-0670.

Beneficial ownership of Holdings' equity

Birds Eye Foods, Inc. is a wholly-owned subsidiary of Holdings, whose members include affiliates of Vestar, Pro-Fac, and certain members of management. On September 30, 2009, Holdings had issued and outstanding 443,877.5509 class A common units, 321,428.5714 class B common units, 17,799.0869 class C common units, 19,144.7487 class D common units, and 4,473.7609 class E common units.

The class A common units entitle the owner thereof to two votes for each class A common unit held. All other Holdings common units entitle the holder(s) thereof to one vote for each common unit held. For a description of the Limited Liability Company Agreement, see the discussion below under the heading "Certain relationships and related party transactions."

The following table sets forth information regarding the beneficial ownership, as of September 30, 2009, of (1) each person or entity (including any group) who is known by us to own beneficially more than 5% of Holdings' common equity, (2) each of our directors and named executive officers and (3) all of our directors and named executive officers as a group, as to each class of equity securities of Holdings. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Birds Eye Foods, Inc., 90 Linden Oaks, PO Box 20670, Rochester, New York 14602-0670.

	Common units beneficially owned, by class(1)					% of class beneficially owned
	A	B	C	D	E	A	B	C	D	E

PRINCIPAL SECURITY-HOLDERS:
Vestar Associates IV, L.P.(2)	443,877.5509	—	—	—	—	100.0	—	—	—	—
Pro-Fac Cooperative, Inc.(3)	—	321,428.5714	—	—	—	—	100.0	—	—	—
DIRECTORS AND EXECUTIVE OFFICERS
Neil Harrison	—	—	3,500.0000	7,250.0000	1,183.6735	—	—	19.7	37.9	26.5
Linda Nelson	—	—	424.9298	419.2488	—	—	—	2.4	2.2	—
Christopher Puma	—	—	725.0000	1,319.0000	—	—	—	4.1	6.9	—
Matthew Park	—	—	1,965.0000	—	—	—	—	11.0	—	—
Robert Montgomery	—	—	491.7999	1,218.1392	—	—	—	2.8	6.4	—
Peter Call	—	—	—	—	—	—	—	—	—	—
Stephen Donovan, Jr.	—	—	—	—	759.1108	—	—	—	—	17.0
Kevin Mundt(4)	—	—	—	—	507.2886	—	—	—	—	11.3
Daniel O'Connell(5)	—	—	—	—	—	—	—	—	—	—
Gregg Ostrander	—	—	—	—	632.2886	—	—	—	—	14.1
Allan Overhiser	—	—	—	—	—	—	—	—	—	—
Brian Ratzan(6)	—	—	—	—	—	—	—	—	—	—
Patrick Rose	—	—	—	—	759.1108	—	—	—	—	17.0
David Vermylen	—	—	—	—	632.2886	—	—	—	—	14.1
All directors and officers as a group (14 persons)	—	—	7,106.7297	10,206.3880	4,473.7609	—	—	39.9	53.3	100.0

*      Represents beneficial ownership of less than one percent (1%) of the class of units.

(1)   Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of units beneficially owned by a person and the percentage ownership of that person, units subject to options held by that person that are currently exercisable or exercisable within 60 days of closing of the offering are deemed outstanding. Such units, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)   Amount of beneficial ownership includes class A common units owned by Vestar/Agrilink Holdings LLC, Vestar/Agrilink Associates Holdings LLC, Vestar/Agrilink Associates II Holdings LLC and Randolph Street Partners V. Vestar Associates IV, L.P. is the sole general partner of Vestar Capital Partners IV, L.P., which is the sole member and manager of Vestar/Agrilink Holdings LLC. Vestar Associates IV, L.P. is also the sole manager of Vestar/Agrilink Associates Holdings LLC and Vestar/Agrilink Associates II Holdings LLC. Randolph Street Partners V has delivered its voting proxy to Vestar Associates IV, L.P. with respect to the class A common units owned by it. The general partner of Vestar Associates IV, L.P. is Vestar Associates Corporation IV, which we refer to as VAC-IV. As such, VAC-IV has sole voting and dispositive power over the units owned by Vestar/Agrilink Holdings LLC, Vestar/Agrilink Associates Holdings LLC and Vestar/Agrilink Associates II Holdings, and has sole voting power and shared dispositive power over the units owned by Randolph Street Partners V. Mr. O'Connell is the sole director of VAC-IV and as a result he may be deemed to have beneficial ownership of the securities owned by Vestar Associates IV, L.P. Mr. O'Connell disclaims beneficial ownership of the securities beneficially owned by Vestar Associates IV, L.P., except to the extent of his pecuniary interest therein. The address for Vestar Associates IV, L.P. is c/o Vestar Capital Partners, 245 Park Avenue, 41st Floor, New York, New York 10167.

(3)   The address for Pro-Fac Cooperative, Inc. is 590 Willow Brook Office Park, Fairport, New York 14450.

(4)   Mr. Mundt is a Managing Director of VAC-IV. Individually, no stockholder, director or officer of VAC-IV has or shares voting or dispositive power within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 over the securities beneficially owned by Vestar Associates IV, L.P. Other than with respect to the Class E Units shown above as directly owned by him, Mr. Mundt disclaims beneficial ownership of the securities beneficially owned by Vestar Associates IV, L.P., except to the extent of his pecuniary interest therein.

(5)   Mr. O'Connell is a Managing Director of VAC-IV. Individually, no stockholder, director or officer of VAC-IV has or shares voting or dispositive power within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 over the securities beneficially owned by Vestar Associates IV, L.P. Mr. O'Connell disclaims beneficial ownership of the securities beneficially owned by Vestar Associates IV, L.P., except to the extent of his pecuniary interest therein.

(6)   Mr. Ratzan is a Managing Director of VAC-IV. Individually, no stockholder, director or officer of VAC-IV has or shares voting or dispositive power within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 over the securities beneficially owned by Vestar Associates IV, L.P. Mr. Ratzan disclaims beneficial ownership of the securities beneficially owned by Vestar Associates IV, L.P., except to the extent of his pecuniary interest therein.

Certain relationships and related party transactions

Securityholders agreement

In August 2002, Holdings entered into a securityholders agreement with funds affiliated with Vestar, Pro-Fac and persons who become securityholders of Holdings from time to time. Among other things, the securityholders agreement includes a voting agreement pursuant to which the holders of common units agree to vote their common units and to take any other action necessary to elect a specified number of directors at Holdings and its subsidiaries designated by Vestar, a specified number of directors designated by Pro-Fac, one director who shall be the Chief Executive Officer and a specified number of directors designated by Vestar who shall be independent. The securityholders agreement further prescribes a minimum and maximum number of directors of Birds Eye. The securityholders agreement further provides that the holders of common units shall vote their common units as directed by Vestar with respect to the approval of any amendment(s) to the limited liability company agreement or a change in control transaction.

The securityholders agreement also provides:

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Pro-Fac and the management investors with "tag-along" rights in connection with certain transfers of Holdings units by Vestar;

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Vestar with "drag-along" rights, to require Pro-Fac and management investors to consent to a proposed sale of Holdings; and

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Pro-Fac and Vestar with demand registration rights, in securities of subsidiaries of Holdings, including Birds Eye Foods, Inc., which are acquired by them through a distribution by Holdings of such securities in exchange for their respective units in Holdings, and provides Vestar, Pro-Fac and other unitholders, including management investors, with incidental registration rights.

The securityholders agreement also provides Pro-Fac and the management investors certain pre-emptive rights with respect to new securities of Holdings or any of its subsidiaries proposed to be issued to Vestar or any affiliate of Vestar.

Upon the completion of this offering, the provisions of the securityholders agreement related to pre-emptive rights will terminate in its entirety pursuant to the terms of the securityholders agreement.

Limited liability company agreement

In August 2002, Holdings entered into a limited liability company agreement with Vestar, Pro-Fac and persons who become securityholders of Holdings from time to time. The limited liability company agreement contains terms and conditions relating to the management of Holdings and its subsidiaries, the distribution of profits and losses and the rights and limitations of members of Holdings.

Holdings has five classes of securities outstanding: 1) class A units, 2) class B units, 3) class C units, 4) class D units and 5) class E units. Holdings currently has no preferred units outstanding. See "—Investment in management equity units." Under the limited liability company agreement, any preferred units are non-voting. The class A units receive two votes for each unit, and the class B units, class C units, class D units and class E units all receive one vote per unit. This results in Vestar, as the owner of all the class A units, having the ability to exercise effective control over Holdings.

The holders of the class C units, class D units and class E units are all directors or members of our management. See "Certain relationships and related party transactions—Investment in management equity units" for more information. Holdings may make distributions to its members in the sole discretion of its management committee. Distributions will be made in the following priority:

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first, to the holders of the preferred units for any of their preferred return that has not yet compounded. The preferred rate of return is 15%;

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second, to the holders of any preferred units for any unpaid preferred return that has compounded;

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third, to the holders of any preferred units for a return of their capital contribution;

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fourth, to holders of the class A units, class B units, class C units and class E units for a return of their capital contribution; and

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fifth, a percentage of between 87.4% and 95% will be distributed pro rata to the holders of the class A units, class B units and class E units. The remaining 5% to 12.6% will be distributed to the holders of the class C units and class D units. The percentage attributable to the class C units and class D units varies based on the total return of capital all unitholders have received.

Management agreement

Birds Eye Group, Inc., Birds Eye Holdings, Inc. and Vestar entered into a management agreement in August 2002, pursuant to which Vestar provides advisory and consulting services to us. In consideration for such services, we pay Vestar an annual management fee equal to the greater of $1.0 million or 0.7% of EBITDA (as defined in the Opco Credit Facility). Under the management agreement, Vestar is entitled to be paid customary and reasonable fees by us for any investment banking services provided by it in connection with a sale of the company (as defined in the securityholders agreement). We have also agreed to indemnify Vestar and its affiliates, employees, agents and stockholders from any liabilities or losses to the extent they arise out of or relate to the services contemplated by the management agreement. Under its terms, the management agreement will terminate at such time as Vestar and its affiliates hold directly or indirectly less than 20% of the voting power of Birds Eye Group, Inc. However, Vestar has elected to terminate this agreement upon the completion of this offering.

Amended and restated marketing and facilitation agreement

The Amended and Restated Marketing and Facilitation Agreement replaced a prior marketing and facilitation agreement between the parties. Under the Amended and Restated Marketing and Facilitation Agreement, we pay Pro-Fac the commercial market value, which we refer to as CMV, of the crops supplied in installments corresponding to the dates of payment by Pro-Fac to its members for crops delivered. CMV is defined as the weighted average price paid by other commercial processors for similar crops sold under preseason contracts and in the open market in the same or competing market areas. We make payments to Pro-Fac for an estimated CMV for a particular crop year, subject to adjustments to reflect the actual CMV following the end of such year. Commodity committees of Pro-Fac meet with our management to establish CMV guidelines, review calculations, and report to a joint CMV committee of Pro-Fac and us. The CMV of crops supplied by Pro-Fac was $23.2 million and $18.3 million for the fiscal years ended June 27, 2009 and June 28, 2008, respectively.

Under the Amended and Restated Marketing and Facilitation Agreement, we determine the amount of crops that we will acquire from Pro-Fac for each crop year. If the amount to be purchased by us during a particular crop year does not meet (1) a defined crop amount and (2) a defined target percentage of our needs for each particular crop, then certain shortfall payments will be made by us to Pro-Fac. The defined crop amounts and targeted percentages were set based upon our needs in the 2002 crop year (fiscal year 2003). The shortfall payment provisions of the agreement include a maximum shortfall payment, determined for each crop, that can be paid over the term of the Amended and Restated Marketing and Facilitation Agreement. The aggregate shortfall payment amounts for all crops currently purchased by us under the agreement cannot exceed $4.5 million over the remaining term of the agreement.

Unless terminated earlier, the Amended and Restated Marketing and Facilitation Agreement will continue in effect until August 19, 2012. We may terminate the Amended and Restated Marketing and Facilitation Agreement prior to August 19, 2012 upon the occurrence of certain events, including in connection with a change in control transaction affecting Birds Eye Group, Inc. or Birds Eye Holdings Inc. We may terminate the Amended and Restated Marketing Agreement as a result of a change in control without the payment of any termination fee. Also, we may sell portions of our business and the volumes of crop purchases previously made by us with respect to the sold business are disregarded for purposes of determining shortfall payments. In fiscal year 2007, the Amended and Restated Marketing and Facilitation Agreement as it related to the non-branded frozen vegetables business was assumed by Allens Inc. in connection with the sale of the non-branded frozen vegetables business.

Peter R. Call and Allan W. Overhiser served on both Pro-Fac's and Birds Eye's boards of directors during fiscal year 2009. Each of Mr. Call and Mr. Overhiser are also member- growers of Pro-Fac. Mr. Overhiser receives payment indirectly from Birds Eye through Pro-Fac in consideration for crops delivered by him to Pro-Fac, which are subsequently sold to Birds Eye.

During fiscal year 2009, the following director of Birds Eye, indirectly through entities owned or controlled by him, received payments from Birds Eye, through Pro-Fac for crops.

Name	Relationship to Birds Eye/Pro-Fac	Gross purchases fiscal year 2009 $

Allan W. Overhiser	Director of Birds Eye and Pro-Fac	176,371

Investment in management equity units

Each executive officer was provided with the opportunity to purchase, at a price equal to fair market value, a specified amount of class C and class D units when he or she joined us, based upon his or her position, or upon his or her promotion. The numbers of units offered for purchase to our executive officers were determined at the recommendation of our Chairman and Chief Executive Officer, and approval by the compensation committee.

All rights of call and repurchase belong to Holdings, and none to the executive. Upon an exit or sale of Holdings, all outstanding management equity units may be called and repurchased by Holdings. Prior to an exit or sale of Holdings, Holdings may, in its sole discretion, repurchase the executive's units at prices specified in the relevant management unit subscription agreement. The specified prices are fair market value of the units or the unit holder's cost, and are based on the length of ownership and the reason the executive's employment ends (death, disability, retirement, for "good reason", voluntary resignation, or termination for cause as defined).

If the executive engages in competitive activity (as defined in the management unit subscription agreements) within 2 years following the termination of his or her employment, any proceeds from the sale of the executive's units to Holdings would be required to be repaid within 10 days.

In fiscal year 2009, Mr. Park purchased 1,965 class C units having a value of $711,330. The purchase was not a form of equity compensation. There are currently no proposed purchases of additional equity units by executive officers.

In exchange for the Holdings class C units purchased by Mr. Park, Mr. Park issued to Holdings a long-term promissory note in the amount of $611,330 and a short-term promissory note in the amount of $100,000, each bearing an interest rate equal to the lesser of 0.85% and the highest amount permitted by applicable law. Since the issuance of these promissory notes, Mr. Park has fully repaid the short term promissory note, which has subsequently been cancelled, as well as interest of $274. The largest aggregate principal amount outstanding on these notes since issuance was $711,330.

Loans to executive officers

Certain of our directors and executives, including some of our named executive officers, issued recourse promissory notes to Holdings, to assist with their purchase of management equity units in Holdings as described in the "—Investments in management equity units" above. These recourse promissory notes are payable upon the earlier of the seventh anniversary of the date of the note, or upon repurchase of the underlying management equity units from the proceeds from the repurchase of the units, whichever occurs first, and bear an interest rate equal to the federal short-term rate in effect under section 1274(d) of the Code.

The current outstanding balances of these recourse promissory notes of our named executive officers and directors are as follows:

Named executives	Note balance, as of September 26, 2009 $

Christopher Puma	939,139
Matthew Park	613,167
Robert Montgomery	319,873
Directors

David Vermylen	29,189
Gregg Ostrander	29,189
Patrick Rose	29,189

Directors and officers liability insurance

As authorized by Delaware law and in accordance with the policy of that state, we have obtained insurance from Axis Surplus Insurance Company insuring us against any obligation we incur as a result of our indemnification of our officers and directors, and insuring such officers and directors for liability against which they may not be indemnified by us. This insurance has a term expiring on August 19, 2010 at an annual cost of approximately $50,000. As of this date, no sums have been paid to any of our officers or directors under this indemnification insurance contract.

Indemnification of officers and directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Procedures for related party transactions

We have a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions that we plan to amend in connection with this offering. Under our amended code of business conduct and ethics to be adopted prior to the completion of this offering, our employees, officers and directors will be discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they will be required to report any potential conflict of interest, including related party transactions, to their managers or our general counsel who then will review and summarize the proposed transaction for our audit committee. Pursuant to its charter, our audit committee will be required to review any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. Following the completion of this offering, a copy of our code of business conduct and ethics and audit committee charter will be found at our corporate website www.birdseyefoods.com upon the completion of this offering. Our website is not a part of this prospectus.

Description of capital stock

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering. They may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Authorized capitalization

Our authorized capital stock consists of                     shares of common stock, par value $0.01 per share, and                      shares of preferred stock, par value $0.01 per share. On September 30, 2009, there were 1,000 shares of our common stock outstanding, held of record by the selling stockholder. Based upon (1) 1,000 shares of our common stock outstanding as of September 30, 2009 (2) a         -for-one stock split to take place immediately prior to the completion of this offering and (3) the issuance of                     shares of common stock in this offering, there will be                     shares of our common stock outstanding upon completion of this offering, or                     shares if the underwriters exercise their option to purchase additional shares in full, and                      shares of preferred stock will be outstanding.

Common stock

Voting rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In addition, we also may not pay dividends on our capital stock if we are in default or have elected to defer payments of interest under the Birds Eye Credit Facility or the Opco Credit Facility. See "Dividend policy."

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

We intend to apply to have our common stock approved for listing on                                        under the symbol "         ."

Transfer agent and registrar

The transfer agent and registrar for our common stock will be                           .

Preferred stock

Our board of directors will be authorized to provide for the issuance of                           shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Corporate opportunity

Vestar has no obligation to offer us an opportunity to participate in business opportunities presented to Vestar or its affiliates even if the opportunity is one that we might reasonably have pursued, and that neither Vestar nor its affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of Birds Eye, such business opportunity (1) is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of Birds Eye and (2) is not separately offered to Vestar or any of its affiliates or representatives (other than Birds Eye) by a party other than such director or officer. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Antitakeover effects of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws

In general, Section 203 of the DGCL, or Section 203, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

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prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 defines "business combination" to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may opt out of Section 203 either by an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. We elected to "opt out" of Section 203 by an express provision in our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation and bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated preferred stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for advance notification of stockholder meetings, nominations and proposals

Our amended and restated bylaws provide that special meetings of the stockholders may be called only upon the request of not less than a majority of the combined voting power of the voting stock, upon the request of a majority of the board, or upon the request of the chief executive officer. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company.

Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company's amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such action is recommended by all directors then in office.

Description of certain indebtedness

Opco credit facility

On March 22, 2007, Birds Eye Holdings Inc. and certain of our subsidiaries, executed the Opco Credit Facility with a syndicate of banks and other lenders arranged and managed by JPMorgan Chase Bank, N.A., as administrative agent, which we refer to as the Refinancing. The Opco Credit Facility is comprised of (1) a $125.0 million Revolving Credit Facility and (2) a $450.0 million Term Loan Facility.

The Revolving Credit Facility matures in March 2012 and allows up to $40.0 million to be available in the form of letters of credit. As of September 26, 2009, June 27, 2009 and June 28, 2008, (1) cash borrowings outstanding under the Revolving Credit Facility were $36.2 million, $0 and $0, respectively, (2) there were $16.1 million, $16.4 million and $18.0 million in letters of credit outstanding as of September 26, 2009, June 27, 2009 and June 28, 2008, respectively, and therefore (3) availability under the Revolving Credit Facility was $72.7 million, $108.6 million and $107.0 million as of September 26, 2009, June 27, 2009 and June 28, 2008, respectively. The Revolving Credit Facility bears interest at our option, at a base rate or the LIBOR plus, in each case, an applicable percentage. The appropriate applicable percentage corresponds to the consolidated net leverage ratio, as defined by the Opco Credit Facility, and is adjusted quarterly based on the calculation of consolidated net leverage ratio. As of September 26, 2009, June 27, 2009 and June 28, 2008, the Revolving Credit Facility bears interest (1) in the case of base rate loans at the base rate, as defined in the Birds Eye Credit Facility, plus 0.75%, and (2) in the case of LIBOR loans at LIBOR plus 1.75% for loans under the Revolving Credit Facility. The unused commitment fee is 0.38% as of September 26, 2009, June 27, 2009 and June 28, 2008 on the daily average unused commitment under the Revolving Credit Facility and also varies based on our consolidated net leverage ratio.

The Term Loan Facility bears interest at our option, at a base rate or LIBOR plus, in each case, an applicable percentage. The Term Loan Facility bears interest in the case of base rate loans at the base rate, as defined in the Opco Credit Facility, plus a fixed 1.25% and in the case of LIBOR loans at LIBOR plus 1.75% (to increase to 2.00% in the event that Birds Eye Group, Inc. consolidated net leverage ratio is greater than 5.00 to 1.00). As of September 26, 2009, June 27, 2009 and June 28, 2008, the interest rate under the Term Loan Facility was 2.19%, 2.97% and 4.45%, respectively.

The Term Loan Facility requires payments in quarterly installments in the amount of $1.1 million starting June 30, 2007 and matures on March 22, 2013 upon which the balance is due. In fiscal years 2009 and 2008, we made mandatory payments of $4.5 million and $3.4 million respectively. In the first three months of fiscal year 2010, we made mandatory payments of $1.1 million. The Term Loan Facility is also subject to mandatory prepayments under various scenarios as defined in the Opco Credit Facility. Provisions of the Opco Credit Facility require that annual payments, within 105 days after the end of each fiscal year, commencing in fiscal year 2008, in the amount of "excess cash flow," as defined in the Opco Credit Facility, be utilized to prepay the Term Loan Facility at an applicable percentage that corresponds to our consolidated net leverage ratio. The excess cash flow payment is based in part on our operating income during the year less capital expenditures and cash interest. No "excess cash flow" payments were due for the years ended June 27, 2009 or June 28, 2008.

The Opco Credit Facility contains customary covenants and restrictions on our activities, including, but not limited to: (1) limitations on the incurrence of indebtedness; (2) limitations on sale-leaseback transactions, liens, investments, loans, advances, guarantees, acquisitions, asset sales, and certain hedging agreements; (3) limitations on our ability to make certain restricted payments; and (4) limitations on transactions with affiliates and other distributions. The Revolving Credit Facility also requires us to maintain a maximum average total debt to EBITDA (as defined) ratio when amounts are outstanding on the last day of any fiscal quarter. As of September 26, 2009, June 27, 2009 and June 28, 2008, we were in compliance with all covenants, restrictions, and requirements under the terms of the Opco Credit Facility.

Our obligations under the Opco Credit Facility are collateralized by a first priority lien on: (1) substantially all existing or after-acquired assets, tangible or intangible; (2) the capital stock of Birds Eye Holdings, Inc. and its domestic subsidiaries; and (3) 65% of the capital stock in certain foreign subsidiaries. The obligations under the Opco Credit Facility are guaranteed by us and certain of our subsidiaries.

Events of default under the Opco Credit Facility include, but are not limited to, (1) our failure to pay principal, interest, fees or other amounts under the Opco Credit Facility when due taking into account any applicable grace period, (2) any representation or warranty proving to have been materially incorrect when made, (3) with respect to certain covenants, covenant defaults subject to a grace period, (4) bankruptcy events, (5) a cross-default to certain other debt, (6) unsatisfied final judgments over a threshold, (7) a change of control, (8) certain defaults under Employee Retirement Income Security Act of 1974, which we refer to as ERISA, and (9) the invalidity or impairment of any loan document or any security interest.

After this offering, under the Opco Credit Facility, if a party other than Vestar beneficially owns (1) capital stock with voting power greater than that of Vestar or (2) 35% or more of the total voting power of our capital stock, the lenders under the Opco Credit Facility may require us to repay all outstanding amounts under the agreement. In addition, the Opco Credit Facility includes customary provisions regarding breakage costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability and payments free and clear of withholding.

Birds Eye credit facility

On July 11, 2007 we executed the Birds Eye Credit Facility with UBS Loan Finance, LLC, as the lender and UBS AG, Stamford Branch, as administrative agent. On July 15, 2009, the Birds Eye Credit Facility was amended by Amendment No. 1. The Birds Eye Credit Facility consists of a $310.0 million term loan and was issued at a 1% discount. We paid $8.7 million in financing fees which have been capitalized and are being amortized over the life of the underlying debt.

The maturity date of the term loan facility is July 11, 2012 at which time the principal amount is due. The term loan facility bears interest at our option, at a base rate or LIBOR plus, in each case, an applicable percentage. The term loan facility bears interest in the case of base rate loans at the base rate, as defined in the Birds Eye Credit Facility, plus: 3.5% through December 27, 2008, 4.0% from December 28, 2008 through December 26, 2009 and 4.5% thereafter. In the case of LIBOR loans, at LIBOR plus: 4.5% through December 27, 2008, 5.0% from December 28, 2008 through December 26, 2009 and 5.5% thereafter. The interest rate under this term loan facility was 6.00% as of September 26, 2009, 6.08% at June 27, 2009 and 7.97% at June 28, 2008.

Under the Birds Eye Credit Facility, we may elect to pay interest (1) in cash (2) in kind or (3) half in cash and half in kind. Interest paid in kind is calculated at a rate 0.75% higher than the rates outlined above and is added to the unpaid principal amount of the term loan.

The net proceeds from the Birds Eye Credit Facility were used by us to pay a $298.2 million dividend to Holdings.

The Birds Eye Credit Facility contains customary covenants and restrictions on our activities, including, but not limited to: (1) limitations on the incurrence of indebtedness; (2) limitations on sale-leaseback transactions, liens, investments, loans, advances, guarantees, acquisitions, and asset sales; and (3) limitations on transactions with affiliates and other distributions. As of September 26, 2009 June 27, 2009 and June 28, 2008, we were in compliance with all covenants, restrictions, and requirements under the terms of the Birds Eye Credit Facility.

Events of default under the Birds Eye Credit Facility include, but are not limited to, (1) our failure to pay principal, interest, fees or other amounts when due, taking into account any applicable grace period, (2) any representation or warranty proving to have been materially incorrect when made, (3) with respect to certain covenants, covenant defaults subject to a grace period, (4) bankruptcy events, (5) a cross-default to certain other debt, (6) unsatisfied final judgments over a threshold, (7) a change of control, (8) certain defaults under ERISA, and (9) the invalidity or impairment of any loan document or any security interest.

Under the Birds Eye Credit Facility, the lenders have the right to require us to apply the net proceeds we receive from any public offering to repay the outstanding principal indebtedness under the facility plus any accrued but unpaid interest. The lenders under the Birds Eye Credit Facility may require us to apply the net proceeds we receive from any future equity offerings to repay any indebtedness outstanding at that time.

After this offering, under the Birds Eye Credit Facility, if a party other than Vestar beneficially owns (1) capital stock with voting power greater than that of Vestar or (2) 35% or more of the total voting power of our capital stock, the lenders under Birds Eye Credit Facility may require us to repay all outstanding amounts under the agreement and a prepayment premium. In addition, the Birds Eye Credit Facility includes customary provisions regarding breakage costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability and payments free and clear of withholding.

Our obligations under the Birds Eye Credit Facility are not collateralized.

Other debt

In the second quarter of fiscal year 2009, we entered into a low interest rate loan with the power utility provider for our Darien, Wisconsin facility as incentive to install new, more energy efficient equipment. The total amount of the loan is $1.3 million and bears an interest rate of 1.0%. The loan requires payments in equal monthly installments and matures in December 2013.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of equity securities.

Sale of restricted shares

Upon completion of this offering, we will have                     shares of common stock outstanding. Of these shares of common stock, the                     shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, or Rule 144, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                     shares of common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in "Underwriting," taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect on the date of this prospectus, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Securities Exchange Act of 1934, which we refer to as the Exchange Act, and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•
1% of the number of shares of our common stock then outstanding, which will equal approximately                      shares immediately after this offering, based on the number of shares of our common stock outstanding as of                                        ; or

•
the average weekly trading volume of our common stock on                                        during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, or Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our                           , including shares subject to options issued thereunder. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Registration rights

Pursuant to the stockholders agreement, certain of our stockholders have the right to require us to register shares of our common stock held by them. See "Certain relationships and related party transactions—Stockholders agreement".

Lock-up agreements

We, our directors and executive officers and the selling stockholder will enter into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those persons may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any securities convertible into or exchangeable for shares of our common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of J.P. Morgan Securities Inc., until the expiration of the lock-up agreements. This consent may be given at any time without public notice. J.P. Morgan Securities Inc. has advised us that there is no specific criteria for the waiver of lock-up restrictions.

Material U.S. federal income and estate tax considerations
to non-U.S. holders

The following is a summary of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•
a nonresident alien individual;

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a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

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a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income and estate taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

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U.S. expatriates;

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controlled foreign corporations;

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passive foreign investment companies;

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corporations that accumulate earnings to avoid U.S. federal income tax; and

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investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income and estate tax law or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled "Dividend policy" above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading "Gain on disposition of common stock".

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of common stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

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the gain is effectively connected with a trade or business you conduct in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment you have);

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if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a "tax home" (as defined in the Code) in the United States, and certain other conditions are met; or

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we are or have been during a specified testing period a "U.S. real property holding corporation" for U.S. federal income tax purposes.

If you are an individual described in the first or third bullet point immediately above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are an individual described in the second bullet point immediately above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the U.S. If you are foreign corporation and fall under the first or third bullet point immediately above, you will be subject to tax on your net gain in the same manner as if you were a U.S. person as defined under the Code and, in addition, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe that we have not been and are not, and we do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal estate tax

If you are an individual, common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends, regardless of whether withholding was required. The IRS or other applicable governmental authority may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

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If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person, and the payor does not have actual knowledge or reason to know you are a U.S. person, or you otherwise establish an exemption.

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If the proceeds are paid by or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, which we refer to as a "U.S.-related person", information reporting and backup withholding tax generally will not apply.

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If the proceeds are paid by or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Underwriting

We and the selling stockholder are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., Barclays Capital Inc. and UBS Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholder have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Barclays Capital Inc.
UBS Securities LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are committed to purchase all the common stock offered by us and the selling stockholder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common stock offered in this offering.

The underwriters have an option to buy up to                           additional shares of common stock from the selling stockholder to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholder per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering to us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $                           .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. for a period of             days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans. Notwithstanding the foregoing, if (A) during the last 17 days of the             -day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (B) prior to the expiration of the             -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the             -day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and the selling stockholder have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of             days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (A) during the last 17 days of the             -day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (B) prior to the expiration of the             -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the             -day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing/quotation on                           under the ticker symbol "             ".

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                           , in the over-the-counter market or otherwise.

At our request, the underwriters have reserved up to    % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The sales will be made by                            through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

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the information set forth in this prospectus and otherwise available to the representatives;

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our prospects and the history and prospects for the industry in which we compete;

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an assessment of our management;

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our prospects for future earnings;

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the general condition of the securities markets at the time of this offering;

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the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we, nor the selling stockholder nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order, all such persons together we refer to as relevant persons. The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State, which we refer to this date as the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•
in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. An affiliate of J.P. Morgan Securities Inc. is the administrative agent under the Opco Credit Facility and a lender under the Opco Credit Facility and the Birds Eye Credit Facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

For a discussion of certain conflicts of interest involving the underwriters, see "Conflicts of interest."

Conflicts of interest

Affiliates of UBS Securities LLC are lenders under the Birds Eye credit facility. Because UBS Securities LLC is an underwriter and its affiliates will receive more than 5% of the net proceeds of this offering, the underwriters are deemed to have a "conflict of interest" under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which are overseen by the Financial Industry Regulatory Authority. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720. Rule 2720 requires that a "qualified independent underwriter" meeting certain standards participate in the preparation of the registration statement and prospectus. J.P. Morgan Securities Inc. has served in that capacity and participated in the preparation of the registration statement and prospectus and exercised the usual standards of due diligence with respect thereto. J.P. Morgan Securities Inc. will not receive any additional compensation for acting as a qualified independent underwriter. UBS Securities LLC will not confirm sales to any accounts over which it exercises discretionary authority without first receiving a written consent from those accounts. We have agreed to indemnify J.P. Morgan Securities Inc. against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Industry and market data

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Vestar Capital Partners. Kirkland & Ellis LLP represents entities affiliated with Vestar Capital Partners and its affiliates in connection with legal matters. The validity of the common stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Simpson Thacher & Bartlett LLP has from time to time acted as counsel to Vestar Capital Partners and its affiliates in certain matters.

Experts

The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement of which this prospectus forms a part, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to the adoption of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109". Such consolidated financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC's website is an inactive textual reference only and is not a hyperlink.

Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above, as well as on our website, www.birdseyefoods.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Index to consolidated financial statements

Page number
Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of June 28, 2008, June 27, 2009 and September 26, 2009 (unaudited)	F-3

Consolidated statements of operations and comprehensive (loss)/income for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009 and the three months ended September 27, 2008 (unaudited) and September 26, 2009 (unaudited)

F-4

Consolidated statements of cash flows for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009 and the three months ended September 27, 2008 (unaudited) and September 26, 2009 (unaudited)

F-5
Consolidated statements of stockholder's deficit for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009 and the three months ended September 26, 2009 (unaudited)	F-6
Notes to consolidated financial statements	F-7

Report of independent registered public accounting firm

To the Board of Directors and Stockholder of
Birds Eye Foods, Inc.
Rochester, New York

We have audited the accompanying consolidated balance sheets of Birds Eye Foods, Inc. (a wholly-owned subsidiary of Birds Eye Holdings LLC) and subsidiaries (the "Company") as of June 28, 2008 and June 27, 2009, and the related consolidated statements of operations and comprehensive (loss)/income, cash flows and stockholder's deficit for each of the three fiscal years in the period ended June 27, 2009. Our audit also included the financial statement schedule listed at Item 16(b) in the registration statement of which this prospectus is a part. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Birds Eye Foods, Inc. and subsidiaries as of June 28, 2008 and June 27, 2009, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 27, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 9 to the consolidated financial statements, effective July 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109".

/s/ Deloitte & Touche LLP Rochester, New York October 2, 2009

Birds Eye Foods, Inc.
Consolidated balance sheets
(Information as of September 26, 2009 is Unaudited)
(dollars in thousands, except for share information)

	June 28, 2008	June 27, 2009	September 26, 2009

			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$75,799	$65,005	$44,396
Accounts receivable trade, net of allowances for doubtful accounts of $910, $794 and $799, respectively	50,968	54,231	65,520
Other receivables	4,298	4,065	3,763
Income taxes refundable	2,527	—	239
Inventories	115,675	135,916	218,839
Prepaid expenses and other current assets	8,054	11,215	9,842
Held for sale assets	7,661	7,402	7,402
Current deferred tax asset	3,786	4,877	6,948

Total current assets	268,768	282,711	356,949
Property, plant, and equipment, net	105,542	117,050	117,845
Goodwill	55,193	53,334	53,334
Trademarks	179,500	179,500	179,500
Other intangible assets, net	34,503	31,712	31,014
Other assets	12,994	9,290	8,462

Total assets	$656,500	$673,597	$747,104

Liabilities and stockholder's deficit
Current liabilities:
Current portion of obligations under capital leases	$742	$579	$586
Current portion of long-term debt	4,500	4,756	4,758
Accounts payable	55,282	54,414	74,955
Income taxes payable	—	4,114	—
Accrued interest	6,195	4,973	3,601
Accrued employee compensation	15,851	6,656	8,145
Accrued workers compensation	9,585	8,781	9,178
Other accrued liabilities	24,157	21,590	40,444
Growers payable due to Pro-Fac Cooperative, Inc.	6,343	6,232	7,303

Total current liabilities	122,655	112,095	148,970
Obligations under capital leases	76	1,365	1,216
Long-term debt	719,386	698,460	738,582
Other non-current liabilities	63,288	61,878	53,999
Non-current deferred tax liability	37,515	43,604	46,248

Total liabilities	942,920	917,402	989,015

Commitments and contingencies
Stockholder's deficit:
Common stock, par value $.01; 1,000 shares authorized, issued and outstanding	—	—	—
Additional paid-in capital	40	10	110
Accumulated deficit	(268,702)	(215,057)	(214,921)
Accumulated other comprehensive loss:
Unrealized loss on hedging activity, net of taxes	(3,755)	(4,259)	(3,337)
Pension and other postretirement benefits liability, net of taxes	(14,003)	(24,499)	(23,763)

Total stockholder's deficit	(286,420)	(243,805)	(241,911)

Total liabilities and stockholder's deficit	$656,500	$673,597	$747,104

The accompanying notes are an integral part of these consolidated financial statements.

Birds Eye Foods, Inc.
Consolidated statements of operations and
comprehensive (loss)/income
(Information for the three months ended
September 27, 2008
and September 26, 2009 is Unaudited)
(dollars in thousands, except for share information)

	Fiscal years ended			Three months ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009

				(Unaudited)	(Unaudited)
Net sales	$782,714	$868,318	$935,644	$195,434	$181,113
Cost of sales	(548,190)	(596,983)	(669,427)	(146,936)	(139,316)

Gross profit	234,524	271,335	266,217	48,498	41,797
Selling, administrative, and general expense	(149,200)	(148,833)	(135,722)	(32,389)	(30,469)
Restructuring	(399)	(690)	(1,169)	—	—
Other expense	(1,379)	—	—	—	—

Operating income	83,546	121,812	129,326	16,109	11,328
Loss on early extinguishment of debt	(2,272)	—	—	—	—
Interest expense	(25,680)	(63,100)	(50,001)	(13,746)	(11,017)

Pretax income from continuing operations	55,594	58,712	79,325	2,363	311
Tax provision	(22,410)	(21,491)	(26,220)	(1,120)	(190)

Income from continuing operations	33,184	37,221	53,105	1,243	121
Discontinued operations, net of taxes	(42,080)	830	540	368	15

Net (loss)/income	$(8,896)	$38,051	$53,645	$1,611	$136

Net (loss)/income	$(8,896)	$38,051	$53,645	$1,611	$136
Other comprehensive income/(loss):
Pension liability and other postretirement benefits, net of taxes	3,283	(913)	(10,496)	310	736
Unrealized gain/(loss) on hedging activity, net of taxes	1,314	(5,515)	(504)	463	922

Other comprehensive income/(loss)	4,597	(6,428)	(11,000)	773	1,658

Comprehensive (loss)/income	$(4,299)	$31,623	$42,645	$2,384	$1,794

Income from continuing operations allocated to common stockholder	$1,727	$37,221	$53,105	$1,243	$121

Net (loss)/income allocated to common stockholder	$(40,353)	$38,051	$53,645	$1,611	$136

Basic and diluted net (loss)/income per common share:
Income from continuing operations	$1,918.89	$37,221.00	$53,105.00	$1,243.00	$121.00
Discontinued operations, net of taxes	(46,755.56)	830.00	540.00	368.00	15.00

Net (loss)/income	$(44,836.67)	$38,051.00	$53,645.00	$1,611.00	$136.00

Basic and diluted weighted average number of shares outstanding	900	1,000	1,000	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements.

Birds Eye Foods, Inc.
Consolidated statements of cash flows
(Information for the three months ended September 27, 2008
and September 26, 2009 is Unaudited)
(dollars in thousands)

	Fiscal years ended			Three months ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009

				(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss)/income	$(8,896)	$38,051	$53,645	$1,611	$136
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities—
Asset impairment charge and gain on sale of business within discontinued operations	39,534	—	—	—	—
Restructuring activity within discontinued operations	9,836	(1,392)	—	—	—
Restructuring activity within continuing operations	76	393	568	—	—
Cash receipts from involuntary conversion	226	—	—	—	—
Amortization of certain intangible assets	2,869	2,787	2,791	698	698
Depreciation	21,397	14,837	15,618	3,521	3,069
Amortization of debt issue costs, amendment costs, debt discount and interest in kind (includes loss on early extinguishment of debt in 2007)	7,392	35,081	16,048	2,017	5,921
(Gain)/loss on derivatives	—	—	(1,334)	(124)	725
Loss/(gain) on sale of property, plant and equipment	1,514	(290)	(39)	(585)	17
Deferred tax (benefit)/provision	(4,144)	15,131	11,782	(21)	—
Provision/(recoveries) on accounts receivable	188	(114)	104	99	25
Other	494	165	—	—	—
Change in operating assets and liabilities:
Accounts receivable and other receivables	11,570	(6,851)	(3,134)	(15,337)	(11,012)
Inventories	17,885	(7,721)	(20,742)	(110,206)	(82,379)
Income taxes refundable/payable	(71)	(1,965)	6,641	3,359	(4,353)
Accounts payable and other accrued liabilities	(23,672)	3,699	(14,957)	42,041	34,370
Due to Pro-Fac Cooperative, Inc.	3,810	(5,135)	(111)	677	1,071
Other assets and liabilities, net	(19,864)	4,538	(18,856)	(5,196)	428

Net cash provided by/(used in) operating activities	60,144	91,214	48,024	(77,446)	(51,284)

Cash flows from investing activities:
Purchase of property, plant and equipment	(16,875)	(21,610)	(25,803)	(8,901)	(4,294)
Proceeds from disposition of business	92,781	2,590	—	—	—
Proceeds from asset disposals	6,806	624	875	845	—
Cash receipts from involuntary conversion	515	—	—	—	—
(Issuance)/repayment of note receivable to Pro-Fac Cooperative, Inc.	(1,088)	1,088	—	—	—
Other	331	39	—	—	—

Net cash provided by/(used in) investing activities	82,470	(17,269)	(24,928)	(8,056)	(4,294)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	450,000	306,900	1,308	—	—
Net proceeds from Revolving Credit Facility	—	—	—	64,900	36,200
Payments on long-term debt	(358,584)	(3,375)	(34,628)	(31,125)	(1,189)
Cash paid for debt issuance costs	(7,026)	(8,728)	—	—	—
Payments on Termination Agreement with Pro-Fac Cooperative, Inc.	(10,000)	—	—	—	—
Payments on capital leases	(807)	(739)	(540)	(135)	(142)
Dividend to Birds Eye Holdings LLC (includes redemption of preferred stock in 2007)	(284,183)	(298,172)	(190)	—	—
Birds Eye Holdings LLC investment	18	40	160	160	100

Net cash (used in)/provided by financing activities	(210,582)	(4,074)	(33,890)	33,800	34,969

Net change in cash and cash equivalents	(67,968)	69,871	(10,794)	(51,702)	(20,609)
Cash and cash equivalents at beginning of period	73,896	5,928	75,799	75,799	65,005

Cash and cash equivalents at end of period	$5,928	$75,799	$65,005	$24,097	$44,396

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$30,808	$21,880	$35,100	$10,828	$6,468

Income taxes paid/(received) net	$197	$4,958	$14,058	$(2,046)	$4,543

Supplemental schedule of non-cash investing and financing activities:
Capital lease obligations incurred	$38	$—	$2,457	$2,457	$—

Property, plant and equipment purchases included in accounts payable	$1,590	$933	$665	$959	$796

Interest in kind included in long-term debt	$—	$30,751	$11,966	$964	$4,953

Accretion of preferred stock issuance costs	$(2,205)	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Birds Eye Foods, Inc.
Consolidated statements of stockholder's deficit
for the fiscal years ended June 30, 2007, June 28, 2008
and June 27, 2009 and for the three months ended September 26, 2009 (Unaudited)
(Information for the three months ended September 26, 2009 is Unaudited)
(dollars in thousands)

					Accumulated other comprehensive (loss)/income
	Common stock shares	Common stock dollars	Additional paid-In capital	Accumulated deficit	Hedging activity	Pension and other postretirement benefits liability	Total stockholder's deficit

Balances, June 24, 2006	900	$—	$46,751	$—	$446	$(14,230)	$32,967
Net loss	—	—	—	(8,896)	—	—	(8,896)
Birds Eye Holdings LLC investment	—	—	18	—	—	—	18
Accretion of preferred stock issuance costs	—	—	(2,205)	—	—	—	(2,205)
Dividends on preferred stock	—	—	(29,252)	—	—	—	(29,252)
Dividends on common stock	—	—	(10,272)	—	—	—	(10,272)
Minimum pension liability adjustment, net of taxes	—	—	—	—	—	3,283	3,283
Unrealized gain on hedging activities, net of taxes	—	—	—	—	1,314	—	1,314
Effects of changing the pension plan measurement date pursuant to ASC Topic 715, net of taxes	—	—	—	(1,089)	—	—	(1,089)
Effects of the recognition provisions of ASC Topic 715, net of taxes	—	—	—	—	—	(2,143)	(2,143)

Balances, June 30, 2007	900	—	5,040	(9,985)	1,760	(13,090)	(16,275)
Recapitalization related to transfer of ownership from Birds Eye Holdings LLC to the Company	100	—	(5,040)	5,040	—	—	—
Adoption of FIN 48	—	—	—	(3,636)	—	—	(3,636)
Net income	—	—	—	38,051	—	—	38,051
Birds Eye Holdings LLC investment	—	—	40	—	—	—	40
Dividend to Birds Eye Holdings LLC	—	—	—	(298,172)	—	—	(298,172)
Net actuarial loss and prior service cost recognized in accordance with ASC Topic 715	—	—	—	—	—	(913)	(913)
Unrealized loss on hedging activities, net of taxes	—	—	—	—	(5,515)	—	(5,515)

Balances, June 28, 2008	1,000	—	40	(268,702)	(3,755)	(14,003)	(286,420)
Net income	—	—	—	53,645	—	—	53,645
Birds Eye Holdings LLC investment	—	—	160	—	—	—	160
Dividend to Birds Eye Holdings LLC	—	—	(190)	—	—	—	(190)
Net actuarial loss and prior service cost recognized in accordance with ASC Topic 715	—	—	—	—	—	(10,496)	(10,496)
Unrealized loss on hedging activities, net of taxes	—	—	—	—	(504)	—	(504)

Balances, June 27, 2009	1,000	—	10	(215,057)	(4,259)	(24,499)	(243,805)
Net income (unaudited)	—	—	—	136	—	—	136
Birds Eye Holdings LLC investment (unaudited)	—	—	100	—	—	—	100
Unrealized gain on hedging activities, net of taxes (unaudited)	—	—	—	—	922	—	922
Net actuarial gain and prior service credit recognized in accordance with ASC Topic 715	—	—	—	—	—	736	736

Balances, September 26, 2009 (unaudited)	1,000	$—	$110	$(214,921)	$(3,337)	$(23,763)	$(241,911)

The accompanying notes are an integral part of these consolidated financial statements.

Birds Eye Foods, Inc.
Notes to consolidated financial statements
(Information as of September 26, 2009 and for the three months ended September 27, 2008 and September 26, 2009 is Unaudited)

Note 1.  Description of business and summary of significant accounting policies

Change in names of entities:    Subsequent to June 27, 2009, the following name changes became effective:

Former name	New name

BE Foods Inc.	Birds Eye Foods, Inc.
Birds Eye Foods, Inc.	Birds Eye Group, Inc.

The accompanying financial statements reflect the name changes for all periods presented.

Form of organization and nature of business:    Birds Eye Foods, Inc. (the "Company" or "Birds Eye Foods"), a Delaware corporation, is a wholly-owned subsidiary of Birds Eye Holdings LLC, formerly Agrilink Holdings LLC, a Delaware limited liability company ("Holdings LLC"). Birds Eye Foods was formed on July 1, 2007 for the purpose of holding a 100 percent interest in Birds Eye Holdings, Inc., which in turn has a 100 percent direct ownership of Birds Eye Group, Inc. ("Birds Eye Group").

Birds Eye Holdings, Inc. and Birds Eye Group were previously 100 percent owned by Holdings LLC. Holdings LLC transferred its ownership interest in Birds Eye Holdings, Inc. to Birds Eye Foods on July 1, 2007, making Birds Eye Holdings, Inc. a wholly-owned subsidiary of Birds Eye Foods ("ownership transfer"). This transaction was accounted for as a reorganization of entities under common control and, accordingly, there was no change in basis of the underlying assets and liabilities. The accompanying consolidated financial statements for fiscal 2008 and fiscal 2009 and the three months ended September 27, 2008 and September 26, 2009 are reflective of the change in reporting entity that occurred as a result of the ownership transfer on July 1, 2007. The Birds Eye Foods consolidated financial statements reflect the financial statements of Birds Eye Holdings, Inc. for periods prior to July 1, 2007.

Birds Eye Group is a producer and marketer of processed food products. All of Birds Eye Group's current operating facilities are within the United States.

Holdings LLC was formed on August 19, 2002 (the "Closing Date"), pursuant to the terms of a Unit Purchase Agreement by and among Pro-Fac Cooperative, Inc., a New York agricultural cooperative ("Pro-Fac"), Birds Eye Group and Vestar/Agrilink Holdings LLC ("The Transaction").

Unaudited Interim Financial Statements: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and with the requirements of Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by GAAP for complete financial statement presentation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations, and cash flows have been included. Operating results for the three months ended September 26, 2009 are not necessarily the results to be expected for future interim periods or the full year.

Basis of presentation:    The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Consolidation:    The consolidated financial statements include the Company and its consolidated subsidiaries after elimination of intercompany transactions and balances.

Fiscal year:    The fiscal year of the Company ends on the last Saturday in June. Fiscal 2009 and fiscal 2008 both comprised 52 weeks and fiscal 2007 comprised 53 weeks. The three months ended September 27, 2008 and September 26, 2009 each comprised 13 weeks.

New accounting pronouncements:

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168 (ASC Topic 105) "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162". SFAS 168 (ASC Topic 105) replaces SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles", and identifies the sources of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the U.S. The Company adopted the provisions of SFAS No. 168 (ASC Topic 105) for its interim period ended September 26, 2009. All references to authoritative accounting literature are in accordance with SFAS No. 168 (ASC Topic 105). There have been no changes to the content of the Company's consolidated financial statements or disclosures as a result of implementing SFAS No. 168 (ASC Topic 105).

In May 2009, the FASB issued SFAS No. 165 (ASC Topic 855), "Subsequent Events", which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS No. 165 (ASC Topic 855) is effective for interim and annual periods ending after June 15, 2009. The Company conducted an evaluation under SFAS No. 165 (ASC Topic 855) through November 10, 2009, the issuance date of the accompanying interim unaudited consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65), "Interim Disclosures about Fair Value of Financial Instruments". FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65) amends SFAS No. 107 (ASC Topic 820), "Disclosures about Fair Value of Financial Instruments", to require disclosures about fair value of financial instruments in interim as well as in annual financial statements. This FSP also amends Accounting Principles Board ("APB") Opinion No. 28 (ASC Topic 270), "Interim Financial Reporting", to require those disclosures in all interim financial statements. FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65) became effective for the interim reporting period ended September 26, 2009. The adoption of FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65) did not have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 (ASC Topic 815), "Disclosures about Derivative Instruments and Hedging Activities an Amendment of FASB Statement No. 133". SFAS No. 161 (ASC Topic 815) requires enhanced disclosures to help investors better understand the effect of an entity's derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. The Company adopted SFAS No. 161 (ASC Topic 815) during the interim period ended September 26, 2009. The adoption of SFAS No. 161 (ASC Topic 815) did not impact the Company's results of operations, cash flows, or financial condition, however, additional footnote disclosures have been made.

In December 2007, the FASB issued SFAS No. 160 (ASC Topic 810), "Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51". SFAS No. 160 (ASC Topic 810) establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 (ASC Topic 810) clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 (ASC Topic 810) also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 (ASC Topic 810) is effective for fiscal years beginning on or after December 15, 2008, with retrospective presentation and disclosure for all periods presented. Early adoption is prohibited. The Company had no entities or arrangements that were affected by the adoption of SFAS No. 160 (ASC Topic 810) during the interim reporting period ended September 26, 2009.

In December 2007, the FASB issued SFAS No. 141(R) (ASC Topic 805), "Business Combinations", replacing SFAS No. 141, "Business Combinations". This statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 termed the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement clarifies that acquirers are required to expense costs related to any acquisitions. SFAS No. 141R (ASC Topic 805) will apply prospectively to business combinations for which the acquisition date is on or after fiscal years beginning December 15, 2008. Early adoption is prohibited. On September 26, 2009, the Company adopted this statement which had no impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (ASC Topic 825), "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115". This Statement provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS No. 159 (ASC Topic 825) will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement also established presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted this Statement in fiscal 2009. The Company has not elected the fair value option of SFAS No. 159 (ASC Topic 825).

In September 2006, the FASB issued SFAS No. 157 (ASC Topic 820), "Fair Value Measurements". SFAS No. 157 (ASC Topic 820) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 (ASC Topic 820) is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FSP FAS 157-2 (ASC Topic 820) "Effective Date of FASB Statement 157" to allow a one-year deferral of adoption of SFAS No. 157 (ASC Topic 820) for non-financial assets and non-financial liabilities that are recognized at fair value on a nonrecurring basis. The Company elected this deferral and adopted these provisions on September 26, 2009, which had no impact on the consolidated financial statements. On June 29, 2008, the Company adopted the other provisions of SFAS No. 157 (ASC Topic 820) which had no impact on the consolidated financial statements.

Cash and cash equivalents:    Cash and cash equivalents include short-term investments with original maturities of three months or less.

Trade accounts receivable:    The Company accounts for trade receivables at outstanding billed amounts, net of allowances for doubtful accounts. The Company estimates its allowance for doubtful accounts as a percentage of receivables overdue. Also included in the allowance, in their entirety, are those accounts that have filed for bankruptcy, been sent to collections, and any other accounts management believes are not collectible based on historical information. The Company periodically reviews the accounts included in the allowance to determine those to be written off. Generally, after a period of one year, or through legal counsel's advice, accounts are written off. It is not Company policy to accrue interest on past due accounts. The Company's allowance for doubtful accounts was approximately $0.9 million as of June 28, 2008 and $0.8 million as of June 27, 2009 and September 26, 2009.

Inventories:    Inventories are stated at the lower of cost or market on the first-in, first-out ("FIFO") method. The Company provides inventory reserves for obsolete or slow moving inventory based on changes in consumer demand and other economic conditions. These reserves at June 28, 2008, June 27, 2009 and September 26, 2009 totaled $1.2 million, $1.5 million and $1.6 million, respectively.

Property, plant, and equipment and related lease arrangements:    Property, plant, and equipment are depreciated over the estimated useful lives of the assets using the straight-line method, half-year convention, utilizing the following lives:

Depreciable lives

Land improvements	20 years
Buildings	15 - 40 years
Machinery and equipment	3 - 12 years

Lease arrangements are capitalized when such leases convey substantially all of the risks and benefits incidental to ownership. Assets subject to capital leases are amortized over either the lease term or the life of the related assets, depending upon available purchase options and lease renewal features. Amortization related to assets subject to capital leases is included within depreciation expense.

Held for sale assets are separately classified on the consolidated balance sheet. The recorded value is the lower of the carrying value or fair value less costs to sell. See Note 3 to the "Notes to Consolidated Financial Statements" for additional disclosures regarding held for sale assets.

Goodwill:    Goodwill includes the cost in excess of the fair value of net identifiable assets acquired in purchase transactions. Goodwill is not amortized, but instead tested annually for impairment. The Company tests for impairment of goodwill using a two-step approach during the fourth quarter of each fiscal year or at any other time when impairment indicators exist. In the first step, the Company estimates the fair values of its reporting units. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would indicate that goodwill may be impaired. See Note 6 to the "Notes to Consolidated Financial Statements" for additional disclosures regarding goodwill.

Other intangible assets:    Other intangible assets include customer relationships, non-competition agreements, employment contracts, trademarks, and a trademark royalty agreement. Trademarks have been deemed to have an indefinite life and are, therefore, not amortized but are tested annually for impairment. Other intangible assets are amortized on a straight-line basis over 5 to 36 years. See Note 6 to the "Notes to Consolidated Financial Statements" for additional disclosures regarding intangible assets.

Impairment of long-lived assets:    The Company reviews its long-lived assets for impairment in accordance with ASC Topic 360 (SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition, this indicates that a long-lived asset may be impaired. When an impairment is indicated, the estimated future cash flows are then discounted, or another appropriate fair value methodology is utilized, to determine the estimated fair value of the asset and an impairment charge, if any, is recorded for the difference between the carrying value and the fair value of the asset.

Carrying values of intangible assets with indefinite lives (trademarks) are reviewed at least annually, for possible impairment in accordance with ASC Topic 350 (SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets"). The Company's impairment review is based on a discounted cash flow approach that requires judgment with respect to future volume, revenue and expense growth rates and the selection of the appropriate discount rate. The Company uses estimates based on expected trends in making these assumptions. An impairment charge would be recorded for the difference between the carrying value and the net present value of estimated cash flows, which represents the estimated fair value of the asset. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse, economic factors or competitive activities may signal that an asset has become impaired. See Note 6 to the "Notes to Consolidated Financial Statements" for additional disclosures.

The determination of the fair value and any potential subsequent impairment of the Company's remaining long-lived assets require management to make estimates and assumptions that may affect its consolidated financial statements.

Derivative financial instruments:    The Company does not engage in speculative derivatives. Derivative financial instruments are utilized to hedge interest rate risk and commodity price risk and are not held for trading purposes. See Note 7 to the "Notes to Consolidated Financial Statements" for additional disclosures regarding the Company's hedging activities.

Income taxes:    Birds Eye Foods and its consolidated subsidiaries are C Corporations subject to federal, state, and foreign taxation. Income taxes are provided on income for financial reporting purposes. Deferred income taxes resulting from temporary differences between financial reporting and tax reporting are appropriately classified on the Consolidated Balance Sheet. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. See Note 9 to the "Notes to Consolidated Financial Statements" for additional disclosures regarding tax matters.

Workers compensation:    The Company is primarily self-insured for workers compensation. The Company accrues for the estimated losses from both asserted and unasserted claims. The estimate of the discounted liability for unasserted claims arising from unreported incidents is based on an analysis of historical claims data. The accrual for workers compensation at June 28, 2008, June 27, 2009 and September 26, 2009 was $9.6 million, $8.8 million and $9.2 million, respectively.

Pension and postretirement benefits other than pensions:    The Company and its subsidiaries have several pension plans and participated in one union sponsored pension plan. In addition, the Company sponsors benefit plans that provide postretirement medical and life insurance benefits for certain current and former employees of the Company. Charges to income with respect to plans sponsored by the Company and its subsidiaries are based upon actuarially determined costs. Pension liabilities are funded by periodic payments to the various pension plan trusts. See Note 10 to the "Notes to Consolidated Financial Statements" for additional disclosures regarding pension and postretirement benefits.

Revenue recognition:    The Company recognizes revenue on shipments on the date the merchandise is received by the customer and title transfers. On this date, the customer's price is fixed or determinable and collectability is reasonably assured. Product sales are reported net of applicable cash discounts, sales allowances and promotions.

Promotional activities:    The Company's promotional activities are conducted either through the retail trade channel or directly with consumers and involve in-store displays; feature price discounts on products; consumer coupons; and similar activities. These activities are generally recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management's judgment regarding the volume of promotional offers that will be redeemed by either the retail trade channel or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. The accrual for promotional activities at June 28, 2008, June 27, 2009, and September 26, 2009 was $5.6 million, $4.3 million, and $11.5 million, respectively.

Shipping and handling expense:    The Company follows ASC Topic 605 (Emerging Issues Task Force ("EITF") 00-10 "Accounting for Shipping and Handling Fees and Costs" (Issue 00-10)). ASC Topic 605 requires that all amounts billed to customers related to shipping and handling should be classified as revenues. Costs include amounts for shipping and handling; therefore, the Company charges its customers shipping and handling fees at the time the products are received by the customer and title transfers. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and are classified as selling expenses. The cost of shipping products to the customer classified as selling expenses was $21.0 million, $22.2 million and $20.8 million in fiscal years 2007, 2008 and 2009, respectively, and $5.3 million and $4.3 million for the three months ended September 27, 2008 and September 26, 2009, respectively.

Advertising:    Production costs of commercials and programming are charged to earnings in the period first aired. The costs of other advertising and marketing programs are expensed when incurred. Advertising expense, including marketing, incurred in fiscal years 2007, 2008 and 2009 amounted to approximately $33.5 million, $36.5 million and $35.5 million, respectively, and $5.4 million and $5.3 million for the three months ended September 27, 2008 and September 26, 2009, respectively.

Research and development:    Research and development costs are expensed as incurred. The amount expensed on internal activities relating to the development of new products or the improvement of existing products was $3.0 million, $3.7 million and $4.0 million in fiscal years 2007, 2008 and 2009, respectively, and $1.2 million and $0.9 million for the three months ended September 27, 2008 and September 26, 2009, respectively.

Comprehensive income:    Under ASC Topic 220 (SFAS No. 130 "Reporting Comprehensive Income"), the Company is required to display comprehensive income and its components as part of the financial statements. Comprehensive income is comprised of net income and other comprehensive income/(loss), which includes certain changes in equity that are excluded from net income. The Company includes adjustments for unrecognized pension and other postretirement benefits costs and unrealized gains and losses on hedging transactions in other comprehensive income. The income taxes related to the Company's unrecognized pension and other postretirement benefits costs amounted to approximately $2.1 million, $0.3 million and $6.2 million for fiscal years 2007, 2008 and 2009, respectively, and $0 for the three months ended September 27, 2008 and September 26, 2009. The income taxes related to the Company's unrealized losses/gains on hedging transactions amounted to approximately $0.8 million, $3.4 million and $0.3 million, in fiscal years 2007, 2008 and 2009, respectively, and $0.3 million and $0.6 million for the three months ended September 27, 2008 and September 26, 2009, respectively.

Disclosures about fair value of financial instruments:    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and cash equivalents:     The carrying amount approximates fair value because of the short maturity of these instruments.

  Long-term debt:     The fair value of the long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities. See Note 8 to the "Notes to Consolidated Financial Statements" for additional disclosures regarding long-term debt.

  Interest rate swap:     The fair value of the interest rate swap is based upon valuation models, assumptions and publicly available information as provided by an outside resource.

Net (loss)/income per common share:    ASC Topic 260 (SFAS No. 128 "Earnings per Share"), requires the computation of basic and diluted earnings per share. Basic earnings per share is computed by dividing net (loss)/income allocated to common stockholder by the weighted-average number of shares of common stock outstanding during the year. The Company's weighted average number of shares outstanding are the same for both the basic earnings per common share and diluted earnings per common share calculations for the fiscal years 2007, 2008 and 2009 and for the three months ended September 27, 2008 and September 26, 2009.

The following table provides the calculation of income from continuing operations allocated to common stockholder and net (loss)/income allocated to common stockholder:

	Fiscal years ended			Three months ended
(dollars in thousands)	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009

				(Unaudited)	(Unaudited)
Income from continuing operations	$33,184	$37,221	$53,105	$1,243	$121
Less: Accretion of preferred stock issuance costs	2,205	—	—	—	—
Less: Dividends on preferred stock	29,252	—	—	—	—

Income from continuing operations allocated to common stockholder	$1,727	$37,221	$53,105	$1,243	$121

Net (loss)/income	$(8,896)	$38,051	$53,645	$1,611	$136
Less: Accretion of preferred stock issuance costs	2,205	—	—	—	—
Less: Dividends on preferred stock	29,252	—	—	—	—

Net (loss)/income allocated to common stockholder	$(40,353)	$38,051	$53,645	$1,611	$136

Note 2.  Related party transactions

The transaction:    In connection with the August 19, 2002 Transaction, Birds Eye Group entered into several agreements effective as of the Closing Date, including the following:

(i)    Termination agreement.    Pro-Fac, a significant shareholder of Holdings LLC, and Birds Eye Group entered into a letter agreement dated as of the Closing Date (the "Termination Agreement"), pursuant to which, among other things, the marketing and facilitation agreement between Pro-Fac and Birds Eye Group (the "Old Marketing and Facilitation Agreement") which, until the Closing Date, governed the crop supply and purchase relationship between Birds Eye Group and Pro-Fac, was terminated. In consideration of such termination, Birds Eye Group agreed to pay Pro-Fac a termination fee of $10.0 million per year for five years. The final $10.0 million payment was made during the year ended June 30, 2007.

(ii)    Amended and restated marketing and facilitation agreement.    Pro-Fac and Birds Eye Group entered into an amended and restated marketing and facilitation agreement dated as of the Closing Date (the "Amended and Restated Marketing and Facilitation Agreement"). The Amended and Restated Marketing and Facilitation Agreement replaced the Old Marketing and Facilitation Agreement. Birds Eye Group pays Pro-Fac the commercial market value ("CMV") of the crops supplied in installments corresponding to the dates of payment by Pro-Fac to its members for crops delivered. CMV is defined as the weighted average price paid by other commercial processors for similar crops sold under preseason contracts and in the open market in the same or competing market areas. Birds Eye Group makes payments to Pro-Fac for an estimated CMV for a particular crop year, subject to adjustments to reflect the actual CMV following the end of such year. Commodity committees of Pro-Fac meet with Birds Eye Group management to establish CMV guidelines, review calculations, and report to a joint CMV committee of Pro-Fac and Birds Eye Group. The CMV of crops supplied by Pro-Fac was $49.2 million, $18.3 million and $23.2 million for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009, respectively.

Under the Amended and Restated Marketing and Facilitation Agreement, Birds Eye Group determines the amount of crops which Birds Eye Group will acquire from Pro-Fac for each crop year. If the amount to be purchased by Birds Eye Group during a particular crop year does not meet (i) a defined crop amount and (ii) a defined target percentage of Birds Eye Group's needs for each particular crop, then certain shortfall payments will be made by Birds Eye Group to Pro-Fac. The defined crop amounts and targeted percentages were set based upon the needs of Birds Eye Group in the 2002 crop year (fiscal 2003). The shortfall payment provisions of the agreement include a maximum shortfall payment, determined for each crop, that can be paid over the term of the Amended and Restated Marketing and Facilitation Agreement. The aggregate shortfall payment amounts for all crops currently purchased by the Company under the agreement cannot exceed $4.5 million over the remaining term of the agreement.

Unless terminated earlier, the Amended and Restated Marketing and Facilitation Agreement will continue in effect until August 19, 2012. Birds Eye Group may terminate the Amended and Restated Marketing and Facilitation Agreement prior to August 19, 2012 upon the occurrence of certain events, including in connection with a change in control transaction affecting Birds Eye Group or Birds Eye Holdings Inc. Birds Eye Group may terminate the Amended and Restated Marketing Agreement as a result of a change in control without the payment of any termination fee. Also, Birds Eye Group may sell portions of its business and the volumes of crop purchases previously made by Birds Eye Group with respect to the sold business are disregarded for purposes of determining shortfall payments.

(iii)    Management agreement.    The Company and Vestar Capital Partners entered into a management agreement dated as of August 19, 2002 (the "Management Agreement") pursuant to which Vestar Capital Partners, an investment firm and affiliate of Vestar Capital Partners IV, L.P., a Delaware limited partnership and the sole member of Vestar/Agrilink Holdings ("Vestar Capital Partners"), provides advisory and consulting services to the Company. In consideration for such services, the Company pays Vestar Capital Partners an annual management fee equal to the greater of $1.0 million or 0.7 percent of the Company's earnings, before interest, taxes, depreciation and amortization. The management fee paid by the Company to Vestar Capital Partners was $1.0 million in fiscal years 2007, 2008 and 2009.

The Management Agreement does not include investment banking or other financial advisory services in connection with acquisitions, divestitures, refinancings, or restructurings. In fiscal 2007, the Company paid $1.3 million to Vestar Capital Partners for services rendered in relation to the Company's refinancing.

Note 3.  Discontinued operations and held for sale assets

Non-brand frozen vegetables business:    On December 21, 2006, the Company completed the sale of its non-brand frozen vegetable business, historically reported in the non-brand reporting segment, to Allens Inc. ("Allens") and recognized a gain on sale of $0.6 million recorded within discontinued operations. The sale consisted primarily of inventory and manufacturing facilities in Brockport, Bergen and Oakfield, New York; Fairwater, Wisconsin; and Montezuma, Georgia. The sale also included the Chill Ripe and Garden Classic brand names and the assumption by Allens of several contractual obligations associated with the non-brand frozen vegetable business.

As part of the decision to exit the non-brand frozen vegetable business, the Company also completed the closure of its manufacturing facility in Watsonville, California. During fiscal 2007, the Company sold certain tangible personal property located at the Watsonville location. The Company recorded a $5.7 million impairment charge to write down the carrying value of the Watsonville personal property to its fair value less costs to sell. This charge is included within discontinued operations. The building, improvements, and remaining land in Watsonville, California are currently held for sale and are expected to be sold in fiscal 2010.

The Company's decision to exit the non-brand frozen vegetable business also resulted in the elimination of a number of administrative positions in both the Rochester, New York and Green Bay, Wisconsin locations.

The following table highlights the fiscal 2007, 2008 and 2009 non-brand frozen vegetable business pre-tax exit costs recorded in accordance with ASC Topic 420 (SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities"). The liability is included in other accrued liabilities in the accompanying Consolidated Balance Sheets. These costs are all reported within discontinued operations:

(dollars in thousands)	Termination benefits	Contract termination costs	Pension charge	Total

Liability balance June 24, 2006	$—	$—	$—	$—
Expense	6,206	6,576	1,500	14,282
Cash payments	(4,446)	—	—	(4,446)
Buyers share of termination benefits	199	—	—	199

Liability balance June 30, 2007	1,959	6,576	1,500	10,035
Expense/(income)	278	—	(1,500)	(1,222)
Cash payments	(1,913)	(6,576)	—	(8,489)

Liability balance June 28, 2008	324	—	—	324
Cash payments	(247)	—	—	(247)

Liability balance June 27, 2009	$77	$—	$—	$77

There are no remaining exit costs expected.

In fiscal 2007, the Company also recorded a pre-tax fixed asset impairment charge of $18.9 million and recognized accelerated depreciation charges of $2.2 million to reflect the shortened asset lives which coincided with the final production dates. In addition, the Company recorded inventory markdowns of $15.3 million. These costs are all recorded within discontinued operations.

As required by the terms of the Senior Secured Credit Agreement dated August 19, 2002, the net proceeds from the sale of the non-brand frozen vegetable business were used to pay down borrowings on that facility.

The Company allocated interest expense and a portion of amortization of debt issue costs to discontinued operations in fiscal 2007 in the amount of $3.8 million. In addition, the Company wrote off $0.8 million in deferred financing fees in fiscal 2007 which is also included in discontinued operations.

In conjunction with the closure of the Watsonville, California facility in fiscal 2007, the Company estimated and recorded a withdrawal liability based on information from the union sponsored pension plan of approximately $1.5 million. In fiscal 2008, based upon new information received by the Company from the union sponsored pension plan, the Company revised the estimated liability as it was determined the Company has no withdrawal liability.

Discontinued operations—In accordance with ASC Topic 360 (SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets"), the operations of the non-brand frozen vegetable business have been presented as discontinued operations in the accompanying Consolidated Statements of Operations and Comprehensive (Loss)/Income as follows:

	Fiscal years ended
(dollars in thousands)	June 30, 2007	June 28, 2008	June 27, 2009

Net sales	$107,112	$—	$—

(Loss)/gain before income taxes and gain on sale (inclusive of asset impairment, restructuring, and deferred financing charges described above)	$(69,102)	$1,334	$865
Gain on sale	595	—	—

(Loss)/gain before income taxes	(68,507)	1,334	865
Income tax benefit/(provision)	26,427	(504)	(325)

Discontinued operations, net of taxes	$(42,080)	$830	$540

Held for sale assets    The major classes of assets included in the Consolidated Balance Sheets as held for sale assets are as follows:

	Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009

Property, plant and equipment, net	$7,661	$7,402

Note 4.  Inventories

The major classes of inventories, net of inventory obsolescence reserves of $1.2 million, $1.5 million and $1.6 million as of June 28, 2008, June 27, 2009 and September 26, 2009, respectively, are as follows:

	Fiscal years ended		Three months ended
(dollars in thousands)	June 28, 2008	June 27, 2009	September 26, 2009

			(Unaudited)
Finished goods	$94,319	$108,971	$199,942
Raw materials and supplies	21,356	26,945	18,897

Total inventories	$115,675	$135,916	$218,839

Note 5.  Property, plant and equipment and related obligations

The following is a summary of property, plant and equipment and related obligations at June 28, 2008 and June 27, 2009:

	Fiscal years ended
	June 28, 2008			June 27, 2009
(dollars in thousands)	Owned assets	Leased assets	Total	Owned assets	Leased assets	Total

Land	$6,662	$—	$6,662	$6,658	$—	$6,658
Land improvements	1,778	—	1,778	1,827	—	1,827
Buildings	34,213	—	34,213	44,830	—	44,830
Machinery and equipment	130,565	4,001	134,566	138,637	2,531	141,168
Construction in progress	3,613	—	3,613	7,973	—	7,973

	176,831	4,001	180,832	199,925	2,531	202,456
Less accumulated depreciation and amortization	(72,118)	(3,172)	(75,290)	(84,762)	(644)	(85,406)

Net	$104,713	$829	$105,542	$115,163	$1,887	$117,050

Obligations under capital leases		$818			$1,944
Less current portion		(742)			(579)

Long-term portion		$76			$1,365

Interest capitalized in conjunction with construction amounted to approximately $0.1 million in fiscal 2007 and approximately $0.5 million in fiscal years 2008 and 2009.

The following is a schedule of future minimum lease payments primarily for warehouse, production and office facilities and equipment, together with the present value of the minimum lease payments related to capitalize leases, both as of June 27, 2009.

Fiscal year ending last Saturday in June (dollars in thousands)	Capital leases	Operating leases	Total future commitment

2010	$692	$7,233	$7,925
2011	680	6,996	7,676
2012	677	5,843	6,520
2013	113	4,621	4,734
2014	—	3,760	3,760
Later years	—	17,688	17,688

Net minimum lease payments	2,162	$46,141	$48,303

Less amount representing interest	(218)

Present value of minimum lease payments	$1,944

Total rent expense related to operating leases (including lease arrangements of less than one year which are not included in the previous table) amounted to $9.6 million, $7.7 million and $8.2 million for fiscal years 2007, 2008 and 2009, respectively.

Note 6.  Accounting for goodwill and intangible assets

Goodwill:    The Company follows ASC Topic 350 (SFAS No. 142 "Goodwill and Other Intangible Assets"), which requires that goodwill not be amortized, but instead be tested at least annually for impairment and expensed against earnings when its implied fair value is less than its carrying amount.

During the quarters ended June 30, 2007, June 28, 2008 and June 27, 2009, the Company performed an annual impairment test as required by ASC Topic 350. The fair value of the Company's reporting units was determined and was compared to their carrying value, indicating that no impairment exists.

During fiscal 2008, the Company reversed a pre-acquisition valuation allowance against state income tax credits and carryforwards resulting in a decrease in goodwill of $3.6 million. In accordance with ASC Topic 740 (EITF 93-7 "Uncertainties Related to Income Taxes in a Purchase Business Combination"), the effect of income tax settlements that result from prior business combinations years should be applied to increase or decrease the goodwill balance attributable to that acquisition. Accordingly, during fiscal year 2009 the Company decreased its goodwill by $1.9 million to reflect the estimates of the tax settlements for the amounts incurred prior to The Transaction. There were no changes in goodwill during the three months ended September 26, 2009.

A summary of changes in the Company's goodwill during fiscal 2008 and 2009 by business segment is outlined as follows:

	Fiscal years ended
(dollars in thousands)	June 30, 2007	Adjustments	June 28, 2008	Adjustments	June 27, 2009

Frozen food group	$48,227	$(3,186)	$45,041	$(1,635)	$43,406
Specialty food group	10,587	(435)	10,152	(224)	9,928

Total	$58,814	$(3,621)	$55,193	$(1,859)	$53,334

Intangible assets:    As outlined in ASC Topic 350, certain intangibles with a finite life are required to be amortized. ASC Topic 350 also requires that intangible assets with indefinite lives not be amortized, however, are required to be tested annually for impairment. During the quarters ended June 30, 2007, June 28, 2008 and June 27, 2009, the Company performed an asset impairment test and concluded that the fair value of such assets exceeded their carrying value.

The following schedule sets forth the major classes of intangible assets held by the Company:

		Fiscal years ended				Three months ended
		June 28, 2008		June 27, 2009		September 26, 2009
(dollars in thousands)	Estimated lives	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

						(Unaudited)	(Unaudited)
Amortized intangible assets:
Customer relationships	9-36 years	$36,191	$(8,160)	$36,191	$(9,842)	$36,191	$(10,263)
License agreement	14 years	10,406	(4,406)	10,406	(5,156)	10,406	(5,343)
Other	5 years	2,344	(1,872)	2,344	(2,231)	2,344	(2,321)

Total		48,941	$(14,438)	48,941	$(17,229)	48,941	$(17,927)

Unamortized intangible assets:
Trademarks		179,500		179,500		179,500

Total		$228,441		$228,441		$228,441

The aggregate amortization expense associated with intangible assets was approximately $2.8 million in fiscal 2007, 2008 and 2009 and $0.7 million for the three months ended September 27, 2008 and September 26, 2009. The aggregate amortization expense for the remainder of fiscal 2010 and for each of the four succeeding fiscal years is estimated as follows:

Fiscal year ending last Saturday in June (dollars in thousands)

2010	$1,841
2011	$2,435
2012	$1,657
2013	$1,544
2014	$1,543

Note 7.  Accounting for derivative instruments, hedging activities, and fair value measurements

Derivative instruments and hedging activities

ASC Topic 815 (SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities"), requires the recognition of all derivative financial instruments as either assets or liabilities in the balance sheet and measurement of those instruments at fair value. Changes in the fair values of those derivatives will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flow of the asset or liability hedged. Under the provisions of ASC Topic 815, the method that will be used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, must be established at the inception of the hedge.

The Company, as a result of its operating and financing activities, is exposed to changes in certain commodity prices and interest rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company has entered into select derivative contracts.

Commodity prices:    The Company is exposed to commodity price risk related to forecasted purchases of corrugated (unbleached kraftliner) in its manufacturing process. To mitigate this risk, the Company entered into two forward purchase contracts with effective terms from July 1, 2008 through June 30, 2009 and September 1, 2008 through June 30, 2009, respectively. The forward purchase contracts were designated as cash flow hedges of the Company's forecasted corrugated purchases. The contracts hedged approximately 80 percent of the Company's annual usage. At June 27, 2009, the contracts were completed and the fair values of the agreements were $0. In fiscal 2008, the Company entered into a forward purchase contract with an effective term from July 1, 2007 through June 30, 2008. The forward purchase contract was designated as a cash flow hedge of the Company's forecasted corrugated purchases. The contract hedged approximately 80 percent of the Company's annual usage. At June 28, 2008, the contract was completed and the fair value of the agreement was $0.

The Company is also exposed to commodity price risk related to forecasted diesel fuel purchases. To mitigate the risk, the Company entered into a forward purchase contract in fiscal 2009 with an effective term from July 1, 2009 through June 30, 2010. The forward purchase contract will hedge approximately 70 percent of the Company's annual diesel fuel purchases. The forward purchase contract is a derivative in which the Company elected not to use "hedge accounting", as defined by ASC Topic 815. Accordingly, the Company recognizes in income the fair value gains and losses of this contract. At June 27, 2009 and September 26, 2009 the fair value of the contract was approximately $1.3 million and $0.6 million, respectively. Consequently, a $1.3 million unrealized gain and a $0.7 million unrealized loss was recorded in selling, general and administrative expenses in the fiscal 2009 and the three months ended September 26, 2009 Consolidated Statements of Operations and Comprehensive Income, respectively. Forward purchase contracts in effect as of September 26, 2009 were as follows:

Notional Amount	Maturity	Strategy	Fixed Price

285,000 gallons/month	06/30/2010	Not applicable	$2.46

Interest rate swap agreement:    In order to reduce the Company's exposure to fluctuations in interest rates, the Company entered into an interest rate swap agreement. This agreement effectively converts a portion of the Company's floating-rate debt to fixed-rate debt. Such agreements involve the exchange of fixed-rate and floating-rate payments over the life of the agreement without the exchange of the underlying principal amounts. The Company's swap agreement qualifies for cash flow hedge accounting. The Company's policy is to enter into swap agreements only with counterparties it considers to be creditworthy. The interest rate swap contract is for a period of three years and became effective on June 30, 2007. The contract requires payment of a fixed rate of interest (4.87 percent) and the receiving of a variable rate of interest (three-month London Interbank Offered Rate ("LIBOR") of 2.70 percent and 1.22 percent as of June 28, 2008 and June 27, 2009, respectively. The notional principal amount of indebtedness was $296.0 million and $229.0 million as of June 28, 2008 and June 27, 2009, respectively, and amortizes quarterly according to a fixed schedule. Approximately 41 percent and 33 percent of the Company's underlying debt is being hedged with this interest rate swap at June 28, 2008 and June 27, 2009, respectively. Swap agreements in effect as of September 26, 2009 were as follows:

(dollars in thousands)
Notional Amount	Maturity	Strategy	Weighted Average Variable LIBOR Rate	Fixed Rate

$190,000	06/30/2010	Cash Flow Hedge	0.62%	4.87%

Weighted-average variable rates are subject to change over time as LIBOR fluctuates. Notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's interest rate exposure.

Neither the Company nor the counterparty is required to collateralize its obligations under the swap agreements. The Company is exposed to loss if the counterparty defaults. Management does not anticipate any non-performance by counterparties to the Company's swap agreements, in part because all counterparties have investment grade credit ratings. Risk management strategies, such as interest rate swaps, are reviewed by the Company's senior management. The Company's policy is to limit the maximum amount of positions that can be taken in any given instrument.

The fair value, on a gross basis, of the Company's derivative financial instruments included in the accompanying consolidated balance sheet as of September 26, 2009 is presented as follows:

(dollars in thousands)	Balance Sheet Location	Fair Value

Derivatives Designated as Hedging Instruments:
Interest rate swap agreement	Other accrued liabilities ($5,408); Accrued interest ($1,984)	$7,392

Total Derivatives		$7,392

Derivatives not Designated as Hedging Instruments:
Forward purchase contract	Prepaid expenses and other current assets	$608

Total Derivatives		$608

The activity for the three months ended September 26, 2009 related to the Company's derivative financial instruments is presented as follows:

(dollars in thousands)	Amount of Gain Recognized in Other Comprehensive Income on Derivatives	Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings (effective portion)	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings (effective portion)

Derivatives in Cash Flow Hedging Relationships:
Interest rate swap agreement	$922	Not applicable	$—

Total	$922		$—

(dollars in thousands)	Amount of Loss Recognized in Income on Derivatives	Location of Loss Recognized in Income on Derivatives

Derivatives not Designated as Hedging Instruments:
Forward purchase contract	$725	Selling, administrative,

		and general expense
Total	$725

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in cash flows of a hedged item, the derivative or hedged item expires or is sold, terminated, or exercised, or management determines that it is no longer appropriate to designate the derivative as a hedge instrument. The discontinuation of hedge accounting would result in a reclassification into earnings of any gains or losses that are currently being reported in accumulated other comprehensive loss. The Company does not expect to reclassify any amounts from accumulated other comprehensive loss into earnings within the next 12 months.

The Company designated this interest rate swap contract as a cash flow hedge. The fair value of the cash flow hedge is generally deferred to other comprehensive income. At June 27, 2009, the fair value of the contract was ($9.0) million. At June 27, 2009, $2.1 million is reported in accrued interest, $6.9 million is reported in other non-current liabilities and an after-tax unrealized loss of $4.3 million was reported in accumulated other comprehensive income in stockholder's deficit. At June 28, 2008, the fair value of the contract was ($7.7) million. At June 28, 2008, $1.6 million was reported in accrued interest, $6.1 million was reported in other non-current liabilities and an after-tax unrealized loss of $3.8 million was reported in accumulated other comprehensive loss in stockholder's deficit.

Fair value measurements

The Company adopted ASC Topic 820 (SFAS No. 157 "Fair Value Measurements") on June 29, 2008, for financial assets and financial liabilities. ASC Topic 820 defines fair value, provides guidance for measuring fair value and requires certain disclosures. ASC Topic 820 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

  Level 1:     Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

  Level 2:     Inputs, other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

  Level 3:     Unobservable inputs that reflect the reporting entity's own assumptions.

The following table summarizes the valuation of the Company's financial instruments by the foregoing ASC Topic 820 fair value hierarchy levels as of June 27, 2009 and September 26, 2009:

	Fiscal year ended June 27, 2009				Three months ended September 26, 2009
(dollars in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets
Cash equivalents	—	$60,878	—	$60,878	—	$41,121	—	$41,121
Commodity derivative	—	$1,334	—	$1,334	—	$608	—	$608
Liabilities
Interest rate exchange agreement derivative	—	$8,963	—	$8,963	—	$7,392	—	$7,392

The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs, such as forward rates, interest rates, and counterparties' credit risks, and minimize the use of unobservable inputs. The Company is able to establish fair value balances based on the observability of those inputs. Commodity derivatives and interest rate derivatives are classified as Level 2 fair value based upon pricing models using market-based inputs. Model inputs can be verified and valuation techniques do not involve significant management judgment.

Note 8.  Debt

The following is a summary of long-term debt outstanding:

	Fiscal years ended		Three months ended
(dollars in thousands)	June 28, 2008	June 27, 2009	September 26, 2009

			(Unaudited)
JPMorgan term loan facility	$385,500	$381,000	$379,875
UBS term loan facility	340,751	322,717	327,670
Other debt	—	1,180	1,116
Revolving Credit Facility	—	—	36,200
UBS original issue discount	(2,365)	(1,681)	(1,521)

Total debt	723,886	703,216	743,340
Less current portion	(4,500)	(4,756)	(4,758)

Total long-term debt	$719,386	$698,460	$738,582

Bank debt facilities:    On March 22, 2007, Birds Eye Holdings Inc., a wholly owned subsidiary of the Company, and certain of its subsidiaries, executed an amended and restated credit agreement (the "New Senior Credit Facility") with a syndicate of banks and other lenders arranged and managed by JPMorgan Chase Bank, as administrative agent. (the "Refinancing"). The New Senior Credit Facility is comprised of (i) a $125.0 million senior secured revolving credit facility (the "Revolving Credit Facility") and (ii) a $450.0 million senior secured B term loan (the "Term Loan Facility").

The proceeds received by Birds Eye Group from the New Senior Credit Facility were used, in part, to repay $163.1 million of outstanding term loans due under the Senior Secured Credit Agreement dated August 19, 2002 and complete a dividend payment to Birds Eye Holdings Inc. Birds Eye Holdings Inc. subsequently distributed its share of the proceeds to Holdings LLC. Birds Eye Group paid $7.0 million in fees in conjunction with the Refinancing which have been capitalized and are being amortized over the life of the underlying debt. In conjunction with the repayment, a pre-tax loss on early extinguishment of debt of $2.9 million was recorded in fiscal 2007 and reflects the write-off of certain deferred financing fees associated with the previous credit facility.

The Revolving Credit Facility matures in March 2012 and allows up to $40.0 million to be available in the form of letters of credit. As of June 28, 2008, June 27, 2009 and September 26, 2009, (i) cash borrowings outstanding under the Revolving Credit Facility were $0, $0, and $36.2 million, respectively, (ii) there were $18.0 million, $16.4 million and $16.1 million in letters of credit outstanding as of June 28, 2008, June 27, 2009 and September 26, 2009, respectively, and therefore (iii) availability under the Revolving Credit Facility was $107.0 million, $108.6 million and $72.7 million as of June 28, 2008, June 27, 2009 and September 26, 2009, respectively. The Revolving Credit Facility bears interest at Birds Eye Group's option, at a base rate or the London InterBank Offered Rate ("LIBOR") plus, in each case, an applicable percentage. The appropriate applicable percentage corresponds to Birds Eye Group's Consolidated Net Leverage Ratio, as defined by the New Senior Credit Facility, and is adjusted quarterly based on the calculation of the Consolidated Net Leverage Ratio. As of

June 28, 2008, June 27, 2009 and September 26, 2009, the Revolving Credit Facility bears interest in the case of base rate loans at the Base Rate, as defined in the New Senior Credit Facility, plus (i) .75 percent, and (ii) in the case of LIBOR loans at LIBOR plus 1.75 percent for loans under the Revolving Credit Facility. The unused commitment fee is .38 percent as of June 28, 2008, June 27, 2009 and September 26, 2009 on the daily average unused commitment under the Revolving Credit Facility and also varies based on Birds Eye Group's Consolidated Net Leverage Ratio.

The Term Loan Facility bears interest at Birds Eye Group's option, at a base rate or LIBOR plus, in each case, an applicable percentage. The Term Loan Facility bears interest in the case of base rate loans at the Base Rate, as defined in the New Senior Credit Facility, plus a fixed 1.25 percent and in the case of LIBOR loans at LIBOR plus 1.75 percent (to increase to 2.00 percent in the event that Birds Eye Group's Consolidated Net Leverage Ratio is greater than 5.00 to 1.00). As of June 28, 2008, June 27, 2009 and September 26, 2009, the interest rate under the Term Loan Facility was 4.45 percent, 2.97 percent and 2.19 percent, respectively.

The Term Loan Facility requires payments in quarterly installments in the amount of $1,125,000 starting June 30, 2007 and matures on March 22, 2013 upon which the balance is due. In fiscal years 2007, 2008 and 2009, Birds Eye Group made mandatory payments of $1,125,000, $3,375,000 and $4,500,000, respectively. In the first three months of fiscal 2010, Birds Eye Group made mandatory payments of $1,125,000. A voluntary prepayment of $60.0 million was made in fiscal 2007. The Term Loan Facility is also subject to mandatory prepayments under various scenarios as defined in the New Senior Credit Facility. Provisions of the New Senior Credit Facility require that annual payments, within 105 days after the end of each fiscal year, commencing in fiscal 2008, in the amount of "excess cash flow," as defined in the New Senior Credit Facility, be utilized to prepay the Term Loan Facility at an applicable percentage that corresponds to the Company's Consolidated Net Leverage Ratio. The excess cash flow payment is based in part on Birds Eye Group's operating income during the year less capital expenditures and cash interest. No "excess cash flow" payments were due for the years ended June 28, 2008 or June 27, 2009.

Birds Eye Group's previous credit facility also included an "excess cash flow" provision. The amount of "excess cash flow" payment for the year ended June 24, 2006 was $8.6 million and was paid in fiscal 2007.

The New Senior Credit Facility contains customary covenants and restrictions on Birds Eye Group's activities, including, but not limited to: (i) limitations on the incurrence of indebtedness; (ii) limitations on sale-leaseback transactions, liens, investments, loans, advances, guarantees, acquisitions, asset sales, and certain hedging agreements; (iii) restrictions or limitations on the ability to pay dividends and (iv) limitations on transactions with affiliates and other distributions. The Revolving Credit Facility also requires Birds Eye Group to maintain a maximum average total debt to earnings before interest, taxes, depreciation, and amortization ("EBITDA") ratio ("Consolidated Net Senior Secured Leverage Ratio") when amounts are outstanding on the last day of any fiscal quarter. As of June 28, 2008, June 27, 2009 and September 26, 2009, Birds Eye Group was in compliance with all covenants, restrictions, and requirements under the terms of the New Senior Credit Facility.

Birds Eye Group's obligations under the New Senior Credit Facility are collateralized by a first priority lien on: (i) substantially all existing or after-acquired assets, tangible or intangible,

(ii) the capital stock of Birds Eye Group and its domestic subsidiaries, and (iii) 65% of the capital stock in certain foreign subsidiaries. Birds Eye Group's obligations under the New Senior Credit Facility are guaranteed by Birds Eye Holdings Inc. and certain of its subsidiaries. See Note 13 to the "Notes to Consolidated Financial Statements" for additional disclosures regarding guarantees and indemnifications.

On July 11, 2007 Birds Eye Foods, executed a credit agreement (the "Credit Agreement") with UBS Loan Finance, LLC, as the lender and UBS AG, Stamford Branch, as administrative agent. The Credit Agreement consists of a $310.0 million term loan and was issued at a 1% discount. Birds Eye Foods paid $8.7 million in financing fees which have been capitalized and are being amortized over the life of the underlying debt.

The maturity date of the term loan facility is July 11, 2012 at which time the principal amount is due. The term loan facility bears interest at the Company's option, at a Base Rate or LIBOR plus, in each case, an applicable percentage. The term loan facility bears interest in the case of base rate loans at the Base Rate, as defined in the Credit Agreement, plus: 3.5% through December 27, 2008, 4.0% from December 28, 2008 through December 26, 2009 and 4.5% thereafter. In the case of LIBOR loans, at LIBOR plus: 4.5% through December 27, 2008, 5.0% from December 28, 2008 through December 26, 2009 and 5.5% thereafter. The interest rate under this term loan facility was 6.08 percent at June 27, 2009, 7.97 percent at June 28, 2008 and 6.00 percent at September 26, 2009.

Birds Eye Foods may elect to pay interest (i) in cash, (ii) in kind or (iii) half in cash and half in kind. Interest paid in kind is calculated at a rate 0.75% higher than the rates outlined above and is added to the unpaid principal amount of the term loan.

The net proceeds from the Credit Agreement were used by the Company to pay a $298.2 million dividend to its parent, Holdings LLC.

The UBS Credit Facility contains customary covenants and restrictions on the Company's activities, including, but not limited to: (i) limitations on the incurrence of indebtedness; (ii) limitations on sale-leaseback transactions, liens, investments, loans, advances, guarantees, acquisitions, and asset sales; and (iii) limitations on transactions with affiliates and other distributions. As of June 28, 2008, June 27, 2009 and September 26, 2009, the Company was in compliance with all covenants, restrictions, and requirements under the terms of the UBS Credit Facility.

The Company's obligations under the UBS Credit Facility are not collateralized.

Other debt:    In the second quarter of fiscal 2009, Birds Eye Group entered into a low interest rate loan with the power utility provider for its Darien facility as incentive to install new, more energy efficient equipment. The total amount of the loan is $1.3 million and bears an interest rate of 1.0%. The loan requires payments in equal monthly installments and matures in December 2013.

Revolving credit facility:    Borrowings under the short-term Revolving Credit Facility were as follows:

	Fiscal years ended		Three months ended
(dollars in thousands)	June 28, 2008	June 27, 2009	September 26, 2009

			(Unaudited)
Balance at period end	$—	$—	$36,200
Rate at period end	N/A	N/A	2.0%
Maximum outstanding during the period	$56,400	$78,600	$37,100
Average amount outstanding during the period	$20,854	$30,964	$8,737
Weighted average interest rate during the period	6.8%	3.1%	2.0%

Senior subordinated notes—11 7/8 percent (due 2008):    In fiscal 1999, Birds Eye Group issued Senior Subordinated Notes (the "Notes") for $200.0 million aggregate principal amount due November 1, 2008. On November 24, 2003, Birds Eye Group repaid $150.0 million of these Notes and on November 20, 2006 Birds Eye Group repurchased the remaining $50.0 million.

In conjunction with the fiscal 2007 repayment, a $0.6 million pre-tax gain on early extinguishment of debt was recorded and reflects the write off of the remaining unamortized premium.

Debt maturity schedule:    The following table summarizes the Company's future payments due on debt as of June 27, 2009:

Fiscal year ending last Saturday in June (dollars in thousands)

2010	$4,756
2011	4,760
2012	5,889
2013	689,358
2014	134

Total	$704,897

Fair value:    The estimated fair value of long-term debt outstanding, including the current portion, was approximately $693.0 million, $638.0 million and $690.5 million at June 28, 2008, June 27, 2009 and September 26, 2009, respectively. The fair value for long-term debt was estimated using either quoted market prices for the same or similar issues or the current rates offered to the Company for debt with similar maturities.

Note 9.  Taxes on income

The Company and its wholly-owned subsidiaries are C Corporations which are subject to federal, state, and foreign taxation.

The tax provision on pretax income from continuing operations includes the following:

	Fiscal years ended
(dollars in thousands)	June 30, 2007	June 28, 2008	June 27, 2009

Federal—
Current	$(24,094)	$(1,822)	$(16,501)
Deferred	3,535	(18,040)	(10,806)

	(20,559)	(19,862)	(27,307)
State and foreign—
Current	(2,460)	(4,538)	2,063
Deferred	609	2,909	(976)

	(1,851)	(1,629)	1,087

	$(22,410)	$(21,491)	$(26,220)

A reconciliation of the effective tax rate to the amount computed by applying the federal income tax rate to pretax income from continuing operations is as follows:

	Fiscal years ended
	June 30, 2007	June 28, 2008	June 27, 2009

Statutory federal rate	35.0%	35.0%	35.0%
State and foreign income taxes, net of federal income tax benefit	3.3%	4.0%	3.9%
Adjustment of state income tax reserves	0.0%	0.8%	-2.3%
Change in state valuation allowance	3.1%	-3.5%	-3.0%
Domestic manufacturing deduction	0.0%	-0.6%	-1.1%
Other, net	-1.1%	0.9%	0.6%

Effective Tax Rate	40.3%	36.6%	33.1%

Deferred tax (liabilities)/assets consist of the following:

	Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009

Liabilities—
Depreciation	$(16,732)	$(18,468)
Goodwill and other intangible assets	(44,480)	(48,540)
Basis difference in partnership interest	(8,324)	(8,258)
Prepaid manufacturing expense	(1,103)	(1,073)
Debt issue costs	(215)	(156)

Total deferred tax liabilities	(70,854)	(76,495)

Assets—
Inventories	2,461	2,058
Credits and operating loss carryforwards	21,022	18,256
Insurance accruals	3,746	3,698
Pension/post retirement benefit accruals	15,748	19,869
State tax accruals	1,895	469
Interest rate swap	2,331	2,589
Contribution carryforward	772	—
Other	3,770	3,068

Total deferred tax assets	51,745	50,007

Net deferred tax liability	(19,109)	(26,488)
Valuation allowance	(14,620)	(12,239)

Total	$(33,729)	$(38,727)

The net deferred tax asset/(liability) is reflected on the Company's accompanying Consolidated Balance Sheets as follows:

	Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009

Current deferred tax asset	$3,786	$4,877
Non-current deferred tax liability	(37,515)	(43,604)

Total deferred taxes	$(33,729)	$(38,727)

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryforward period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income, and the projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. The change in the valuation allowance recorded in the income tax provision totaled $1.7 million, $(3.0) million and $(2.4) million during the years ended June 30, 2007, June 28, 2008 and June 27, 2009, respectively.

The remaining change in valuation allowance totaling $ (3.6) million during the year ended June 28, 2008 was recorded as a reduction of goodwill. See Note 6 to the "Notes to Consolidated Financial Statements". The change in the Company's valuation allowance during the year ended June 27, 2009 was due to enhanced profitability.

The Company has varying state net operating loss carryforwards depending on whether it files on a combined or separate company basis by jurisdiction. The tax effect of these state net operating loss carryforwards is $8 million. The expiration dates of the state net operating loss carryforwards vary. Ultimately, all state net operating loss carryforwards will expire on or before June 2026, if not utilized by the Company. The Company has state credits totaling $8.8 million of which $1.7 million expire on or before June 2021. The remaining $7.1 million in state credits do not expire. The Company's June 27, 2009 foreign net operating loss carryforward is $1.3 million. These foreign net operating loss carryforwards expire on or before June 2019.

As of June 27, 2009, the Company maintained a valuation allowance in the amount of $12.2 million. The valuation allowance was established for foreign and state net operating losses and state tax credits which the Company cannot assure that realization of the net operating losses and credits is more likely than not to occur.

The Company was required to adopt ASC Topic 740-10-25 (FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes"), on July 1, 2007. As a result of the adoption of ASC Topic 740-10-25, there was a $3.6 million cumulative effect adjustment for unrecognized tax benefits, which was accounted for as an adjustment to accumulated deficit as of July 1, 2007.

The following is a rollforward of the Company's liability for income taxes associated with unrecognized tax benefits:

(dollars in thousands)

Balance as of July 1, 2007	$4,767
Tax positions related to current year	72

Balance as of June 28, 2008	4,839
Tax positions related to current year	196
Tax positions related to prior years:
Settlements	(3,733)
Lapses in statutes of limitations	(54)

Balance as of June 27, 2009	$1,248

The Company's policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of the income tax provision. During the years ended June 28, 2008 and June 27, 2009, the Company recognized approximately $0.8 million and $0.1 million, respectively, of interest expense. Additionally, the Company had approximately $4.7 million and $0.6 million of interest and penalties associated with uncertain tax benefits accrued as of June 28, 2008 and June 27, 2009, respectively.

If the unrecognized tax benefits were recognized, they would favorably affect the effective income tax rate in any future periods. Consistent with the provisions of ASC Topic 740-10-25,

the Company has considered whether certain income tax liabilities should be classified as current or noncurrent based on management's estimate of when these liabilities will be settled. The Company has concluded that these income tax liabilities are noncurrent and included them in other non-current liabilities in the accompanying consolidated balance sheets.

It is reasonably possible that the liability associated with the Company's unrecognized tax benefits will increase or decrease within the next twelve months. These changes may be the result of ongoing audits, settlements or the expiration of statutes of limitations. Currently, the Company is unable to estimate the range of increases or decreases to its unrecognized tax benefits.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state jurisdictions. The Company has been audited for U.S. federal income tax matters for years through June 25, 2005. The Company's U.S. tax matters for the years June 25, 2005 through June 27, 2009 remain subject to examination by the Internal Revenue Service (IRS). Substantially all material state and local income tax matters have been concluded for years through June 28, 2003. The Company's tax matters for 2003 through 2009 remain subject to examination by the respective state and local tax jurisdiction authorities.

During year ended June 27, 2009, the Company reached settlements with several state authorities. As a result, the Company recognized a tax benefit of $2.0 million, including interest and penalties.

Note 10.  Pensions, profit sharing, and other employee benefits

Pensions:    In September 2006, the FASB issued ASC Topic 715 (SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans"). ASC Topic 715 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record changes as a component of other comprehensive income in the year in which the changes are made. The Company and its subsidiaries adopted the recognition and related disclosure provisions of ASC Topic 715, prospectively, on June 30, 2007. The effect of the recognition provisions of ASC Topic 715, net of taxes, was to increase Accumulated Other Comprehensive Loss and Stockholder's Deficit by $2.1 million as of June 30, 2007.

ASC Topic 715 also requires an entity to measure plan assets and benefit obligations, as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. The Company and its subsidiaries early adopted this requirement and changed the measurement date of its pension plans and other postretirement benefit plans from March 31 to its June fiscal year end. The fiscal 2007 net periodic benefit cost was determined using the alternative transition method outlined in paragraph 19 of ASC Topic 715. Under this approach, the fiscal 2007 periodic benefit cost was set equal to twelve-fifteenths of the net periodic benefit cost determined for the period April 1, 2006 through June 30, 2007. The remaining three-fifteenths of the net periodic benefit cost for the period April 1, 2006 through June 30, 2007 was charged to accumulated deficit. The impact of adopting the ASC Topic 715 measurement date provisions increased accumulated deficit by $1.1 million as of June 30, 2007.

In fiscal 2007, the Company's Master Hourly Pension Plan and Master Salaried Retirement Plan were merged and the new combined plan is the Birds Eye Foods Pension Plan (The "New Pension Plan"). The New Pension Plan consists of hourly and salaried employees and has primarily noncontributory defined-benefit schedules.

In September 2001, the Company made the decision to freeze benefits provided under its Master Salaried Retirement Plan. This plan was amended to freeze benefit accruals effective September 28, 2001. Participants who, on that date, were actively employed and who had attained age 40, completed 5 years of vesting service, and whose sum of age and vesting services was 50 or more, were grandfathered. Grandfathered participants were entitled to continue to earn benefit service in accordance with the provisions of the plan with respect to periods of employment after September 28, 2001 but in no event beyond September 28, 2006.

The Company maintains a non-tax qualified Supplemental Executive Retirement Plan ("SERP") which provides additional retirement benefits to two prior executives of the Company who retired prior to November 4, 1994. In July 2000, the Company adopted a Supplemental Executive Retirement Agreement ("SERA") to provide additional retirement benefits to its former Chairman of the Board, President and Chief Executive Officer. The Separation Agreement with the former Chairman of the Board, President and Chief Executive Officer amended the SERA so as to provide full retirement benefits as outlined in the SERA beginning January 1, 2009.

The Company maintains an Excess Benefit Retirement Plan which serves to provide employees with the same retirement benefit they would have received from the Company's retirement plan under the career average base pay formula, but for changes required under the 1986 Tax Reform Act and the compensation limitation under Section 401(a)(17) of the Internal Revenue Code having been revised in the 1992 Omnibus Budget Reform Act. This plan was amended to freeze benefit accruals effective September 28, 2001. Participants who, on that date, were actively employed and who had attained age 40, completed 5 years of vesting service, and whose sum of age and vesting services was 50 or more, were grandfathered. Grandfathered participants were entitled to continue to earn benefit service in accordance with the provisions of the plan with respect to periods of employment after September 28, 2001 but in no event beyond September 28, 2006.

In fiscal 2008, the Company merged the Southland Frozen Foods Plan, in which a small number of former union hourly employees had vested pension benefits, into the Birds Eye Foods Pension Plan.

In fiscal 2007, the Company also participated in one union sponsored pension plan associated with its Watsonville, California manufacturing facility. Contributions to this plan were paid when incurred and billed by the sponsoring union or plan. In conjunction with the closure of the Watsonville, California facility in fiscal 2007, the Company withdrew from this plan and incurred no withdrawal liability.

For purposes of this disclosure, all defined-benefit pension plans have been combined. The benefits for these plans are based primarily on years of service and employees' pay near retirement. The Company's funding policy is consistent with the funding requirements of Federal laws and regulations. Plan assets consist principally of common stocks, corporate bonds and US government obligations. Plan assets do not include any of the Company's own equity or debt securities.

The following table sets forth the weighted-average asset allocations of the Company's pension plans by asset category:

	Fiscal years ended
	June 28, 2008	June 27, 2009

Asset category:
Cash and cash equivalents	2.1%	2.1%
Fixed income	53.7	53.9
Equity securities	44.2	44.0

Total	100.0%	100.0%

The Company uses multiple investment funds and managers for investment of the assets of the plans. Oversight of the investment advisors is provided by an outside investment consulting firm and an Investment Committee comprised of Company's management. The investment performance and adherence to investment policy is reviewed quarterly by the Investment Committee. The investment objective for the plans is to maintain a well-diversified portfolio of assets using multiple managers and diversified asset classes and styles to optimize the long-term return on plan assets at a moderate level of risk.

The Company has established the following general target asset allocation mix for its plan investments.

Target

Equities	50%
Fixed income	50%

Total	100%

The following table sets forth the changes in the plans' projected benefit obligation and plan assets and the plans' funded status and amounts recognized in the Company's consolidated financial statements at June 28, 2008 and June 27, 2009:

	Pension benefits
	Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009

Change in benefit obligation:
Benefit obligation at beginning of period	$139,137	$134,378
Service cost	2,413	2,154
Interest cost	8,849	9,208
Plan participants' contributions	50	47
Curtailments	—	(494)
Actuarial (gain)/loss	(3,649)	891
Benefits paid and actual expenses	(11,478)	(12,289)
Plan amendment	(944)	90

Benefit obligation at end of period	134,378	133,985

Change in plan assets:
Fair value of plan assets at beginning of period	109,184	101,555
Actual return on plan assets	1,668	(8,675)
Employer contributions	2,131	13,706
Plan participants' contributions	50	47
Benefits paid and actual expenses	(11,478)	(12,289)

Fair value of plan assets at end of period	101,555	94,344

Funded status	$(32,823)	$(39,641)

Amounts recognized in the balance sheet:
Non-current assets	$—	$—
Current liabilities	(574)	(931)
Non-current liabilities	(32,249)	(38,710)

Net amount recognized in the balance sheet	$(32,823)	$(39,641)

Amounts not yet reflected in net periodic pension cost and included in accumulated other comprehensive income/(loss):
Transition asset/ (obligation)	$—	$—
Prior service credit/(cost)	921	486
Net loss	(23,250)	(39,631)

Accumulated other comprehensive loss	$(22,329)	$(39,145)
Cumulative employer contributions in excess of net periodic pension cost	(10,494)	(496)

Net amount recognized in balance sheet	$(32,823)	$(39,641)

Amounts expected to be recognized in net periodic pension
cost in the following fiscal year:
Amortization of (asset)/obligation	$—	$—
Amortization of prior service (credit)/cost	(117)	(79)
Amortization of loss	1,360	3,025

Amounts expected to be recognized in the following year	$1,243	$2,946

Weighted-average assumptions
Assumptions used for projected benefit obligation:
Discount rate	7.1%	7.1%
Rate of compensation increase	3.8%	3.8%
Assumptions used to determine net periodic benefit cost:
Discount rate	6.6%	7.1%
Expected return on plan assets(1)	8.3%	8.3%
Rate of compensation increase	3.8%	3.8%

(1)   To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption.

The accumulated benefit obligation for all defined benefit pension plans was $131.5 million and $130.4 million at June 28, 2008 and June 27, 2009, respectively.

Net periodic benefit cost in fiscal years 2007, 2008, 2009 and the three months ended September 27, 2008 and September 26, 2009 is comprised of the following:

	Pension cost
	Fiscal years ended			Three months ended
(dollars in thousands)	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009

				(Unaudited)	(Unaudited)
Components of net periodic benefit cost:
Service cost	$2,913	$2,413	$2,154	$538	$550
Interest cost	8,765	8,849	9,208	2,302	2,310
Expected return on plan assets	(7,237)	(8,634)	(8,669)	(2,167)	(1,932)
Amortization of prior service cost	10	6	(117)	(30)	(20)
Recognized actuarial loss	1,018	955	1,360	340	756
Curtailment loss	—	—	(228)	(57)	—

Net periodic benefit cost—Company plans	5,469	3,589	3,708	926	1,664
Net periodic benefit cost—union plans	267	—	—	—	—
Curtailment loss	20	—	—	—	—
Special termination benefits	85	—	—	—	—

Total periodic benefit costs	$5,841	$3,589	$3,708	$926	$1,664

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were:

	Birds Eye Foods pension plan		Excess benefit retirement plan		Supplemental executive retirement plan		Supplemental executive retirement agreement
	Fiscal years ended		Fiscal years ended		Fiscal years ended		Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009	June 28, 2008	June 27, 2009	June 28, 2008	June 27, 2009	June 28, 2008	June 27, 2009

Projected benefit obligation	$125,401	$124,931	$1,244	$1,221	$1,674	$1,620	$6,059	$6,213
Accumulated benefit obligation	122,508	121,376	1,244	1,221	1,674	1,620	6,059	6,213
Fair value of plan assets	101,555	94,344	—	—	—	—	—	—

The Company expects to contribute $9.0 million in payments to its pension plans in fiscal 2010 of which $1.7 million was paid during the three months ended September 26, 2009.

Expected pension benefit payments, which reflect expected future service costs, as appropriate, over the next 10 years are as follows:

Fiscal year ending last Saturday in June (dollars in thousands)

2010	$8,656
2011	$8,874
2012	$9,163
2013	$9,445
2014	$9,676
2015-2019	$53,454

Postretirement benefits other than pensions:    The Company sponsors benefit plans that provide postretirement medical and life insurance benefits for certain current and former employees. For the most part, current employees are not eligible for the postretirement medical coverage. Generally, other than pensions, the Company does not pay retirees' benefit costs. Various exceptions exist, which have evolved from union negotiations, early retirement incentives and existing retiree commitments from acquired companies.

The Company has not prefunded any of its retiree medical or life insurance liabilities. Consequently there are no plan assets held in a trust, and there is no expected long-term rate of return assumption for purposes of determining the annual expense.

The following table sets forth the changes in the plans' projected benefit obligation and plan assets and the plans' funded status and amounts recognized in the Company's consolidated financial statements at June 28, 2008 and June 27, 2009.

	Other benefits
	Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009

Change in benefit obligation:
Benefit obligation at beginning of period	$3,643	$3,409
Service cost	17	7
Interest cost	224	225
Actuarial gain	(111)	(131)
Benefits paid	(364)	(421)

Benefit obligation at end of period	3,409	3,089

Change in plan assets:
Fair value of assets at beginning of period	—	—
Employer contributions	364	421
Benefits paid	(364)	(421)

Fair value of assets at end of period	—	—

Funded status	$(3,409)	$(3,089)

Amounts recognized in the balance sheet:
Current liabilitites	$(457)	$(403)
Non-current liabilities	(2,952)	(2,686)

Net amount recognized in the balance sheet	$(3,409)	$(3,089)

Amounts not yet reflected in net periodic pension cost and included in accumulated other comprehensive income/(loss)
Accumulated loss	$(185)	$(54)

Accumulated other comprehensive loss	$(185)	$(54)
Cumulative employer contributions in excess of net periodic benefit cost	(3,224)	(3,035)

Net amount recognized in the balance sheet	$(3,409)	$(3,089)

Amounts expected to be recognized in net periodic benefit
cost in the following fiscal year:
Transition (asset)/obligation	—	—
Prior service (credit)/cost	—	—
Accumulated (gain)/loss	—	—
Weighted-average assumptions
Assumptions used for projected benefit obligation:
Discount rate	7.1%	7.1%
Rate of compensation increase	—	—
Assumptions used to determine net periodic benefit cost:
Discount rate	6.6%	7.1%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	3.8%	3.8%

	Other benefits
	Fiscal years ended			Three months ended
(dollars in thousands)	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009

				(Unaudited)	(Unaudited)
Components of net periodic benefit cost:
Service cost	$35	$17	$7	$2	$—
Interest cost	237	224	225	56	52
Amortization of prior service credit	(21)	—	—	—	—
Amortization of loss	102	—	—	—	—

Net periodic benefit cost	$353	$241	$232	$58	$52

For measurement purposes, a 9.1 percent rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 2009. The rate was assumed to decrease gradually to 4.5 percent for 2029 and remain at that level thereafter.

The assumed health care trend rates can have a significant effect on the amounts reported for the postretirement benefits plan. A one-percentage point change in the assumed health care trend rates would have the following effect:

(dollars in thousands)	1-percentage point increase	1-percentage point decrease

Effect on total of service and interest cost components for fiscal 2009	$10	$(9)
Effect on postretirement benefit obligation at June 27, 2009	$132	$(115)

The Company expects to make payments of approximately $0.4 million to its other postretirement benefit plans in fiscal year 2010.

The Company expects to make postretirement benefit payments, which reflect expected future service costs, as appropriate, over the next 10 years as follows:

Fiscal year ending last Saturday in June (dollars in thousands)

2010	$403
2011	$395
2012	$399
2013	$345
2014	$320
2015-2019	$1,332

Birds Eye Foods 401(k) plan:    Under the Birds Eye Foods 401(k) Plan ("401(k)"), the Company contributes matching contributions to the plan for the benefit of employees who elect to defer a portion of their salary into the plan. The Company allocated approximately $1.0 million during fiscal 2007 and approximately $0.8 million during fiscal years 2008 and 2009 in the form of matching contributions to the plan.

In addition, Birds Eye Group also maintains a Non-Qualified 401(k) Plan in which the Company allocates matching contributions for the benefit of "highly compensated employees" as defined under Section 414(q) of the Internal Revenue Code. The Company allocated approximately $0.6 million during fiscal 2007 and approximately $0.3 million during fiscal years 2008 and 2009 in the form of matching contributions to this plan.

Note 11.  Stockholder's deficit and preferred stock

Common stock:    There are 1000 common shares authorized and issued to Holdings LLC. Holders of common stock are entitled to one vote per share on all matters to be voted by the Company's stockholders. In the first quarter of fiscal 2008, the Company paid a common stock dividend of approximately $298.2 million to Holdings LLC.

Preferred stock:    In connection with The Transaction, 100 preferred shares were issued to Holdings LLC. Owners of preferred stock were entitled to a cumulative preferred stockholder return of 15% per annum of the original cost. This preferred return was computed based on a 360-day year consisting of 12 equal months and was compounded quarterly.

In March, 2007 the Company redeemed all of the outstanding preferred stock. The Company paid a price per preferred share equal to the product of the stockholder's preferred capital plus the accumulated unpaid preferred returns.

In connection with the original issuance of the preferred stock, the Company incurred approximately $4.0 million in issuance costs. These costs were being accreted using the effective interest method through August 19, 2010 pursuant to the terms of the Restated Certificate of Incorporation and Holding LLC's Limited Liability Company Agreement. In conjunction with the redemption of the preferred units in March 2007, the accretion of the issuance costs was accelerated and the remaining $1.8 million of unamortized costs were recognized.

The following table reflects the preferred stock activity for the fiscal year ended June 30, 2007:

(dollars in thousands)

Balance at beginning of period	$242,454
Dividends on preferred stock	29,252
Accretion of preferred stock issuance costs	2,205
Redemption of preferred stock and accumulated unpaid returns	(273,911)

Balance at end of period	$—

There was no preferred stock activity during the fiscal years ended June 28, 2008 and June 27, 2009.

Note 12.  Operating segments

The Company is organized by product line for management reporting. The Company has three reportable segments in which it markets its products, they include: frozen food group, specialty food group, and industrial—other. The frozen food group includes two operating segments and the specialty food group includes three operating segments. The operating segments within each reportable segment have been aggregated in accordance with ASC Topic 280 (SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information"). Primarily all of each segments net sales are within the United States. See further discussion at Note 3 to the "Notes to Consolidated Financial Statements" for additional disclosures regarding the Company's exit of the non-brand frozen vegetable business.

The Company's frozen food group family of products includes traditional frozen vegetables as well as value added products marketed under recognizable brand names such as Birds Eye, Steamfresh, Voila!, C&W, Freshlike and McKenzie's. Also included in frozen food group are store brand box sauce frozen vegetables. The Company's specialty food group family of products includes a wide variety of product offerings, including fruit fillings and toppings (Comstock and Wilderness), chili and chili ingredients (Nalley and Brooks), salad dressings (Bernstein's and Nalley) and snacks (Tim's, Snyder of Berlin, and Husman). Specialty food group also includes store brand products such as fruit fillings and toppings, chili products, and other canned products as well as food service/industrial products such as salad dressings, mayonnaise, fruit fillings and toppings, and chili products. Industrial—other includes frozen industrial vegetables for a limited number of customers.

One customer accounted for 21 percent, 23 percent and 25 percent of the Company's consolidated net sales in fiscal years 2007, 2008 and 2009, respectively. This customer purchases products from the frozen food group and specialty food group operating segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company allocates resources to segments and evaluates the performance of segments based upon reported segment income before interest expense and income taxes and certain other non-recurring items. The Company does not have any intersegment sales.

The following table illustrates the Company's operating segment information:

	Fiscal year ended			Three months ended
(dollars in millions)	June 30, 2007(4)	June 28, 2008(4)	June 27, 2009(4)	September 27, 2008(4)	September 26, 2009(4)

				(Unaudited)	(Unaudited)
Net sales:
Frozen food group	$494.1	$587.4	$647.0	$125.3	$114.9
Specialty food group	275.2	274.4	279.4	68.6	66.1
Industrial—other	13.4	6.5	9.2	1.5	0.1

Total continuing segments	$782.7	$868.3	$935.6	$195.4	$181.1

Operating income:
Frozen food group	$45.1	$76.7	$81.6	$3.6	$0.1
Specialty food group	45.5	48.0	53.4	13.0	11.3
Industrial—other	(2.4)	(2.2)	(3.2)	(0.5)	(0.1)
Restructuring(1)	(0.4)	(0.7)	(1.2)	—	—
Other expense(2)	(1.4)	—	(1.3)	—	—
Transition costs(3)	(2.9)	—	—	—	—

Operating income	83.5	121.8	129.3	16.1	11.3
Loss on early extinguishment of debt	(2.3)	—	—	—	—
Interest expense	(25.6)	(63.1)	(50.0)	(13.7)	(11.0)

Pretax income from continuing operations	$55.6	$58.7	$79.3	$2.4	$0.3

Depreciation expense:
Frozen food group	$10.8	$9.5	$10.2	$2.1	$1.9
Specialty food group	4.9	5.2	5.2	1.3	1.2
Industrial—other	0.5	0.1	0.2	0.1	—

Continuing segments	16.2	14.8	15.6	3.5	3.1
Discontinued operations	5.2	—	—	—	—

Total	$21.4	$14.8	$15.6	$3.5	$3.1

Amortization expense:
Frozen food group	$1.8	$1.8	$1.8	$0.4	$0.4
Specialty food group	1.0	1.0	1.0	0.3	0.3
Industrial—other	—	—	—	—	—

Total continuing segments	$2.8	$2.8	$2.8	$0.7	$0.7

(1)   Represents restructuring charges which are not allocated to individual segments. This item is excluded from the Company's evaluation of segment performance. See Note 14 to the "Notes to Consolidated Financial Statements" for additional disclosures regarding the Company's restructuring activities.

(2)   Other expense is not allocated to individual segments. These items are excluded from the Company's evaluation of segment performance.

(3)   Represents incremental expenses incurred during the transition of the non-brand frozen vegetable business. Transition costs are not allocated to individual segments and are excluded from the Company's evaluation of segment performance.

(4)   Asset and capital expenditure information on a segment basis is not disclosed as this information is not separately identified and is not internally reported to the Company's Chief Executive Officer, the Company's chief operating decision maker.

Note 13.  Guarantees and indemnifications

In certain instances when the Company sells businesses or assets, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities existing, or arising from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, labor contingencies, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to three years for certain types of indemnities, to terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the tax is imposed, and to terms for certain liabilities (i.e., warranties of title and environmental liabilities) that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The maximum potential future payments that the Company could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all relevant defenses, which are not estimable. Historically, costs incurred to resolve claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows.

The Company enters into agreements with indemnification provisions in the ordinary course of business with its customers, suppliers, service providers and business partners. In such instances, the Company usually indemnifies, holds harmless and agrees to reimburse the indemnified party for claims, actions, liabilities, losses and expenses in connection with any Company infringement of third party intellectual property or proprietary rights, or when applicable, in connection with any personal injuries or property damage resulting from any Company products sold or services provided. Additionally, the Company may from time to time agree to indemnify and hold harmless its providers of services from claims, actions, liabilities, losses and expenses relating to their services to the Company, except to the extent finally determined to have resulted from the fault of the provider of services relating to such services. The level of conduct constituting fault of the service provider varies from agreement to agreement and may include conduct which is defined in terms of negligence, gross negligence, willful misconduct, omissions or other culpable behavior. The terms of these indemnification provisions are generally not limited. The maximum potential future payments that the Company could be required to make under these indemnification provisions are unlimited. The maximum potential future payments that the Company could be required to make under these indemnification provisions are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all relevant defenses to the claims, which are not estimable. Historically, costs incurred to resolve claims related to these indemnification provisions have not been material to the Company's financial position, results of operations or cash flows.

The Company has by-laws, policies, and agreements under which it indemnifies its directors and officers from liability for certain events or occurrences while the directors or officers are, or were, serving at the Company's request in such capacities. Furthermore, the Company is incorporated in the state of Delaware which requires corporations to indemnify their officers and directors under certain circumstances. The term of the indemnification period is for the director's or officer's lifetime. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is unlimited, but would be affected by all relevant defenses to the claims and insurance available to satisfy such claims.

Note 14.  Other matters

Restructuring:    In fiscal 2007, the Company eliminated positions from various locations and departments within the Company. The reductions were part of an ongoing focus on low-cost operations and included both salaried and hourly positions. In conjunction with the reductions, the Company recorded a charge against earnings of approximately $0.4 million in fiscal 2007, comprising employee termination benefits. The Company liquidated $0.3 million in fiscal 2007 and the remaining liability was paid in fiscal 2008.

In fiscal 2008, the Company recognized a charge of approximately $0.7 million for payments to be provided and incurred in conjunction with the departure of a member of the Company's senior management team. The Company paid $0.3 million in fiscal 2008 and the remaining liability was paid in fiscal 2009.

In fiscal 2009, the Company eliminated positions from various locations and departments within the Company. The reductions were part of an ongoing focus on cost reductions and included both salaried and hourly positions. In conjunction with the reductions, the Company recorded a charge against earnings of approximately $1.2 million in fiscal 2009, representing employee termination benefits. The Company paid $0.5 million in fiscal 2009 and the remaining liability will be paid in fiscal 2010.

Other expense:    In June, 2007, the Company sold its idle manufacturing facility and administrative office in Green Bay, Wisconsin. The properties had a carrying value of $4.6 million and the Company recognized a loss on disposal of approximately $1.3 million within other expense in the Company's Consolidated Statement of Operations and Comprehensive Loss for the year ended June 30, 2007.

Collective bargaining/labor agreements:    The Company has several collective bargaining or other labor agreements covering a total of approximately 1,025 employees. The Company has 3 agreements expiring in fiscal year 2010 covering approximately 505 employees, including one agreement covering approximately 305 employees that expires on December 31, 2009 which the Company plans to renew. There is no assurance that the Company will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. Failure to renew existing agreements or a prolonged labor dispute, including but not limited to a work stoppage, could adversely affect the Company's business operations and financial performance.

Legal matters:    The Company is a party to various legal proceedings from time to time in the normal course of its business. In the opinion of management, any liability that the Company might incur upon the resolution of these proceedings will not, in the aggregate, have a material adverse effect on the Company's consolidated financial statements. The Company maintains general liability insurance coverage in amounts deemed to be adequate by management.

                      shares

Common stock

Prospectus

Joint book running-managers

J.P. Morgan	Barclays Capital	UBS Investment Bank

Co-managers

BofA Merrill Lynch	Deutsche Bank Securities	Goldman, Sachs & Co.

                                                 , 2009

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                                                 , 2009, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 Part II

Information not required in prospectus

Item 13.    Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than the underwriting discount payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee		$19,530
FINRA filing fee		$35,500
listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*      To be provided by amendment.

Item 14.   Indemnification of directors and officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.    Recent sales of unregistered securities.

None.

Item 16.    Exhibits and financial statement schedule.

(a)
Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)
Financial statement schedule

 Birds Eye Foods, Inc.

Schedule I

Condensed financial information of Birds Eye Foods, Inc.

(Parent company only)

Condensed balance sheets

(Dollars in thousands, except for share information)

	June 28, 2008	June 27, 2009

Assets
Current Assets:
Cash and cash equivalents	$—	$14,668

Total current assets	—	14,668
Due from unconsolidated subsidiary	11,667	20,563
Investment in unconsolidated subsidiary	33,187	36,830
Deferred financing costs, net	6,668	4,749
Other assets	444	421

Total assets	$51,966	$77,231

Liabilities and stockholder's deficit
Liabilities:
Long-term debt	$338,386	$321,036

Total liabilities	338,386	321,036

Commitments and Contingencies
Stockholder's Deficit:
Common stock, par value $.01; 1,000 shares authorized, issued and outstanding	—	—
Additional paid-in capital	40	10
Accumulated deficit	(268,702)	(215,057)
Accumulated other comprehensive loss:
Unrealized loss on hedging activity, net of taxes	(3,755)	(4,259)
Pension and other postretirement benefits liability, net of taxes	(14,003)	(24,499)

Total stockholder's deficit	(286,420)	(243,805)

Total liabilities and stockholder's deficit	$51,966	$77,231

The accompanying notes are an integral part of these condensed financial statements.

 Birds Eye Foods, Inc.

Schedule I

Condensed financial information of Birds Eye Foods, Inc.

(Parent company only)

Condensed statements of operations

(Dollars in thousands)

	Fiscal years ended
	June 30, 2007	June 28, 2008	June 27, 2009

Interest expense	$—	$(33,546)	$(24,711)
Tax benefit	—	12,111	8,873
Investment income from unconsolidated subsidiary, net of taxes	33,184	58,656	68,943

Income from continuing operations	33,184	37,221	53,105
Discontinued operations, net of taxes	(42,080)	830	540

Net (loss)/income	$(8,896)	$38,051	$53,645

The accompanying notes are an integral part of these condensed financial statements.

 Birds Eye Foods, Inc.

Schedule I

Condensed financial information of Birds Eye Foods, Inc.

(Parent company only)

Condensed statements of cash flows

(Dollars in thousands)

	Fiscal years ended
	June 30, 2007	June 28, 2008	June 27, 2009

Cash flows from operating activities:
Net (loss)/income	$(8,896)	$38,051	$53,645
Noncash investment income in unconsolidated subsidiary, including discontinued operations	8,896	(59,486)	(69,483)
Amortization of debt issue costs, debt discount and interest in kind	—	33,546	14,569
Due from unconsolidated subsidiary	—	(11,667)	(8,896)
Other	—	(444)	23

Net cash used in operating activities	—	—	(10,142)

Cash flows from investing activities:
Dividend received from unconsolidated subsidiary	284,183	—	55,000
Investment in unconsolidated subsidiary	(18)	(40)	(160)

Net cash provided by (used in) investing activities	284,165	(40)	54,840

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	306,900	—
Payments on long-term debt	—	—	(30,000)
Cash paid for debt issuance costs	—	(8,728)	—
Dividend to Birds Eye Holdings LLC	(284,183)	(298,172)	(190)
Birds Eye Holdings LLC investment	18	40	160

Net cash (used in) provided by financing activities	(284,165)	40	(30,030)

Net change in cash and cash equivalents	—	—	14,668
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at end of period	$—	$—	$14,668

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$—	$—	$10,142

Supplemental schedule of non-cash financing activity:
Interest in kind included in long-term debt	$—	$30,751	$11,966

The accompanying notes are an integral part of these condensed financial statements.

 Birds Eye Foods, Inc.

Schedule I

Condensed financial information of Birds Eye Foods, Inc.

(Parent company only)

Notes to condensed financial statements

Note 1.  Basis of presentation

Birds Eye Foods, Inc.'s (the "Company") investment in subsidiary is stated at cost plus any equity in the undistributed earnings of its subsidiary. The Company's share of net (loss)/income of its unconsolidated subsidiary is included in net (loss)/income using the equity method of accounting. This condensed financial information of the parent company only should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this registration statement. The Company is a wholly-owned subsidiary of Birds Eye Holdings LLC.

Note 2.  Debt

For a discussion of the Company's long-term debt, see Note 8 to the Company's Consolidated Financial Statements included elsewhere in this registration statement.

Note 3.  Dividend received from unconsolidated subsidiary

In fiscal year 2007, the Company received a cash dividend from its unconsolidated subsidiary totaling $284.2 million, the proceeds of which were used to pay a dividend to its stockholder. In fiscal year 2009, the Company received a cash dividend from its unconsolidated subsidiary totaling $55.0 million, the proceeds of which were used, in part, to service the Company's outstanding debt obligations.

Note 4.  Dividend payments to stockholder

In fiscal year 2007, the Board of Directors of the Company approved the payment of a cash dividend of $284.2 million to its stockholder, which was paid on March 22, 2007. In fiscal year 2008, the Board of Directors of the Company approved the payment of a cash dividend of $298.2 million to its stockholder, which was paid on July 11, 2007. Borrowings from the Company's Credit Agreement were used to finance the fiscal year 2008 dividend to the Company's stockholder. The Company's Credit Agreement is described in Note 8 to the Company's Consolidated Financial Statements included elsewhere in this registration statement.

Note 5.  Income taxes

In fiscal year 2008, the Company and its operating subsidiary entered into a tax sharing agreement whereby the operating subsidiary is responsible for collecting and paying the corporate income taxes of the consolidated group. In order to fulfill this obligation, the agreement states that the operating subsidiary's liability shall be determined taking into account the interest deduction of the Company. Accordingly, the tax benefit related to the

Company's interest deduction totaling $11.7 million and $8.9 million in fiscal years 2008 and 2009, respectively, was transferred to the operating subsidiary via an intercompany account.

Note 6.  Commitments and contingencies

On an unconsolidated basis, the Company has no commitments and contingencies. See Notes 5 and 14 to the Company's Consolidated Financial Statements included elsewhere in this registration statement for disclosures related to the subsidiary's commitments and contingencies.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

  (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

  (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

 Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rochester, New York, on November 10, 2009.

BIRDS EYE FOODS, INC.
By:	/s/ NEIL HARRISON
	Name:	Neil Harrison
	Title:	Chairman and Chief Executive Officer

* * * *

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date

/s/ NEIL HARRISON Neil Harrison	Chairman and Chief Executive Officer (principal executive officer)	November 10, 2009
/s/ LINDA K. NELSON Linda K. Nelson	Executive Vice President, Chief Financial Officer and Secretary (principal financial officer and principal accounting officer)	November 10, 2009
/s/ PETER R. CALL Peter R. Call	Director	November 10, 2009
/s/ STEPHEN P. DONOVAN, JR. Stephen P. Donovan, Jr.	Director	November 10, 2009
/s/ KEVIN A. MUNDT Kevin A. Mundt	Director	November 10, 2009
/s/ DANIEL S. O'CONNELL Daniel S. O'Connell	Director	November 10, 2009

Signature	Title	Date

/s/ GREGG A. OSTRANDER Gregg A. Ostrander	Director	November 10, 2009
/s/ ALLAN W. OVERHISER Allan W. Overhiser	Director	November 10, 2009
/s/ BRIAN K. RATZAN Brian K. Ratzan	Director	November 10, 2009
/s/ PATRICK W. ROSE Patrick W. Rose	Director	November 10, 2009
/s/ DAVID B. VERMYLEN David B. Vermylen	Director	November 10, 2009

 Exhibit index

Exhibit number	Description

1.1*	Form of Underwriting Agreement.
3.1§	Amended and Restated Certificate of Incorporation of Birds Eye Foods, Inc., as currently in effect.
3.2§	Amendment to Birds Eye Foods, Inc. Certificate of Incorporation filed July 24, 2007.
3.3§	Amendment to Birds Eye Foods, Inc. Certificate of Incorporation filed on October 5, 2009.
3.4§	Bylaws of Birds Eye Foods, Inc., as currently in effect.
3.5*	Form of Amended and Restated Certificate of Incorporation of Birds Eye Foods, Inc., to be effective upon the completion of this offering.
3.6*	Form of Amended and Restated Bylaws of Birds Eye Foods, Inc., to be effective upon the completion of this offering.
4.1*	Specimen Common Stock Certificate.
4.2§	Indenture, dated as of November 18, 1998, between Birds Eye Group, Inc. (f/k/a Agrilinks Foods, Inc.), the Guarantors named therein and IBJ Schroder Bank & Trust Company, Inc., as Trustee.
4.3§	Form of Agrilinks Foods, Inc. 11 7/8 percent Senior Subordinated Notes due November 1, 2008.
4.4§	First Supplemental Indenture dated July 22, 2002 between Birds Eye Group, Inc. (f/k/a Agrilink Foods, Inc.) and The Bank of New York (as successor trustee).
4.5§	Second Supplemental Indenture dated March 1, 2003 between Birds Eye Group, Inc. (f/k/a Agrilink Foods, Inc.) and The Bank of New York (as successor trustee).
5.1*	Form of Opinion of Kirkland & Ellis LLP.
10.1§	Amended and Restated Marketing and Facilitation Agreement dated August 19, 2002 between Pro-Fac Cooperative, Inc. and Birds Eye Group, Inc. (f/k/a Agrilink Foods, Inc.)
10.2§	Letter Agreement by and between Pro-Fac Cooperative, Inc. and Curtice-Burns Foods, Inc., dated August 19, 2002.
10.3§+	Birds Eye Foods Non-Qualified 401(k) Plan effective January 1, 2004.
10.4§+	First Amendment to Birds Eye Foods Non-Qualified 401(k) Plan dated October 25, 2008.
10.5§+	Birds Eye Foods Management Incentive Program, as amended.
10.6§	Amended and Restated Credit Agreement, dated as of March 22, 2007 among Birds Eye Foods, Inc. (n/k/a Birds Eye Group, Inc.), Birds Eye Holdings, Inc., Bank of America N.A., UBS Securities LLC, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., M&T Bank Corporation and JPMorgan Chase Bank N.A.
10.7§	Credit Agreement, dated as of July 11, 2007, among BE Foods Investments, Inc., UBS AG, Stamford Branch and UBS Securities LLC.
10.8§	First Amendment to Credit Agreement dated as of July 16, 2009 by and among BE Foods, Inc. and the Lenders named therein.
10.9§+	Birds Eye Group, Inc. (f/k/a Agrilink Foods, Inc.) Excess Benefit Retirement Plan effective December 1, 2000.
10.10§+	Amendment to the Birds Eye Group, Inc. (f/k/a Agrilink Foods, Inc.) Excess Benefit Retirement Plan, effective September 28, 2001.
10.11§+	Second Amendment to the Birds Eye Group, Inc. (f/k/a Agrilink Foods, Inc.) Excess Benefit Retirement Plan, effective February 10, 2003.
10.12§+	Third Amendment to the Birds Eye Group, Inc. (f/k/a Birds Eye Foods, Inc.) Excess Benefit Retirement Plan, effective August 19, 2004.
10.13§+	Fourth Amendment to the Birds Eye Group, Inc. (f/k/a Birds Eye Foods, Inc.) Excess Benefit Retirement Plan, dated December 9, 2005.
10.14§+	Fifth Amendment to the Birds Eye Group, Inc. (f/k/a Birds Eye Foods, Inc.) Excess Benefit Retirement Plan dated October 26, 2008.

Exhibit number	Description

10.15§+	Birds Eye Group, Inc. (f/k/a Agrilinks Foods, Inc.) Master Salaried Retirement Plan, as amended and restated, effective January 1, 2001.
10.16§+	First Amendment to Master Salaried Retirement Plan, dated February 10, 2003.
10.17§+	Second Amendment to the Birds Eye Group, Inc. (f/k/a Birds Eye Foods, Inc.) Master Salaried Retirement Plan, dated May 6, 2003.
10.18§+	Third Amendment to the Birds Eye Group, Inc. (f/k/a Birds Eye Foods, Inc.) Master Salaried Retirement Plan, effective July 1, 2003.
10.19§+	Fourth Amendment to the Birds Eye Group, Inc. (f/k/a Birds Eye Foods, Inc.) Master Salaried Retirement Plan, effective February 27, 2004.
10.20§+	Fifth Amendment to the Birds Eye Group, Inc. (f/k/a Birds Eye Foods, Inc.) Master Salaried Retirement Plan, effective June 28, 2005.
10.21§+	Sixth Amendment to the Birds Eye Group, Inc. (f/k/a Birds Eye Foods, Inc.) Master Salaried Retirement Plan, effective August 25, 2005.
10.22§+	Seventh Amendment to the Birds Eye Group, Inc. (f/k/a Birds Eye Foods, Inc.) Master Salaried Retirement Plan effective December 28, 2006.
10.23§+	Eighth Amendment to the Birds Eye Group, Inc. (f/k/a Birds Eye Foods, Inc.) Master Salaried Retirement Plan effective April 17, 2007.
10.24§	Securityholders Agreement dated August 19, 2002 among Birds Eye Holdings, LLC. (f/k/a Agrilink Holdings LLC), Pro-Fac Cooperative, Inc., Vestar/Agrilink Holdings LLC, and others.
10.25§	Amendment No. 1 to the Securityholders Agreement among Birds Eye Holdings, LLC.
(f/k/a Agrilink Holdings LLC), Pro-Fac Cooperative, Inc., Vestar/Agrilink Holdings LLC, and others, dated August 30, 2003.
10.26§	Amended and Restated Limited Liability Company Agreement of Birds Eye Holdings, LLC (f/k/a Agrilink Holdings LLC) dated August 19, 2002 among Agrilink Holdings LLC, Pro-Fac Cooperative, Inc., Vestar/Agrilink Holdings LLC, and others.
10.27§	Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Birds Eye Holdings, LLC. (f/k/a Agrilink Holdings LLC) dated August 30, 2003.
10.28§	Amendment No. 2 to the Amended and Restated Limited Liability Company Agreement of Birds Eye Holdings, LLC. (f/k/a Agrilink Holdings LLC) dated February 11, 2004.
10.29§	Amendment No. 3 to Amended and Restated Limited Liability Company Agreement of Birds Eye Holdings, LLC. (f/k/a Agrilink Holdings LLC) dated February 11, 2004.
10.30§	Amendment No. 4 to Amended and Restated Limited Liability Company Agreement of Birds Eye Holdings LLC dated October 31, 2005.
10.31§	Amendment No. 5 to Amendment and Restated Limited Liability Company Agreement of Birds Eye Holdings LLC dated July 11, 2007.
10.32§	Amendment No. 6 to Amendment and Restated Limited Liability Company Agreement of Birds Eye Holdings LLC dated July 11, 2007.
10.33§	Amendment No. 7 to Amendment and Restated Limited Liability Company Agreement of Birds Eye Holdings LLC dated August 14, 2007.
10.34§	Management Agreement dated August 19, 2002 among Birds Eye Group, Inc. (f/k/a Agrilink Foods, Inc.), Agrilink Holdings Inc. and Vestar Capital Partners.
10.35§+	Employment Agreement by and among Birds Eye Holdings LLC and Neil Harrison effective September 2, 2005.
10.36‡	Supply Agreement by and between Congelados Don Jose, S.P.R. de R.L. and Birds Eye Foods, Inc., dated August 23, 2005.
10.37‡	Amendment to Supply Agreement dated January 1, 2008.
21.1*	List of subsidiaries of Birds Eye Foods, Inc.
23.1§	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

*      To be filed by amendment.

+      Indicates a management contract or compensatory plan or arrangement.

§      Filed herewith.

‡      Filed herewith, with redactions subject to a confidential treatment request.